As filed with the Securities and Exchange Commission on July 24, 1998
                                                   Registration No. 333-
===========================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                    -----------------------------------

                                  FORM S-1
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                    -----------------------------------

                             theglobe.com, inc.
           (Exact name of registrant as specified in its charter)

       Delaware                       7310                      14-1781422
   (State or other        (Primary Standard Industrial       (I.R.S. Employer
   jurisdiction of         Classification Code Number)        Identification
   incorporation or  -----------------------------------         Number)
    organization)
                            31 West 21st Street
                          New York, New York 10010
                               (212) 886-0800
                     (Address, including zip code, and
                      telephone number, including area
                      code, of registrant's principal
                             executive offices)
                    -----------------------------------
                             Todd V. Krizelman
                            Stephan J. Paternot
                             theglobe.com, inc.
                            31 West 21st Street
                          New York, New York 10010
                               (212) 886-0800
         (Name, address, including zip code, and telephone number,
               including area code, of co-agents for service)
                    -----------------------------------
                                 Copies to:
        Valerie Ford Jacob, Esq.                Allen L. Weingarten, Esq.
         Stuart H. Gelfond, Esq.                 Morrison & Foerster LLP
Fried, Frank, Harris, Shriver & Jacobson       1290 Avenue of the Americas
           One New York Plaza                   New York, New York 10104
        New York, New York 10004                     (212) 468-8000
             (212) 859-8000
                    -----------------------------------
     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. |_|
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the registration statement for the same offering. |_| .
     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|
                       CALCULATION OF REGISTRATION FEE
===========================================================================
Title of Each Class of         Proposed Maximum
       Securities                  Aggregate                  Amount of
    to be Registered           Offering Price(1)          Registration Fee
---------------------------------------------------------------------------

Common Stock, $.001 par            $50,000,000                 $14,750
value (2)
===========================================================================
(1) Estimated pursuant to Rule 457(o) solely for the purpose of calculating the registration fee.
(2) The Common Stock offered hereby includes Preferred Stock Purchase Rights (the "Rights"). The Rights will be associated and trade with the Common Stock. The value, if any, of the Rights will be reflected in the market price of the Common Stock.
                    -----------------------------------
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
===========================================================================
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED JULY 24, 1998

PRELIMINARY PROSPECTUS
                                                            Shares

                                   [LOGO]

                                Common Stock

     All of the shares of Common Stock, par value $0.001 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by theglobe.com, inc. (the "Company" or "theglobe.com"). Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price for the Common Stock will be between $ and $ per share. See "Under-writing" for a discussion of the factors to be considered in determining the initial public offering price. Application will be made for quotation of the Common Stock on the Nasdaq National Market under the symbol "TGLO."

                             ------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.
                             ------------------

THESE  SECURITIES  HAVE NOT BEEN APPROVED OR  DISAPPROVED BY THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
TO THE CONTRARY IS A CRIMINAL OFFENSE.
===========================================================================
                                               Underwriting
                               Price to        Discounts and     Proceeds to
                                Public        Commissions (1)    Company (2)
-------------------------------------------------------------------------------
Per Share...................       $                 $                $
-------------------------------------------------------------------------------
Total (3)...................  $                 $                 $
===============================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2)  Before deducting expenses payable by the Company estimated at $      .
(3) The Company has granted the Underwriters a 30-day option to purchase up to additional shares of Common Stock on the same terms and conditions as set forth above, to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
     $     , $     and $     , respectively. See "Underwriting."

                             ------------------

     The shares of Common Stock are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters against payment therefor and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the Offering and to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made against payment therefor on or about , 1998 at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

                             ------------------

Bear, Stearns & Co. Inc.                           Volpe Brown Whelan & Co.

              The date of this Prospectus is      , 1998.


     The Company has a registered United States trademark for theglobe. The Company has filed United States trademark applications for theglobe.com and theglobe.com logo. Additionally, the Company has submitted trademark applications in various foreign countries for theglobe.com and theglobe.com logo. See "Business -- Intellectual Property Rights."

                             ------------------

     This Prospectus includes statistical data regarding the Internet industry. Such data is taken or derived from information published by sources including Media Metrix, Inc., a media research firm specializing in market and technology measurement on the Internet ("Media Metrix"), Jupiter Communications, LLC, a media research firm focusing on the Internet industry ("Jupiter Communications"), and International Data Corporation, a provider of market information and strategic information for the information technology industry ("IDC"). Although the Company believes that such data are generally indicative of the matters reflected therein, such data are inherently imprecise and investors are cautioned not to place undue reliance on such data.

                             ------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT
COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTON OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. Except where the context otherwise requires, all references in this Prospectus to (a) the "Company" or "theglobe.com" refer to theglobe.com, inc., a Delaware corporation, (b) the "Web" refer to the World Wide Web and
(c) the "site" refer to the Company's Web site. Unless otherwise indicated or unless the context otherwise requires, all information in this Prospectus reflects, upon the closing of the Offering, (i) the automatic conversion of all outstanding shares of the Company's Preferred Stock into shares of Common Stock, (ii) no exercise of the Underwriters' over-allotment option and (iii) the Company's for Common Stock split to be effected immediately prior to the consummation of the Offering.

                                The Company

     theglobe.com is one of the world's leading online communities with over 1.7 million members in the United States and abroad. In June 1998, 6.1 million unique users visited the site. theglobe.com is a destination on the Internet where users are able to personalize their online experience by publishing their own content and interacting with others having similar interests. theglobe.com facilitates this interaction by providing various free services, including home page building, discussion forums, chat, e-mail and a marketplace where members can purchase a variety of products and services. Additionally, theglobe.com provides its users news, weather, movie and music reviews, multi-player gaming, horoscopes and personals. By satisfying its users' personal and practical needs, theglobe.com seeks to become their online home. The Company's primary revenue source is the sale of advertising, with additional revenues generated through e-commerce arrangements and the sale of membership subscriptions for enhanced services.

     The Company was founded by Todd V. Krizelman and Stephan J. Paternot in May 1995 to capitalize on the growing demand for online destinations that allow users to develop their own identities and establish relationships with other Internet users. theglobe.com offers users the ability to become active participants in its community and provides users set-up tools and guidance to build a personal Web site quickly and easily. theglobe.com community is organized in an intuitive hierarchy modeled after the real world where each layer reflects a more specific level of interest. There are six "Themes of Interest": Arts and Entertainment, Business and Finance, Lifestyles, Romance, Special Interests and Geographical Interests. Themes of Interest are subdivided into 24 "Cities," which are further divided into 75 "Districts." Within each District members have the ability to create or join "Interest Groups," theglobe.com's smallest form of community. There are currently 325 Interest Groups. Interest Groups, once proposed by any member, are posted for petition. Those groups that garner enough votes then go "live" on the site. Members are not limited as to the number of communities they can join and are able to leave an Interest Group at any time, ensuring that the communities are dynamic and evolve as member interests change. "Community Leaders" are elected to manage communities and are able to highlight member content, communicate directly to constituents and organize events. The unique community focus of theglobe.com offers several advantages to the Company that include (i) member loyalty, (ii) member-developed content at a low cost to the Company and (iii) the ability to offer advertising targeted to specific user interests. In June 1998, the Company had 90 advertisers, including, Coca Cola, Dunkin' Donuts, J. Crew, Procter & Gamble, Sony, 3Com and Visa.

     Since its founding, theglobe.com has experienced strong growth. The site has added approximately 100,000 new members every month since October 1997, and generated over 100 million page views in June 1998, an increase of over 100% from January 1998. More than 6.1 million unique users visited the site in June 1998, reflecting an increase of more than 350% since January 1998. Approximately 25% to 35% of theglobe.com's monthly traffic originates from abroad, reflecting the site's international appeal. According to Media Metrix, the average time spent per user at theglobe.com in the period April to June 1998 was approximately 15% higher than the average time spent on the top 25 Web sites visited most frequently.

     theglobe.com's goal is to be the leading online community site. The Company seeks to attain this goal through the following key strategies: (i) improving user experience, (ii) developing brand identity and awareness,
(iii) increasing new membership  acquisition  through strategic  alliances,
(iv) expanding globally, (v) further developing e-commerce and (vi) enhancing membership services.

                    -----------------------------------

     The Company was incorporated in May 1995 in the State of Delaware. The Company's principal executive offices are located at 31 West 21st Street, New York, New York 10010, and its telephone number is (212) 886-0800.

                                The Offering


Common Stock offered by the Company..................         shares

Common Stock to be outstanding after the Offering....         shares (1)(2)



Use of Proceeds......................................Advertising,     brand
                                                     name   promotions  and
                                                     other          general
                                                     corporate    purposes,
                                                     including   investment
                                                     in the development and
                                                     functionality       of
                                                     theglobe.com Web site,
                                                     enhancements   of  the
                                                     Company's      network
                                                     infrastructure     and
                                                     working  capital.  The
                                                     Company may also use a
                                                     portion     of     the
                                                     proceeds for strategic
                                                     alliances          and
                                                     acquisitions. See "Use
                                                     of Proceeds."

Proposed Nasdaq National Market Symbol...............TGLO
-------------

(1) Based on the number of shares of Common Stock outstanding as of June 30, 1998, including 10,947,469 shares of Common Stock that will be issued upon the automatic conversion of the Company's existing preferred stock (the "Preferred Stock") upon consummation of the Offering. Also includes 4,046,018 shares of Common Stock issuable upon the exercise of outstanding warrants (the "Warrants") to acquire Common Stock at an exercise price of approximately $1.45 per share following consummation of the Offering. If the Underwriters' over-allotment option were exercised in full, an additional shares of Common Stock would be offered by the Company, and shares of Common Stock would be outstanding after the Offering.

(2) Excludes (i) 1,235,000 and 1,425,941 shares of Common Stock issuable upon the exercise of stock options that would be outstanding after the Offering under the Company's 1998 Stock Option Plan and 1995 Stock Option Plan, respectively, at a weighted average exercise price of $ per share (assuming an initial offering price of $ per share) and $ per share, respectively; and (ii) 565,000 and 12,001 shares of Common Stock reserved for future issuance under the 1998 Stock Option Plan and the 1995 Stock Option Plan, respectively. See "Capitalization", "Management--Executive Compensation," "Description of Capital Stock" and Financial Statements and the Notes related thereto appearing elsewhere in this Prospectus.

                           SUMMARY FINANCIAL DATA
               (Dollars in thousands, except per share data)

     The following table sets forth certain summary financial data for the Company. This information should be read in conjunction with the Financial Statements and Notes related thereto appearing elsewhere in this Prospectus. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                        May 1, 1995
                                        (inception)                                          Six Months
                                          through                 Year Ended                    Ended
                                        December 31,             December 31,                  June 30,
                                                                 ------------                  --------
                                            1995            1996           1997            1997            1998
                                            ----            ----           ----            ----            ----
Statement of Operations Data:

   Revenues.........................     $      27      $      229      $      770      $      208      $    1,173
   Gross profit.....................            14             113             347             102             670
   Loss from operations.............           (66)           (772)         (3,883)           (779)         (6,470)
   Net loss.........................           (66)           (750)         (3,584)           (767)         (5,824)
   Basic and diluted net loss per            (0.03)          (0.33)          (1.56)          (0.34)          (2.51)
     share(FN1)
   Weighted average shares
     outstanding used in basic and
     diluted per share calculation (FN1)  2,250,000      2,250,000       2,293,545       2,281,920       2,322,794
   Pro forma basic and diluted net
     loss per share (basic and
     diluted) (FN2).................
   Weighted average shares used in
     computing pro forma net loss per
     share (FN2)....................


                                        June 30, 1998
                           ----------------------------------------
                            Actual                   As Adjusted(2)
                            ------                   --------------

Balance Sheet Data:
Cash and cash equivalents
  and short-term
  investments.............  $ 13,155
Working capital...........    10,452
Total assets..............    15,603
Capital lease
  obligations, excluding
  current installments....       629
Total stockholders' equity    11,571

-------------
[FN]

(FN1) Weighted average shares do not include any common stock equivalents because such inclusion would have been anti-dilutive. See Financial Statements and related Notes thereto appearing elsewhere in this Prospectus for the determination of shares used in computing basic and diluted loss per share.
(FN2) As adjusted to reflect the sale of shares of Common Stock offered hereby at an assumed initial public offering price of $ per share) the midpoint of the estimated range set forth on the front cover of this Prospectus) after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

                                RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. The following factors and the other information contained in this Prospectus should be considered carefully before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve significant risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth below, under "Cautionary Notice Regarding Forward-Looking Statements" and elsewhere in this Prospectus.

Limited Operating History; Fluctuating Rates of Revenue Growth; Anticipated
Losses

     The Company was founded in May 1995. Accordingly, the Company has a limited operating history upon which an evaluation of the Company, its current business and its prospects can be based, each of which must be considered in light of the risks, expenses and problems frequently encountered by all companies in the early stages of development, and particularly by such companies entering new and rapidly developing markets like the Internet. Such risks include, without limitation, the lack of broad acceptance of the community model on the Internet, the possibility that the Internet will fail to achieve broad acceptance as an advertising and commercial medium, the inability of the Company to attract or retain members, the inability of the Company to generate significant e-commerce-based revenues or premium service revenues from its members, a new and relatively unproven business model, the Company's ability to anticipate and adapt to a developing market, the failure of the Company's network infrastructure (including its server, hardware and software) to efficiently handle its Internet traffic, changes in laws that adversely affect the Company's business, the ability of the Company to manage effectively its rapidly expanding operations, including the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, the introduction and development of different or more extensive communities by direct and indirect competitors of the Company, including those with greater financial, technical and marketing resources, the inability of the Company to maintain and increase levels of traffic on its Web site, the inability of the Company to attract, retain and motivate qualified personnel, and general economic conditions. To address these risks, the Company must, among other things, attract and retain members, maintain its customer base and attract a significant number of new advertising customers, respond to competitive developments, develop and extend its brand, continue to form and maintain relationships with strategic partners, continue to attract, retain and motivate qualified personnel, and continue to develop and upgrade its technologies and commercialize its services incorporating such technologies. There can be no assurance that the Company will be successful in addressing such risks, and any failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

     Although the Company has experienced significant revenue growth in recent periods, there can be no assurance that this will continue or increase. The Company's limited operating history makes the prediction of future results difficult or impossible and, therefore, the Company's recent revenue growth should not be taken as an indication of any growth that can be expected in the future. Furthermore, its limited operating history leads the Company to believe that period-to-period comparisons of its operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. To the extent that revenues do not grow at anticipated rates, the Company's business, results of operations and financial condition would be materially and adversely affected.

     The Company has not achieved profitability to date, and the Company anticipates that it will continue to incur net losses for the foreseeable future. The extent of these losses will depend, in part, on the amount of growth in the Company's revenues from advertising sales, e-commerce and membership service fees. As of June 30, 1998, the Company had an accumulated deficit of $10.2 million. The Company expects that its operating expenses will increase significantly during the next several years, especially in the areas of sales and marketing, and brand promotion. Thus, the Company will need to generate increased revenues to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by commensurate increases in revenues, or that the Company is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There can be no assurance that the Company will ever achieve or sustain profitability or that the Company's operating losses will not increase in the future.

Dependence  on  Continued  Growth in Use and  Commercial  Viability  of the
Internet

     The Company's future success is substantially dependent upon continued growth in the use of the Internet. To support advertising sales, e-commerce and membership service fees on theglobe.com, the Internet's recent and rapid growth must continue, and e-commerce on the Internet must become widespread. None of these can be assured. The Internet may prove not to be a viable commercial marketplace. Additionally, due to the ability of consumers to easily compare prices of similar products or services on competing Web sites, gross margins for e-commerce transactions may narrow in the future and, accordingly, the Company's revenues from e-commerce arrangements may be materially negatively impacted. If use of the Internet does not continue to grow, the Company's business, results of operations and financial condition would be materially and adversely affected.

     Additionally, to the extent that the Internet continues to experience significant growth in the number of users and the level of use, there can be no assurance that its technical infrastructure will continue to be able to support the demands placed upon it. The necessary technical infrastructure for significant increases in e-commerce, such as a reliable network backbone, may not be timely and adequately developed. In addition, performance improvements, such as high-speed modems, may not be introduced in a timely fashion. Furthermore, security and authentication concerns with respect to transmission over the Internet of confidential information, such as credit card numbers, may remain. Issues like these could lead to resistance against the acceptance of the Internet as a viable commercial marketplace. Also, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services could result in slower response times and adversely affect usage of the Internet. To the extent the Internet's technical infrastructure does not effectively support the growth that may occur, the Company's business, results of operations and financial condition would be materially and adversely affected.

Dependence on Members for Content and Promotion

     The Company depends substantially upon member involvement for content and for word-of-mouth promotion. Particularly, the Company depends upon the voluntary efforts of certain highly motivated members who are most active in developing content to attract other Internet users to the site. The Company expects such member involvement to reduce the need for the Company to expend resources on content development and site promotion. There can be no assurance that members will continue to generate significant content or to promote the site, nor that the member-generated content or promotional efforts will continue to attract other Internet users. There also can be no assurance that the Company's business would not be materially and adversely affected if its most highly active members became dissatisfied with the Company's services or its focus on the commercialization of those services.

Unproven Business Model; Developing Market; Unproven Acceptance of the Company's Products

     The Company's business model is new and relatively unproven. The model depends upon the Company's ability to generate multiple revenue streams by leveraging its community platform. To be successful, the Company must, among other things, develop and market products and services that achieve broad market acceptance by its users, advertisers and e-commerce vendors. There can be no assurance that any Internet community, including theglobe.com, will achieve broad market acceptance. Accordingly, no assurance can be given that the Company's business model will be successful or that it can sustain revenue growth or be profitable.

     The market for the Company's products and services is new, rapidly developing and characterized by an increasing number of market entrants. As is typical of any new and rapidly evolving market, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. Moreover, because this market is new and rapidly evolving, it is difficult to predict its future growth rate, if any, and its ultimate size. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products and services do not achieve or sustain market acceptance, the Company's business, results of operations and financial condition would be materially and adversely affected. See "Business--Industry Background."

Risks Associated with Brand Development

     The Company believes that establishing and maintaining brand identity is a critical aspect of efforts to attract and expand its member base, Internet traffic and advertising and commerce relationships. Furthermore, the Company believes that the importance of brand recognition will increase as low barriers to entry encourage the proliferation of Internet sites. In order to attract and retain members, advertisers and commerce vendors, and in response to competitive pressures, the Company intends to increase substantially its financial commitment to the creation and maintenance of brand loyalty among these groups. The Company plans to accomplish this, although not exclusively, through advertising campaigns in several forms of media, including television, print, billboards, buses, telephone kiosks, online media, and other marketing and promotional efforts. If the Company does not generate a corresponding increase in revenue as a result of its branding efforts or otherwise fails to promote its brand successfully, or if the Company incurs excessive expenses in an attempt to promote and maintain its brand, the Company's business, results of operations and financial condition would be materially and adversely affected.

     Promotion and enhancement of theglobe.com brand will also depend, in part, on the Company's success in providing a high-quality "community experience." Such success cannot be assured. If members, other Internet users, advertisers and commerce vendors do not perceive theglobe.com community experience to be of high quality, or if the Company introduces new services or enters into new business ventures that are not favorably received by such parties, the value of the Company's brand could be diluted. Such brand dilution could decrease the attractiveness of theglobe.com to such parties, and could materially and adversely affect the Company's business, results of operations and financial condition.

Reliance on Advertising Revenues

     The Company derives a substantial portion of its revenues from the sale of advertisements on its site, and expects to continue to do so for the foreseeable future. For the year ended December 31, 1997 and the six months ended June 30, 1998, advertising revenues represented 77% and 89%, respectively, of the Company's net revenues. The Company's business model therefore is highly dependent on the amount of "traffic" on theglobe.com, which has a direct effect on the Company's advertising revenues. The Company is in the early stages of implementing its advertising sales programs, which, if not successful, could materially and adversely affect the Company's business, results of operations and financial condition.

     To date, substantially all of the Company's advertising contracts have been for terms averaging one to two months in length, with relatively few longer-term advertising contracts. Many of the Company's advertising customers have limited experience with Internet advertising, have not devoted a significant portion of their advertising expenditures to Internet advertising, and may not believe Internet advertising to be effective relative to traditional advertising media. Also, the Company's advertising customers may object to the placement of their advertisements on certain members' personal homepages, the content of which they deem undesirable. There can be no assurance that the Company's current advertisers will continue to purchase advertisements on theglobe.com.

     The Company's contracts with advertisers typically guarantee the advertiser a minimum number of "impressions," or times that an advertisement is seen by users of theglobe.com. To the extent that minimum impression levels are not achieved for any reason, the Company may be required to "make good" or provide additional impressions after the contract term, which may adversely affect the availability of advertising inventory and which could have a material adverse effect on the Company's business, results of operations and financial condition. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until guaranteed impression levels are achieved.

     Additionally, the process of managing the placement of advertising within a large, high-traffic Web site like theglobe.com is an increasingly important and complex task. The Company relies on internal inventory management systems to provide enhanced internal reporting and customer feedback on advertising. The Company also licenses software from a third-party provider. See "--Dependence of Third-Party Relationships." To the extent that any extended failure of the Company's advertising management system results in incorrect advertising insertions, the Company may be exposed to "make good" obligations that may adversely affect the availability of advertising inventory, and which could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company's ability to generate significant advertising revenues will depend, in part, on its ability to create new advertising programs without diluting the perceived value of its existing programs. The Company's ability to generate advertising revenues will depend also, in part, on advertisers' acceptance of the Internet as an attractive and sustainable medium, the development of a large base of users of the Company's products and services, the effective development of Web site content that provides user demographic characteristics that will be attractive to advertisers, and government regulation. The adoption of Internet-based advertising, particularly by those advertisers that have historically relied upon traditional advertising media, requires the acceptance of a new way of conducting business and exchanging information. There can be no assurance that the market for Internet advertising will continue to emerge or become sustainable. If the market develops more slowly than expected, the Company's business, results of operations and financial condition could be materially and adversely affected.

     The Internet as an advertising medium has not been available for a sufficient period of time to gauge its effectiveness as compared with traditional advertising media. No standards have been widely accepted for the measurement of the effectiveness of Internet-based advertising, and there can be no assurance that any such standards will become widely accepted in the future. There can be no assurance that advertisers will accept the Company's or other parties' measurements of impressions. The rejection by advertisers of such measurements could have a material adverse effect on the Company's business, results of operations and financial condition.

     The sale of Internet advertising is subject to intense competition that has resulted in a wide variety of pricing models, rate quotes and advertising services. This has made it difficult to project future levels of advertising revenues and rates. It is also difficult to predict which pricing models, if any, will achieve broad acceptance among advertisers. As described above, to date, the Company has based its advertising rates on providing advertisers with a guaranteed number of impressions, and any failure of the Company's advertising model to achieve broad market acceptance, would have a material adverse effect on the Company's business, results of operations and financial condition.

     "Filter" software programs that limit or remove advertising from an Internet user's desktop are available to consumers. Widespread adoption or increased use of such software by users could have a material adverse effect upon the viability of advertising on the Internet and on the Company's business, results of operations and financial condition.

Potential Fluctuations in Operating Results; Quarterly Fluctuations

     The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. See "--Limited Operating History; Fluctuating Rates of Revenue Growth; Anticipated Losses." As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or acquisitions that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition. In particular, in order to accelerate the promotion of theglobe.com as a brand, the Company intends to significantly increase its marketing budget after consummation of the Offering. See "--Risks Associated with Brand Development."

     The Company believes that it may experience seasonality in its business, with use of the Internet and theglobe.com being somewhat lower during the summer vacation and year-end holiday periods. Advertising impressions (and therefore revenues) may be expected to decline accordingly in those periods. Additionally, seasonality may affect significantly the Company's advertising revenues during the first and third calendar quarters, as advertisers historically spend less during these periods. Because Internet advertising is an emerging market, additional seasonal and other patterns in Internet advertising may develop as the market matures, and there can be no assurance that such patterns will not have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company derives a significant portion of its revenues from the sale of advertising under short-term contracts, averaging one to two months in length. As a result, the Company's quarterly revenues and operating results are, to a significant extent, dependent on advertising revenues from contracts entered into within the quarter, and on the Company's ability to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. See "--Reliance on Advertising Revenues."

     In addition to selling advertising, a key element of the Company's strategy is to generate revenues through e-commerce arrangements. To date, the revenues received by the Company under the revenue-sharing portions of these arrangements have not been material, and there can be no assurance that the Company will receive a material amount of revenue under these agreements in the future. Each of the Company's existing e-commerce arrangements is terminable upon short notice. As a result, the Company's revenues from e-commerce may fluctuate significantly from period to period depending on the continuation of its key e-commerce arrangements.

     The foregoing factors, in some future quarters, may lead the Company's operating results to fall below the expectations of securities analysts and investors. In such event, the trading price of the Common Stock would likely be materially and adversely affected.

Broad Discretion in Use of Proceeds

     The Company intends to use the net proceeds from the sale of Common Stock offered hereby for advertising, brand name promotions and other general corporate purposes, including investment in the development and functionality of theglobe.com Web site, enhancements of the Company's network infrastructure and working capital. The Company may also use a portion of the proceeds for strategic alliances and acquisitions. Accordingly, management will have significant flexibility in applying the net proceeds of this Offering. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, results of operations and financial condition. See "Use of Proceeds."

Dependence on Key Personnel

     The Company's performance is substantially dependent on the performance of its senior management and key technical personnel. In particular, the Company's success depends on the continued efforts of its senior management team, especially its Co-Chief Executive Officers and Co-Presidents (and co-founders), Todd V. Krizelman and Stephan J. Paternot. The Company does not carry key person life insurance on any of its personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, results of operations and financial condition of the Company.

     The Company's future success also depends on its continuing ability to retain and attract highly qualified technical and managerial personnel. As of June 30, 1998, the Company had grown to approximately 80 full-time employees from approximately 20 in June 1997, and the Company anticipates that the number of its employees will increase significantly in the next 12 months. Wages for managerial and technical employees are increasing and are expected to continue to increase in the foreseeable future due to the competitive nature of this job market. There can be no assurance that the Company will be able to retain its key managerial and technical personnel or that it will be able to attract and retain additional highly qualified technical and managerial personnel in the future. The Company has experienced difficulty from time to time in attracting the personnel necessary to support the growth of its business, and there can be no assurance that the Company will not experience similar difficulty in the future. The inability to attract and retain the technical and managerial personnel necessary to support the growth of the Company's business, due to, among other things, a large increase in the wages demanded by such personnel, could have a material and adverse effect upon the Company's business, results of operations and financial condition. See "Business--Employees" and "--Technology" and "Management."

Management of Growth; New Management Team

     The Company's recent growth has placed, and is expected to continue to place, a significant strain on its managerial, operational and financial resources. To manage its potential growth, the Company must continue to implement and improve its operational and financial systems, and must expand, train and manage its employee base. The Company's Chief Financial Officer joined the Company during July 1998. In addition, each of the Company's Director of Advertising Sales, Director of Technology, Director of Communications, Director of Human Resources and Director of Sales and Marketing has been with the Company for less than two years. Furthermore, the members of the Company's current senior management have not had any previous experience managing a public company or a large operating company. There can be no assurance that the Company will be able to effectively manage the expansion of its operations, that the Company's systems, procedures or controls will be adequate to support the Company's operations or that Company management will be able to achieve the rapid execution necessary to fully exploit the market opportunity for the Company's products and services. Any inability to manage growth effectively could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

Competition for Management Time; Potential Conflicts of Interest

     Michael S. Egan is the Chairman of the Company and, as such, Mr. Egan serves as Chairman of the Board of Directors and as an executive officer of the Company with primary responsibility for day-to-day strategic planning and financing arrangements. After the Offering, Mr. Egan will also continue to be the controlling investor of Dancing Bear Investments, Inc. ("Dancing Bear Investments"), Chairman and Chief Executive Officer of Certified Vacations and Chairman of AutobyInternet, related entities of Dancing Bear Investments. Dancing Bear Investments may also acquire other entities in the future. Edward A. Cespedes is the Vice President of Corporate
Development of the Company with primary responsibility for corporate development opportunities including mergers and acquisitions. After the Offering, Mr. Cespedes will also continue to serve as a Managing Director of Dancing Bear Investments. Messrs. Egan and Cespedes have not committed to devote any specific percentage of their business time with the Company. Accordingly, the Company will compete with Dancing Bear Investments and related entities for the management time of Messrs. Egan and Cespedes. The Company has recently begun e-commerce arrangements with certain entities controlled by Dancing Bear Investments which are not currently material to the Company. See "Certain Relationships and Related Transactions." These arrangements are not the result of arms' length negotiations, although the Company believes they are on terms that would be as favorable to the Company as would have been obtained on an arms' length basis. Due to their relationships with Dancing Bear Investments, Messrs. Egan and Cespedes will have an inherent conflict of interest in making any decision related to transactions between entities related to Dancing Bear Investments and the Company. The Company intends to review related party transactions in the future on a case-by-case basis.

Enhancement and Development of theglobe.com

     To remain competitive, the Company must continue to enhance and improve the responsiveness, functionality and features of theglobe.com and develop other products and services. Enhancements of or improvements to the Web site may contain undetected programming errors that require significant design modifications, resulting in a loss of customer confidence and user support and a decrease in the value of the Company's brand name recognition.

     The Company plans to develop and introduce new features and functions, such as increased capabilities for user personalization and interactivity. This will require the development or licensing of increasingly complex technologies. There can be no assurance that the Company will be successful in developing or introducing such features and functions or that such features and functions will achieve market acceptance or enhance the Company's brand name recognition. Any failure of the Company to effectively develop and introduce new features and functions, or the failure of such new features and functions to achieve market acceptance, could materially adversely affect the Company's business, results of operations and financial condition.

     The Company also plans to develop and introduce new products and services, such as new content targeted for specific user groups with particular demographic and geographic characteristics. There can be no assurance that the Company will be successful in developing or introducing such products and services or that such products and services will achieve market acceptance or enhance the Company's brand name recognition. Any failure of the Company to effectively develop and introduce these products and services, or the failure of such products and services to achieve market acceptance, could adversely affect the Company's business, results of operations and financial condition. See "Business--Products and Services."

Technological Change

     The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands, and frequent new product introductions and enhancements. These market characteristics are exacerbated by the emerging nature of the market and the fact that many companies are expected to introduce new Internet products and services in the near future. The Company's future success will depend in significant part on its ability to continually improve the performance, features and reliability of the site in response to both evolving demands of the marketplace and competitive product and service offerings, and there can be no assurance that the Company will be successful in doing so. In addition, the widespread adoption of developing multimedia enabling technologies could require fundamental changes in the Company's technology and could fundamentally affect the nature, viability and measurability of Internet-based advertising, which could adversely affect the Company's business, results of operations and financial condition. See "Business--Products and Services."

Risk of Capacity Constraints and Systems Failures

     A key element of the Company's strategy is to generate a high volume of user traffic. The Company's ability to attract advertisers and to achieve market acceptance of its products and services, and its reputation, depend significantly upon the performance of the Company and its network infrastructure (including its server, hardware and software). Any system failure that causes interruption or slower response time of the Company's products and services could result in less traffic to the Company's Web site and, if sustained or repeated, could reduce the attractiveness of the Company's products and services to advertisers and licensees. An increase in the volume of user traffic could strain the capacity of the Company's technical infrastructure, which could lead to slower response time or system failures, and adversely affect the delivery of the number of impressions that are owed to advertisers and thus the Company's advertising revenues. In addition, as the number of Web pages on and users of theglobe.com increase, there can be no assurance that the Company and its technical infrastructure will be able to grow accordingly, and the Company faces risks related to its ability to scale up to its expected customer levels while maintaining superior performance. Any failure of the Company's server and networking systems to handle current or higher volumes of traffic would have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company intends to enter into a Web hosting agreement with a third party (the "Host") by the end of 1998. Pursuant to the agreement, the Host is expected to provide and manage power and environmentals for the Company's networking and server equipment and also provide site connectivity to the Internet. Any disruption in the Internet access provided by the Host or any failure of the Company's server and networking systems to handle current or higher volumes of traffic could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company is also dependent upon third parties to provide potential users with Web browsers and Internet and online services necessary for access to the site. In the past, users have occasionally experienced difficulties with Internet and online services due to system failures, including failures unrelated to the Company's systems. Any disruption in Internet access provided by third parties could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, the Company is dependent on hardware suppliers for prompt delivery, installation and service of equipment used to deliver the Company's products and services.

     The Company's operations are dependent in part upon its ability to protect its operating systems against damage from human error, fire, floods, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have redundant, multiple site capacity in the event of any such occurrence. Despite the implementation of network security measures by the Company, its servers are also vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the Company's computer systems. The occurrence of any of these events could result in the interruption, delay or cessation of service, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company's reputation and theglobe.com brand could be materially and adversely affected. See "Business--Facilities."

Security Risks

     Experienced programmers ("hackers") have attempted on occasion to penetrate the Company's network security. The Company expects that these attempts, some of which have succeeded, will continue to occur from time to time. Because a hacker who is able to penetrate the Company's network security could misappropriate proprietary information or cause interruptions in the Company's products and services, the Company may be required to expend significant capital and resources to protect against or to alleviate problems caused by such parties. Additionally, the Company may not have a timely remedy against a hacker who is able to penetrate its network security. Such purposeful security breaches could be material to the Company, although such actions have not been so to date. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose the Company to a risk of loss or litigation and possible liability.

     In offering certain payment services through its "Globe-shops" program, the Company could become increasingly reliant on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. Advances in computer capabilities, discoveries in the field of cryptography and other discoveries, events, or developments could lead to a compromise or breach of the algorithms that the Company's licensed encryption and authentication technology used to protect such confidential information. If such a compromise or breach of the Company's licensed encryption authentication technology occurs, it could have a material adverse effect on the Company's business, results of operations and financial condition. The Company may be required to expend significant capital and resources to protect against the threat of such security, encryption and authentication technology breaches or to alleviate problems caused by such breaches. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, particularly as a means of conducting commercial transactions.

Intense Competition

     The market for members, users and Internet advertising is new and rapidly evolving, and competition for members, users and advertisers is intense and is expected to increase significantly. Barriers to entry are relatively insubstantial and the Company may face competitive pressures from many additional companies both in the United States and abroad.

     The Company believes that the principal competitive factors for companies seeking to create communities on the Internet are critical mass, functionality of the Web site, brand recognition, member affinity and loyalty, broad demographic focus and open access for visitors. Other companies that are primarily focused on creating Internet communities are Tripod, Inc., a subsidiary of Lycos, Inc. ("Tripod"), and GeoCities, Inc. ("GeoCities"), and, in the future, Internet communities may be developed or acquired by companies currently operating Web directories, search engines, shareware archives and content sites, and by commercial online service providers ("OSPs"), Internet service providers ("ISPs") and other entities, certain of which may have more resources than the Company. Furthermore, the Company competes for users and advertisers with other content providers and with thousands of Web sites operated by individuals, the government and educational institutions. Such providers and sites include America Online, Inc. ("AOL"), Angelfire Communications ("Angelfire"), CNET, Inc. ("CNET"), CNN/Time Warner, Inc. ("CNN/Time Warner"), Excite, Inc. ("Excite"), Hotmail Corporation ("Hotmail"), Infoseek Corporation ("Infoseek"), Lycos, Inc. ("Lycos"), Microsoft Corporation ("Microsoft"), Netscape Communications Corporation ("Netscape"), Switchboard Inc. ("Switchboard"), Xoom Inc. ("Xoom") and Yahoo! Inc. ("Yahoo!"). In addition, the Company could face competition in the future from traditional media companies, such as newspaper, magazine, television and radio companies, a number of which, including Disney, CBS and NBC, have recently made significant acquisitions of or investments in Internet companies.

     The Company believes that the principal competitive factors in attracting advertisers include the amount of traffic on its Web site, brand recognition, customer service, the demographics of the Company's members and users, the Company's ability to offer targeted audiences and the overall cost-effectiveness of the advertising medium offered by the Company. The Company believes that the number of Internet companies relying on Internet-based advertising revenue, as well as the number of advertisers on the Internet and the number of users, will increase substantially in the future. Accordingly, the Company will likely face increased competition, resulting in increased pricing pressures on its advertising rates, which could have a material adverse effect on the Company.

     Many of the Company's existing and potential competitors, including companies operating Web directories and search engines, and traditional media companies, have longer operating histories in the Internet market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. Such competitors may be able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive advertising pricing policies and make more attractive offers to potential employees, distribution partners, commerce companies, advertisers and third-party content providers. Furthermore, the Company's existing and potential competitors may develop communities that are equal or superior in quality to, or that achieve greater market acceptance than, theglobe.com. There can be no assurance that the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition.

     There can be no assurance that Web sites maintained by the Company's existing and potential competitors will not be perceived by advertisers as being more desirable for placement of advertisements than theglobe.com. In addition, many of the Company's current advertising customers and strategic partners have established collaborative relationships with certain of the Company's existing or potential competitors. There can be no assurance that the Company will be able to retain or grow its membership base, traffic levels and advertising customer base at historical levels, or that competitors will not experience better retention or greater growth in these areas than the Company. Accordingly, there can be no assurance that any of the Company's advertising customers and strategic partners will not sever or will elect not to renew their agreements with the Company, the result of which could have a material adverse effect on the Company's business, results of operations and financial condition.

Dependence on Third-Party Relationships

     The Company is and will continue to be significantly dependent on a number of third-party relationships to increase traffic on theglobe.com and thereby generate advertising revenues, maintain the current level of service and variety of content for its members, and meet future milestones. The Company is generally dependent on other Web site operators that provide links to theglobe.com. The Company also has relationships with several online retailers whereby the Company is paid for providing to them online storefronts and promotional materials on theglobe.com. See "Business--Business Strategy--Increase New Membership Acquisition through Strategic Alliances."

     Most of the Company's arrangements with third-party Internet sites and other third-party service providers do not require future minimum commitments to use the Company's services or to provide access or links to the Company's services or products, are not exclusive and are short-term or may be terminated at the convenience of the other party. Moreover, the Company does not have agreements with the majority of other Web site operators that provide links to theglobe.com, and such Web site operators may terminate such links at any time without notice to the Company. There can be no assurance that third parties regard their relationship with the Company as important to their own respective businesses and operations, that they will not reassess their commitment to the Company at any time in the future or that they will not develop their own competitive services or products.

     There can be no assurance that the Company will be able to maintain relationships with third parties that supply the Company with software or products that are crucial to the Company's success, or that such software or products will be able to sustain any third-party claims or rights against their use. Furthermore, there can be no assurance that the software, services or products of those companies that provide access or links to the Company's services or products will achieve market acceptance or commercial success. Accordingly, there can be no assurance that the Company's existing relationships will result in sustained business partnerships, successful service or product offerings or the generation of significant revenues for the Company. Failure of one or more of the Company's strategic relationships to achieve or maintain market acceptance or commercial success or the termination of one or more successful strategic relationships could have a material adverse effect on the Company's business, results of operations and financial condition. In particular, the elimination of a pre-installed bookmark on a Web browser that directs traffic to the Company's Web site could significantly reduce traffic on the Company's Web site, which would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Corporate Alliances and Relationships."

Additional Financing Requirements

     The Company currently anticipates that the net proceeds of this Offering, together with available funds and cash flows generated from advertising revenues, will be sufficient to meet its anticipated needs for working capital, capital expenditures and business expansion for the next 12 months. The Company expects that it will continue to experience negative operating cash flow for the foreseeable future as a result of significant spending on advertising and infrastructure. Accordingly, the Company may need to raise additional funds in a timely manner in order to fund its anticipated expansion, develop new or enhanced services or products, respond to competitive pressures or acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the holders of the Common Stock. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to fund its expansion, take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Risks Associated with Potential Acquisitions

     As part of its business strategy, the Company expects to review acquisition prospects that would complement its existing business, augment the distribution of its community or enhance its technological capabilities. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, large and immediate write-offs, the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could materially and adversely affect the Company's business, results of operations and financial condition.

     Furthermore, acquisitions entail numerous risks and uncertainties, including difficulties in the assimilation of operations, personnel, technologies, products and information systems of the acquired companies, the diversion of management's attention from other business concerns, the risks of entering geographic and business markets in which the Company has no or limited prior experience and the potential loss of key employees of acquired organizations. The Company has not made any acquisitions in the past. No assurance can be given as to the ability of the Company to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future, and the failure of the Company to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

Reliance on Intellectual Property and Proprietary Rights

     The Company regards substantial elements of its Web site and underlying technology as proprietary and attempts to protect it by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. The Company also generally enters into confidentiality agreements with its employees and consultants and in connection with its license agreements with third parties and generally seeks to control access to and distribution of its technology, documentation and other proprietary information.  Despite  these  precautions,  it may be possible  for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently. The Company pursues the registration of its trademarks in the United States and internationally. The Company has registered a United States trademark for theglobe. The Company has filed United States trademark applications for theglobe.com and theglobe.com logo. Additionally, the Company has submitted trademark applications for theglobe.com and theglobe.com logo in Australia, Brazil, Canada, China, the European Union (covering Austria, Belgium, Denmark, Finland, France,
Germany, Greece, Italy, Ireland, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom), Hong Kong, Israel, Japan, New Zealand, Norway, Russia, Singapore, South Africa, Switzerland and Taiwan. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's services are distributed or made available through the Internet, and policing unauthorized use of the Company's proprietary information is difficult. See "Business--Intellectual Property and Proprietary Rights."

     Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving, and no assurance can be given as to the future viability or value of any of the Company's proprietary rights. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its proprietary information, which could have a material adverse effect on the Company's business, results of operations and financial condition.

     Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention. Furthermore, there can be no assurance that the Company's business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against the Company, including claims that by directly or indirectly providing hyperlink text links to Web sites operated by third parties, the Company is liable for copyright or trademark infringement. Moreover, from time to time, the Company may be subject to claims of alleged infringement by the Company or its members of the trademarks, service marks and other intellectual property rights of third parties. Although such claims have not resulted in any significant litigation or had a material adverse effect on the Company's business to date, such claims and any resultant litigation, should it occur, might subject the Company to significant liability for damages, might result in invalidation of the Company's proprietary rights and, even if not meritorious, could result in substantial costs and diversion of resources and management attention and could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company currently licenses from third parties certain technologies incorporated into theglobe.com. As the Company continues to introduce new services that incorporate new technologies, it may be required to license additional technology from others. There can be no assurance that these third-party technology licenses will continue to be available to the Company on commercially reasonable terms, if at all. Additionally, there can be no assurance that the third parties from which the Company currently licenses its technology will be able to defend their proprietary rights successfully against claims of infringement. As a result, any inability of the Company to obtain any of these technology licenses could result in delays or reductions in the introduction of new services or could adversely affect the performance of its existing services until equivalent technology can be identified, licensed and integrated. See "Business--Intellectual Property and Proprietary Rights."

Government Regulation and Legal Uncertainties Associated with the Internet

     A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including, but not limited to, online content, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. Additionally, it is uncertain as to how existing laws will be applied by the judiciary to the Internet. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the demand for the Company's services, increase the Company's cost of doing business, or otherwise have a material adverse effect on the Company's business, results of operations and financial condition. See "Business-- Government Regulation and Legal Uncertainties."

     There can be no assurance that the United States or foreign nations will not enact legislation or seek to enforce existing laws prohibiting or restricting certain content, such as online gambling, from the Internet. Currently, online gambling advertisers account for under ten percent of the Company's advertising revenues. Prohibition and restriction of Internet content could dampen the growth of Internet use, decrease the acceptance of the Internet as a communications and commercial medium, expose the Company to liability, and/or require substantial modification of theglobe.com, and thereby have a material adverse effect on the Company's business, results of operations and financial condition.

     Internet user privacy has become an issue both in the United States and abroad. Current American privacy law consists of a few disparate statutes directed at specific industries that collect personal data, none of which specifically covers the collection of personal information online. There can be no assurance that the United States or foreign nations will not adopt legislation purporting to protect such privacy. Any such action could affect the way in which the Company is allowed to conduct its business, especially those aspects that involve the collection or use of personal information, and could have a material adverse effect on the Company's business, results of operations and financial condition.

     The tax treatment of the Internet and e-commerce is currently unsettled. A number of proposals have been made at the federal, state and local level and by certain foreign governments that could impose taxes on the sale of goods and services and certain other Internet activities. The United States Congress is considering legislation that would place a temporary moratorium on certain types of taxation on Internet commerce. There can be no assurance that any such legislation will be adopted by Congress or what form it will take, or that current attempts at taxing or regulating commerce over the Internet would not substantially impair the growth of commerce and as a result have a material adverse effect on the Company's business, results of operations and financial condition.

     Certain local telephone carriers have asserted that the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure, and that many areas with high Internet use have begun to experience interruptions in telephone service. These carriers have petitioned the Federal Communications Commission (the "FCC") to impose access fees on ISPs and OSPs. If such access fees are imposed, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in use of the Internet, which could in turn decrease demand for the Company's services or increase the Company's cost of doing business, and thus have a material adverse effect on the Company's business, results of operations and financial condition.

     Although the Company's server is located in the State of New York, the governments of other states and foreign countries might attempt to prosecute the Company for violations of their laws. There can be no assurance that violations of such laws will not be alleged or charged by state or foreign governments and that such laws will not be modified, or new laws enacted, in the future. Any of the foregoing could have a material adverse effect on the Company's business, results of operations and financial condition.

Liability for Information Retrieved from or Transmitted over the Internet

     Because materials may be downloaded by the online or Internet services operated or facilitated by the Company or the Internet access providers with which it has relationships and may be subsequently distributed to others, there is a potential that claims will be made against the Company for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such materials. Such claims have been brought against online services in the past. The Company has received inquiries from third parties regarding such matters, all of which have been resolved to date without any payments or other material adverse effect on the Company. In addition, the increased attention focused upon liability issues and legislative proposals could impact the overall growth of Internet use.

     The Company could also be exposed to liability with respect to third-party information that may be accessible through the Company's Web site, or through content and materials that may be posted by members on their personal Web sites or on chat rooms or bulletin boards offered by the Company. Such claims might include, among others, that by directly or indirectly providing hyperlink text links to Web sites operated by third parties or by providing hosting services for members' sites, the Company is liable for copyright or trademark infringement or other wrongful actions by such third parties through such Web sites. It is also possible that if any third-party content information provided on the Company's Web site contains errors, third parties could make claims against the Company for losses incurred in reliance on such information.

     The Company offers e-mail service, which is provided by a third party. See "--Dependence on Third-Party Relationships." Such service may expose the Company to potential risk, such as liabilities or claims resulting from unsolicited e-mail ("spamming"), lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service.

     The Company also enters into agreements with commerce partners and sponsors under which the Company is entitled to receive a share of any revenue from the purchase of goods and services through direct links from the Company's Web site. Such arrangements may expose the Company to additional legal risks and uncertainties, including potential liabilities to consumers of such products and services, even if the Company does not itself provide such products or services. While the Company's agreements with these parties often provide that the Company will be indemnified against such liabilities, there can be no assurance that such indemnification, if available, will be adequate.

     Even to the extent such claims do not result in liability to the Company, the Company could incur significant costs in investigating and defending against such claims. The imposition on the Company of potential liability for information carried on or disseminated through its systems could require the Company to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources and limit the attractiveness of the Company's services to members and users. While the Company will attempt to reduce its exposure to such liability through the use of member agreements and user policies and disclaimers, the enforceability and effectiveness of such measures are uncertain.

     Although the Company carries general liability insurance, the Company's insurance may not cover all potential claims to which it is exposed or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.

Risks Associated with International Operations and Expansions

     A part of the Company's strategy is to continue to develop theglobe.com community model in international markets. Approximately 25% to 35% of the Company's monthly traffic originates from abroad, although substantially all of the Company's advertising revenue is generated in the United States. There can be no assurance that the Internet or the Company's community model will become widely accepted for advertising and e-commerce in any international markets. In addition, the Company expects that the success of any additional foreign operations it initiates in the future will also be substantially dependent upon local partners. If revenues from international ventures are not adequate to cover the investments in such activities, the Company's business, results of operations and financial condition could be materially and adversely affected. The Company may experience difficulty in managing international operations as a result of difficulty in locating an effective foreign partner, competition, technical problems, local laws and regulations, distance and language and cultural differences, and there can be no assurance that the Company or its international partners will be able to successfully market and operate the Company's community model in foreign markets. The Company also believes that, in light of substantial anticipated competition, it will be necessary to move quickly into international markets in order to effectively obtain market share, and there can be no assurance that the Company will be able to do so. There are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, trade barriers, difficulties in staffing and managing foreign operations, fluctuations in currency exchange rates, longer payment cycles in general, problems in collecting accounts receivable, difficulty in enforcing contracts, political and economic instability, seasonal reductions in business activity in certain other parts of the world and potentially adverse tax consequences. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, results of operations and financial condition.

Control by Current Stockholders

     Following the completion of the Offering, Michael Egan, the Chairman of the Company, will beneficially own or control, directly or indirectly, shares  of  Common  Stock  which  in  the  aggregate  will  represent
approximately    % of  the  outstanding  shares of Common  Stock  (and
shares and % on a fully diluted basis). Following consummation of the Offering, Messrs. Krizelman and Paternot, collectively, will beneficially own % of the Common Stock ( % on a fully diluted basis). Following the Offering, Messrs. Egan, Krizelman and Paternot and certain directors of the Company will hold outstanding Warrants exercisable for 4,046,018 shares of Common Stock. See "Description of Capital Stock -- Warrants." Messrs. Egan, Krizelman and Paternot expect to enter into a voting agreement (the "Voting Agreement") pursuant to which Mr. Egan agrees to vote for certain nominees of Messrs. Krizelman and Paternot to the Board of Directors and Messrs. Krizelman and Paternot agree to vote for the nominees of Mr. Egan to the Board who will represent a majority of the Board of Directors. Accordingly, Mr. Egan will have theability to elect a majority of the directors of the company and Messrs. Egan, Krizelman and Paternot will also have the ability to control theoutcome of all issues submitted to a vote of the stockholders of the Company requiring majority approval. See "Principal Stockholders." The Voting Agreement will also provide that Messrs. Egan, Krizelman and Paternot will be subject to certain "tag-along" and "drag-along" rights in connection with any private sale of securities of the Company after the Offering. Voting control by Messrs. Egan, Krizelman and Paternot may discourage certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Common Stock might receive a premium for their shares over prevailing market
prices.   See  "Certain   Relationships   and  Related Transactions."

Impact of the Year 2000

     The Year 2000 issue is the potential for system and processing failures of date-related data and the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     The Company has reviewed its internal programs and has determined that there are no significant Year 2000 issues within the Company's systems or services. However, although the Company believes that its systems are Year 2000 compliant, the Company utilizes third-party equipment and software that may not be Year 2000 compliant. Failure of such third-party equipment or software to operate properly with regard to the year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, results of operations and financial condition. The Company is in the process of contacting all of its significant suppliers and strategic partners to determine the extent to which the Company's interface systems are vulnerable to these third parties' failure to remediate their own Year 2000 issues. Furthermore, the purchasing patterns of advertisers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available for Internet advertising or sponsorship of Internet services, which could have a material adverse effect on the Company's business, results of operations and financial condition.

Impact of General Economic Conditions

     Time spent on the Internet by individuals, purchases of new computers and purchases of membership subscriptions to Internet sites are discretionary for consumers and may be particularly affected by adverse trends in the general economy. The success of the Company's operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions (and perceptions of such conditions by consumers) affecting disposable consumer income such as employment, wages and salaries, business conditions, interest rates, availability of credit and taxation, for the economy as a whole and in regional and local markets where the Company operates. There can be no assurance that consumer spending will not be adversely affected by general economic conditions, which could negatively impact the Company's results of operations or financial condition. Any significant deterioration in general economic conditions or increases in interest rates may inhibit consumers' use of credit and cause a material adverse effect on the Company's revenues and profitability. In addition, the Company's business strategy relies on advertising by and agreements with other Internet companies. Any significant deterioration in general economic conditions that adversely affected these companies could also have a material adverse effect on the Company's business, results of operations and financial condition.

No Prior Public Market; Possible Volatility of Stock Price

     Prior to the Offering, there has been no public market for the Common Stock. Although the Company intends to apply for quotation on the Nasdaq National Market, if the Common Stock is listed, there can be no assurance as to the development or liquidity of any trading market for the Common Stock or that investors in the Common Stock will be able to resell their shares at or above the initial public offering price. The initial public offering price for the shares of Common Stock will be determined through negotiations between the Company and representatives of the Underwriters and may not be indicative of the market price of the Common Stock after the Offering. See "Underwriting." The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products and services by the Company or its competitors, changes in financial estimates by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to the Company and other events or factors. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the trading price of the Company's Common Stock, regardless of the Company's operating performance.

Shares Eligible for Future Sale; No Prior Trading Market; Registration Rights

     Upon consummation of the Offering, the Company will have outstanding a total of shares of Common Stock, and approximately 1,235,000 and 1,425,941 shares of Common Stock subject to stock options granted under the Company's 1998 Stock Option Plan and 1995 Stock Option Plan, respectively. See "Management--Executive Compensation." Of such shares, the shares of Common Stock being sold in the Offering (together with any shares sold upon exercise of the Underwriters' over-allotment options) will be immediately eligible for sale in the public market without restriction, except for shares purchased by or issued to any "affiliate" of the Company (within the meaning of the Securities Act). All of the shares of
Common Stock outstanding prior to the Offering will be "restricted securities" as such term is defined under Rule 144 under the Securities Act ("Rule 144") in that such shares were issued in private transactions not involving a public offering. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k)or 701 promulgated under the Securities Act or another exemption from registration. In addition, upon consummation of the Offering, 4,046,018 shares of Common Stock will be issuable upon
exercise of an outstanding  Warrants.  Approximately       shares of Common
Stock are not subject to the volume limitations of Rule 144 and are currently eligible for sale in the public market without restriction, except for shares held by an "Affiliate" of the Company. Additionally, holders of all of the Company's outstanding equity have been granted registration rights with respect to the shares of Common Stock into which their securities are convertible. See "Description of Capital Stock-- Registration Rights." However, pursuant to the terms of the agreements pursuant to which the registration rights were granted, such holders have agreed not to sell or otherwise transfer or dispose of any shares of Common Stock or other securities of the Company held by them without the consent of the Company for a period of up to 180 days after the date of this Prospectus. Additionally, the Company and members of the Company's management who are stockholders of the Company and certain other stockholders have agreed that, subject to certain exceptions, for a period of 180 days after the date of this Prospectus, without the prior written consent of Bear, Stearns & Co. Inc., they will not, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale, pledge, make any short sale, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of any shares of Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) of the Company or of any of its subsidiaries. The Company intends to file a registration statement on Form S-8 for the shares held pursuant to its option plans and stock incentive plans that may make those shares freely tradeable. Such registration statement will become effective immediately upon filing, and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to the applicable lock-up agreements and Rule 144 limitations applicable to Affiliates. See "Shares Eligible for Future Sale."

     No information is currently available and no prediction can be made as to the timing or amount of future sales of such shares or the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issuable upon the exercise of stock options), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Common Stock and the ability of the Company to raise equity capital in the future. See "Shares Eligible for Future Sale" and "Description of Capital Stock--Registration Rights."

Antitakeover Effect of Certain Charter Provisions

     Prior to the consummation of the Offering, the Board of Directors expects to adopt a Rights Agreement (defined below), to be effective upon the consummation of the Offering, that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals. Further, certain provisions of the Company's Certificate of Incorporation and By-Laws and of Delaware law could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock."

Dilution; Absence of Dividends

     Investors purchasing shares of Common Stock in the Offering will incur immediate and substantial dilution of $ per share in net tangible book value per share of the Common Stock from the initial public offering price. To the extent outstanding options to purchase Common Stock are exercised, there will be further dilution. In addition, the Company does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy" and "Dilution."

           CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "may," "will," or similar terms. These statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's business and growth strategies; (iii) the Internet and Internet commerce; and (iv) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on continued growth in the use of the Internet, the Company's unproven business model, dependence on members, reliance on advertising revenues, potential fluctuations in quarterly operating results, security risks of transmitting information over the Internet, government regulation, technological change and competition. The accompanying information contained in this Prospectus, including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. Prospective investors are urged to carefully consider such factors. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement.

                              USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby by the Company are estimated to be approximate-ly $ million (approximately $ million if the Underwriters' over-allotment option is exercised in full), based on an assumed initial public offering price of $ per share (the midpoint of the estimated range) and after deducting the estimated underwriting discounts and commissions and other estimated Offering expenses. See "Description of Capital Stock."

     The Company will use the net proceeds of the Offering for advertising, brand name promotions and for other general corporate purposes, including investment in the development and functionality of its Web site, enhancements of the Company's network infrastructure and working capital. The Company may also use a portion of the proceeds for strategic alliances and acquisitions. Accordingly, management will have significant flexibility in applying the net proceeds of this Offering. Pending any such use, as described above, the Company intends to invest the net proceeds in interest-bearing instruments.

                              DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on its Common Stock. The Company currently intends to retain its future earnings, if any, to fund the development and growth of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors. Any future determination to pay dividends will depend on the Company's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by the Board of Directors.

                               CAPITALIZATION

     The following table sets forth (i) the actual capitalization of the Company as of June 30, 1998, (ii) the pro forma capitalization as of such date, after giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock, and (iii) the pro forma capitalization of the Company as of June 30, 1998 as adjusted to reflect the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $ per share. The capitalization information set forth in the table below is qualified and should be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Prospectus.

                                                  June 30, 1998
                                ---------------------------------------------
                                                                   Pro Forma
                                            Actual    Pro Forma   As Adjusted
                                ---------------------------------------------
                               (Dollars in thousands, except per share data)

Obligations under capital leases,
excluding current installments..........$      629     $    629
Stockholders' equity:
  Preferred Stock, 3,000,000
   shares authorized:
   Series A through E, $.001
   par value; 2,900,001 shares
   authorized; 2,899,991 shares
   issued and outstanding (aggregate
   liquidation value of $21,886,110);
   none issued and outstanding, pro
   forma and pro forma as adjusted......         3           --

  Common Stock, $.001 par value;
    22,000,000 shares authorized,
   actual and pro forma; 100,000,000
   shares authorized, pro forma as
   adjusted; 2,308,541 shares issued
   and outstanding, actual; 13,341,527
   shares outstanding, pro forma;
   shares issued and outstanding,
   pro forma as adjusted (1)............         2           13

  Unrealized loss on available-for-sale
   securities...........................       (30)         (30)
   Additional paid-in capital...........    21,873       21,865
  Deferred compensation.................       (52)         (52)
  Accumulated deficit...................   (10,225)     (10,225)
  Total stockholders' equity............    11,571       11,571
                                           ========     ========
      Total capitalization..............   $12,200      $12,200     $
      ----------------------------------   ========     ========    ========

     (1) Based on the number of shares of Common Stock outstanding as of June 30, 1998, and adjusted to include 10,947,469 shares of Common Stock that will be issued upon the automatic conversion of the Company's existing Preferred Stock upon consummation of the Offering. Excludes 4,046,018 shares of Common Stock issuable upon the exercise of outstanding Warrants at an exercise price of approximately $1.45 per share following the consummation of the Offering. See "Description of Capital Stock--Warrants." If the Underwriters' over-allotment option were  exercised in full, an  additional  shares of Common Stock
     would be offered by the Company and       shares of Common Stock would
     be outstanding after the Offering. "See "Underwriting." Excludes (i) 1,235,000 and 1,425,941 shares of Common Stock issuable upon the exercise of stock options that would be outstanding after the Offering under the Company's 1998 Stock Option Plan and 1995 Stock Option Plan, respectively, at a weighted average exercise price of $ per
     share (based on an initial public offering price of $      ) and $
     per share, respectively and (ii) 565,000 and 12,001 shares of Common Stock reserved for future issuance under the Company's 1998 Stock Option Plan and the 1995 Stock Option Plan, respectively. See "Capitalization," "Management--Executive Compensation," "Descrip-tion of Capital Stock" and Financial Statements and Notes related thereto appearing elsewhere in this Prospectus.

                                  DILUTION

     The pro forma net tangible book value of the Company as of June 30, 1998, after giving effect to the conversion of all outstanding shares of Preferred Stock into 10,947,469 shares of Common Stock was approximately $ or $ per share of Common Stock. Pro forma net tangible book value per share is determined by dividing the pro forma tangible net worth of the Company (pro forma total assets less goodwill less pro forma total liabilities) by the number of shares of Common Stock. After giving effect to the sale of shares of Common Stock offered hereby at an assumed initial public offering price of $ per share and the application of the estimated net proceeds from the Offering, pro forma net tangible book value of the Company as of June 30, 1998 would have been $ per share. This represents an immediate increase in pro forma net tangible book value of $ per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $ per share to new investors. The following table illustrates this dilution on a per share basis:

    Assumed initial public offering price per share....           $____

     Pro forma net  tangible  book value per share as of
     June 30, 1998.....................................   $____
     Increase per share attributable to new investors..    ____
    Pro forma net  tangible  book value per share  after
     the Offering......................................            ____
    Dilution per share to new investors................           $     (1)
                                                                  =======

-----------
 (1) The foregoing computations assume no exercise of the Underwriters' overallotment option, stock options or the Warrants. The Warrants entitle the holders thereof to purchase an aggregate of 4,046,018 shares of Common Stock at an exercise price of approximately $1.45 per share. If the foregoing Warrants had been exercised at June 30, 1998, pro forma net tangible book value per share after the Offering would have been $ , representing an immediate dilution to new investors of $ per share and an immediate increase in net tangible book
     value of $      per share attributable to the Offering.

     The following table summarizes, as of June 30, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares in this Offering (after giving effect to the conversion of the outstanding shares of Preferred Stock into shares of Common Stock and before deduction of estimated underwriting discounts and commissions and other estimated expenses of the Offering):

                          Shares Purchased     Total Consideration    Average
                        -------- -----------  ---------------------     Price
                         Number  Percentage    Amount   Percentage   Per Share
                        -------- -----------  -------- ------------  ---------
Existing
 stockholders(1)...... 13,341,527           $ 21,900,057             $ 1.64

Investors in Offering. ---------- ----------  -------- ------------  ---------


   Total...............        (2)    100%                   100%
                       ========== ==========  ======== ============  =========

-------------------------

(1) Assumes all of the Company's outstanding Preferred Stock is converted into Common Stock. Excludes 4,046,018 shares of Common Stock that may be issued upon the exercise of the Warrants at approximately $1.45 per share.

(2) Excludes 1,235,000 and 1,425,941 shares of Common Stock reserved for issuance under options that will be outstanding after the Offering pursuant to the Company's 1998 Stock Option Plan and the Company's 1995 Stock Option Plan, respectively at a weighted average exercise price of $ per share (based on an initial public offering price of $ ) and $ per share, respectively. See "Management--Executive Compensation," "Description of Capital Stock--Warrants" and Note ___ of Notes to Financial Statements. To the extent outstanding stock options are exercised, there will be further dilution to new investors.

                          SELECTED FINANCIAL DATA
               (Dollars in thousands, except per share data)

     The following selected consolidated financial data should be read in conjunction with the Company's Financial Statements and Notes related thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The consolidated statement of operations data for the period from May 1, 1995 (inception) to December 31, 1995 and each of the years in the two-year period ended December 31, 1997, and the consolidated balance sheet data at December 31, 1996 and 1997, are derived from the consolidated financial statements of the Company which have been audited by KPMG Peat Marwick LLP, independent accountants, and are included elsewhere in this Prospectus. The balance sheet data at December 31, 1995 are derived from audited financial statements of the Company not included herein. The statement of operations data for each of the six-month periods ended June 30, 1997 and 1998, and the balance sheet data at June 30, 1998, are derived from unaudited interim financial statements of the Company included elsewhere in this Prospectus. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.



                                                  May  1, 1995
                                                   (inception)
                                                     through              Year Ended                    Six Months Ended
                                                   December 31,           December 31,                     June 30,
                                                  -------------           -----------                      --------
                                                      1995           1996           1997           1997             1998
                                                      ----           ----           ----           ----             ----

Statement of
  Operations Data:
Revenues ......................................   $        27    $       229    $       770    $       208      $     1,173
Cost of revenues ..............................            13            116            423            106              503
                                                  -----------    -----------    -----------    -----------      -----------
Gross profit ..................................            14            113            347            102              670
Operating expenses:
  Sales and marketing..........................             1            276          1,248            224            4,493
  Product development..........................            60            120            154             63              251
  General and administrative...................            19            489          2,828            594            2,396
                                                  -----------    -----------    -----------    -----------      -----------
  Total Operating Expenses.....................            80            885          4,230            881            7,140
                                                  -----------    -----------    -----------    -----------      -----------
Loss from operations...........................           (66)          (772)        (3,883)          (779)          (6,470)
                                                  -----------    -----------    -----------    -----------      -----------
Interest income (expense),
  net .........................................            (0)            22            335             12              673
                                                  -----------    -----------    -----------    -----------      -----------
Loss before provision for......................
  income taxes ................................           (66)          (750)        (3,548)          (767)          (5,797)
                                                  -----------    -----------    -----------    -----------      -----------
Provision for income taxes.....................            --             --             36                              27
                                                  -----------    -----------    -----------    -----------      -----------
Net loss ......................................   $       (66)   $      (750)  $     (3,584)  $       (767)     $    (5,824)
                                                  ===========    ===========    ===========    ===========      ===========
Basic and diluted
  net loss per share...........................   $     (0.03)   $     (0.33)   $     (1.56)  $      (0.34)     $     (2.51)
                                                  ===========    ===========    ===========    ===========      ===========
Weighted average
  shares outstanding
  used in basic and
  diluted per share
  calculation..................................     2,250,000      2,250,000      2,293,545      2,281,920        2,322,794
                                                  ===========    ===========    ===========    ===========      ===========

Pro forma basic and diluted net loss per share (1)
Weighted average shares outstanding used in pro forma basic and diluted per share calculation (1)



                                                                     December 31,                                   June 30,
                                                                     ------------                                   --------
                                                       1995              1996         1997                            1998
                                                       -----             ----         ----                            ----
Balance Sheet Data:
Cash and cash
  equivalents and
  short-term investments.......................      $    587        $   757        $18,874                         $13,155
Working capital ...............................           575            648         17,117                          10,452
Total assets ..................................           647            973         19,462                          15,603
Capital lease
  obligations, excluding
  current installments.........................            --             --             99                             629
Total stockholders'
  equity.......................................       $   632        $   795        $17,352                         $11,571


(1) Weighted average shares do not include any common stock equivalents because such inclusion would have been anti-dilutive. See Financial
     Statements and Notes related thereto appearing elsewhere in this Prospectus for an explanation of the weighted average number of shares used to compute pro forma basic and diluted loss per share.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     All statements, trend analysis and other information contained in this Prospectus relative to markets for the Company's products and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ materially from those contained in the forward-looking statements. For a more detailed discussion of these business and economic risks, see "Risk Factors." The following discussion of the financial condition and results of operations of the Company should also be read in conjunction with the Financial Statements and the Notes related thereto included elsewhere in this Prospectus.

Overview

     theglobe.com is one of the world's leading online communities today with over 1.7 million members in the United States and abroad. In June 1998, 6.1 million unique users visited the site. theglobe.com is a destination on the Internet where users are able to personalize their online experience by publishing their own content and interacting with others having similar interests. theglobe.com facilitates this interaction by providing various free services, including home page building, discussion forums, chat, e-mail and a marketplace where members can purchase a variety of products and services. Additionally, theglobe.com provides its users news, weather, movie and music reviews, multi-player gaming, horoscopes and personals. By satisfying its users' personal and practical needs, theglobe.com seeks to become their online home. The Company's primary revenue source is the sale of advertising, with additional revenues generated through e-commerce arrangements, and the sale of membership subscriptions for enhanced services.

     The Company was incorporated in May 1995. For the period from inception through December 1995, the Company had minimal sales and its operating activities related primarily to the development of the necessary computer infrastructure and initial planning and development of theglobe.com. Operating expenses in 1995 were minimal. During 1996, the Company continued the foregoing activities and also focused on recruiting personnel, raising capital, and developing programs to attract and retain members. In 1997, the Company moved its headquarters to New York City, expanded its membership base from less than 250,000 to almost 1 million, improved and upgraded its services, expanded its production staff, built an internal sales department, and began active promotion of theglobe.com to increase market awareness. From the end of 1997 through June 30, 1998, revenues and operating expenses have increased as the Company has placed a greater emphasis on building its advertising revenues and memberships by expanding its sales force and promoting theglobe.com brand.

     To date, the Company's revenues have been derived principally from the sale of advertisements and, to a lesser extent, from subscription revenues. E-commerce revenues have not been significant to date, but are expected to increase as the Company's existing e-commerce arrangements grow and new arrangements are entered into. Advertising revenues constituted 89% of total revenues for the six months ended June 30, 1998 and 77% of total revenues for the year ended December 31, 1997. The Company sells a variety of advertising packages to clients, including banner advertisements, event sponsorship, and targeted and direct response advertisements. Currently, the Company's advertising revenues are derived principally from short-term advertising arrangements, averaging one to two months, in which the Company guarantees a minimum number of impressions for a fixed fee. Advertising revenues are recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Payments received from advertisers prior to displaying their advertisements on the site are recorded as deferred revenues and are recognized as revenue ratably when the advertisement is displayed. To the extent minimum guaranteed impression levels are not met, the Company defers recognition of the corresponding revenues until guaranteed levels are achieved.

     In addition to advertising revenues, the Company derives other revenues primarily from its membership subscriptions. The Company's membership programs offer premium services for a monthly fee, providing additional services such as incremental storage space and the ability to host limited commercial activity. Although non-advertising revenues may continue to grow through the development of new membership programs and the planned introduction of theglobe.com's e-commerce merchandising solution, Globe-shops, in the fourth quarter of 1998, the Company expects to derive its revenue principally from the sale of advertising space on its Web site for the foreseeable future. The Company's recent arrangements with its premier e-commerce partners generally provide the Company with a fee for renting space in theglobe.com Marketplace, and/or a share of any sales resulting from direct links from the Company's Web site. Revenues from these programs will be recognized in the month that the service is provided. Revenues from the Company's share of the proceeds from its e-commerce partners' sales will be recognized by the Company upon notification from its partners of sales attributable to the Company's site. To date, revenues from e-commerce arrangements have not been material.

     The Company incurred net losses of $65,706, $750,180 and $3.6 million for the period from May 1, 1995 (date of inception) to December 31, 1995, and the years ended December 31, 1996 and 1997, respectively, and $5.8 million for the six months ended June 30, 1998. At June 30, 1998, the Company had an accumulated deficit of $10.2 million. The net losses and accumulated deficit resulted from the Company's lack of substantial revenues and the significant operation, infrastructure and other costs incurred in the development and marketing of the Company's services. As a result of its expansion plans, the Company expects to incur additional losses from operations for the foreseeable future. To the extent that increases in its operating expenses precede or are not subsequently followed by commensurate increases in revenues, or that the Company is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There can be no assurance that the Company will ever achieve or sustain profitability or that the Company's operating losses will not increase in the future.

     The Company has recorded deferred compensation of approximately $25,000 and $83,100 for the years ended December 31, 1996 and 1997, respectively, in connection with the grant of certain stock options to employees, representing the difference between the deemed value of the Company's Common Stock for accounting purposes and the exercise price of such options at the date of grant. Such amount is presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable options, generally three to five years. Amortization of deferred stock compensation is allocated to the general and administrative expense line identified on the statement of operations. As a result, the Company currently expects to amortize the following amounts of deferred compensation annually: 1998--$46,200; 1999--$26,300; 2000--$1,800;
2001--$1,200; and 2002--$500. Amortization of deferred compensation was $23,100 and $28,100 for the six months ended June 30, 1998 and the year ended 1997, respectively. The Company expects to record a charge to earnings in the third quarter of 1998 in connection with the transfer during the third quarter of 1998 of Warrants to acquire 450,000 shares of Common Stock from Dancing Bear Investments (its largest stockholder) to Todd V. Krizelman, Stephan J. Paternot and Edward A. Cespedes. The amount of such charge will be determined by the difference between the initial public offering price per share and the exercise price per Warrant (approximately $1.45 per share).

Results of Operations

     The following table sets forth the results of operations (as a percentage of total revenues) for the periods indicated by each item reflected in the Company's statement of operations. Given its limited operating history, the Company believes that an analysis of its cost and expense categories as a percentage of revenue is not meaningful.



                                      May 1,
                                       1995
                                    (inception)
                                         to                                       Six Months Ended
                                    December 31,    Year Ended December 31,           June 30,
                                    ------------    -----------------------           --------
                                       1995           1996          1997          1997        1998
                                       ----           ----          ----          ----        ----


Revenues..........................     100%           100%          100%          100%        100%
Cost of revenues..................      48%            51%           55%           51%         43%
                                      ----           ----          ----          ----        ----
  Gross profit ...................      52%            49%           45%           49%         57%
Operating expenses:
   Sales and marketing............       5%           121%          162%          108%        383%
   Product development                 224%            52%           20%           30%         21%
   General and administrative.....      68%           213%          367%          285%        204%
                                      ----           ----          ----          ----        ----
          Total Operating expenses     297%           386%          549%          423%        608%
                                      ----           ----         ----           ----        ----
Loss from operations..............    (245%)         (337%)        (504%)        (374%)      (551%)
Interest income (expense), net....      (0%)           10%           43%            5%         57%
                                      ----           ----          ----          ----        ----
Loss before provision for income
   taxes..........................    (245%)         (327%)        (461%)        (369%)      (494%)
Provision for income taxes........       0%             0%            4%            0%          2%
                                      ----           ----          ----          ----        ----
Net loss..........................    (245%)         (327%)        (465%)        (369%)      (496%)
                                      ----           ----          ----          ----        ----




Comparison of Six Months Ended June 30, 1997 and 1998

     Revenues. Revenues increased from $208,241 for the six months ended June 30, 1997 to $1.2 million for the six months ended June 30, 1998, an increase of 463%. The period to period growth in revenues resulted from an increase in (i) the number of advertisers as well as the average contract duration and value, (ii) the Company's Web site traffic and (iii) to a lesser extent, its subscription memberships.

     Advertising Revenues. Advertising revenues were $144,166 or 69% of total revenues and $1.0 million or 89% of total revenues for the six months ended June 30, 1997 and 1998, respectively. Commencing in April 1996, the Company engaged an Internet advertising service provider to sell the Company's Web site advertising inventory in exchange for a service fee. The Company recognized revenues net of such service fees. Commencing May 1, 1997, the Company canceled this arrangement and created its own internal sales department in order to properly represent theglobe.com brand on a consistent basis as well as to reduce overall sales costs. Accordingly, the advertisements sold by the Internet advertising service provider accounted for approximately 28% of total revenues for the six months ended June 30, 1997. The Company did not record any similar expense in the six months ended June 30, 1998. In addition, the Company recorded $37,500 and $39,906 of barter advertising revenues, representing 18% and 3% of total revenues, for the six months ended June 30, 1997 and 1998, respectively, which primarily related to an advertising contract with a major Internet search engine provider that was cancelled in January 1998. The Company anticipates that advertising revenues will continue to account for a substantial share of total revenues for the foreseeable future and that barter revenue will continue to comprise an insignificant portion of the Company's total revenues in the future.

     Subscription Revenues. The Company's subscription membership revenues were $64,075 or 31% of total revenues and $129,792 or 11% of total revenues for the six months ended June 30, 1997 and 1998, respectively. At June 30, 1998, the Company had deferred revenues of $132,353, attributable to prepaid subscription memberships which are amortized ratably over the remaining membership term, typically ranging from one to 12 months.

     Cost of Revenues. Cost of revenues consists primarily of Internet connection charges, Web site equipment leasing costs, depreciation, barter advertising expenses, salaries of operations personnel and other related maintenance and support costs. Gross margins were 49% and 57% for the six months ended June 30, 1997 and 1998, respectively. The increase in gross margin was primarily due to a greater increase in revenues relative to the increase in cost of revenues. In addition, the Company recorded $37,500 and $39,906 of barter advertising expenses during the six months ended June 30, 1997 and 1998, respectively, included in cost of revenues, which is equivalent to the barter advertising revenues recorded in the same period. The June 30, 1997 and 1998 gross margins exclusive of the barter transactions were 60% and 59%, respectively. Therefore, excluding barter, gross margins have remained fairly consistent from period to period.

     Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries of sales and marketing personnel, commissions, advertising, public relations, sales force and other marketing related expenses. Sales and marketing expenses increased from $224,170 or 108% of total revenues for the six months ended June 30, 1997 to $4.5 million or 383% of total revenues for the six months ended June 30, 1998. The period to period increase in sales and marketing expenses was primarily attributable to expansion of the Company's online and print advertising, public relations and other promotional expenditures, as well as increased sales and marketing personnel and related expenses required to implement the Company's marketing strategy in the first half of 1998. Sales and marketing expenses also increased as a result of the Company's decision to shift its advertising to an internal sales department in the second quarter of 1997. Sales and marketing expenses as a percentage of total revenues have increased as a result of the continued development and implementation of theglobe.com's branding and marketing campaign. The Company expects sales and marketing expenses will continue to increase in absolute dollars for the foreseeable future as the Company continues its branding strategy, expands its direct sales force, hires additional marketing personnel and increases expenditures for marketing and promotion.

     Product Development Expenses. Product development expenses include personnel costs associated with the development, testing and upgrades to the Company's Web site and systems as well as personnel costs related to its editorial content and community management and support. Product development expenses increased from $62,500 or 30% of total revenues for the six months ended June 30, 1997 to $250,869 or 21% of total revenues for the six months ended June 30, 1998. The absolute dollar increase in product development expenses was primarily attributable to increased staffing levels required to support theglobe.com and related back-office systems and to enhance the content and features within the Company's Web site. The Company believes that timely deployment of new and enhanced features and technology are critical to attaining its strategic objectives and remaining competitive. Accordingly, the Company intends to continue recruiting and hiring experienced product development personnel and to make additional investments in product development. The Company expenses product development costs as incurred. As such, the Company expects that product development expenditures will increase in absolute dollars in future periods.

     General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, accounting, facilities and legal expenses, and fees for professional services. General and administrative expenses increased from $594,358 or 285% of total revenues for the six months ended June 30, 1997 to $2.4 million or 204% of total revenues for the six months ended June 30, 1998, an increase of $1.8 million, or 303%. The absolute dollar increase in general and administrative expenses was primarily due to increased salaries and related expenses associated with management's employment contracts, hiring of additional personnel, and increases in professional fees and travel. The increased salaries also reflect the highly competitive nature of hiring in the new media industry. The Company expects that it will incur additional general and administrative expenses as the Company hires additional personnel and incurs additional costs related to the growth of the business and its operation as a public company, including directors' and officers' liability insurance, investor relations programs and professional service fees.
Accordingly, the Company anticipates that general and administrative expenses will continue to increase in absolute dollars.

     Interest Income (Expense), Net. Interest income (expense), net includes income from the Company's cash and investments and expenses related to the Company's capital lease obligations. Interest income (expense), net increased from $11,384 for the six months ended June 30, 1997 to $672,637 for the six months ended on June 30, 1998, an increase of $661,253. The increase in interest income was primarily due to a higher average cash, cash equivalent and investment balance as a result of capital received from the issuance of shares of the Company's Preferred Stock in the third quarter of 1997.

     Income Taxes. Income taxes of $26,500 for the six months ended June 30, 1998 are based solely on state and local taxes on business and investment capital. The Company's effective tax rate differs from the statutory federal income tax rate, primarily as a result of the uncertainty regarding the Company's ability to utilize its net operating loss carryforwards. Due to the uncertainty surrounding the timing or realization of the benefits of its net operating loss carryforwards in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets. As of June 30, 1998 and December 31, 1997, the Company had approximately $9.9 million and $4.4 million of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income. The Company's federal net operating loss carryforwards expire beginning 2000 through 2012, respectively. The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Due to the change in the Company's ownership interests in the third quarter of 1997, as defined in the Internal Revenue Code of 1986, as amended (the "Code"), future utilization of the Company's net operating loss carryforwards will be subject to certain limitations or annual restrictions. See Note 5 to the Notes to Financial Statements appearing elsewhere in this Prospectus.

Comparison of the Period From May 1, 1995 (Inception) to December 31, 1995 and Years Ended December 31, 1996 and 1997

     Revenues. Revenues were $26,815, $229,363, and $770,293 for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. The period to period growth resulted from an increase in (i) the number of advertisers as well as the average contract duration and value, (ii) the Company's Web site traffic and (iii) to a lesser extent, its subscription memberships.

     Advertising Revenues. Advertising revenues were $26,815 or 100% of total revenues, $216,814 or 95% of total revenues, and $592,409 or 77% of total revenues for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. Commencing in April 1996, the Company engaged an Internet advertising service provider to sell the Company's Web site advertising inventory in exchange for a service fee. During 1996, the advertisements sold by the Internet advertising service provider accounted for approximately 71% of total revenues. Commencing May 1, 1997, the Company canceled this arrangement and created its own internal sales department in order to represent theglobe.com brand on a consistent basis as well as to reduce overall sales costs. During 1997, revenues from this service provider were only 8% of total revenues. During 1997, the Company recorded $166,500 of barter advertising revenues, representing 22% of total revenues, which primarily related to an advertising contract with a major Internet search engine.

     Subscription Revenues. The Company's subscription membership revenues were $12,549 or 5% of total revenues and $177,884 or 23% of total revenues for the years ended December 31, 1996 and 1997, respectively. At December 31, 1996 and 1997, the Company had deferred revenues of $32,144 and $113,290, respectively, attributable to prepaid subscription memberships. The Company did not have subscription revenues in its year of inception.

     Cost of Revenues. Cost of revenues were $12,779 or 48% of total revenues, $116,780 or 51% of total revenues, $423,706 or 55% of total revenues for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. Gross margins were 52%, 49% and 45% in 1995, 1996 and 1997, respectively. The general decline in gross margins as a percentage of total revenues was attributable to the growth of the networking infrastructure resulting in an increase in Internet connection, support and maintenance charges, equipment costs as well as operations personnel costs. In 1995, the Company's first year of operation, cost of revenues only represented Internet connection and support and maintenance charges. In 1997, gross margins also decreased due to the inclusion of $166,500 of barter advertising expenses in cost of revenues, which was equivalent to the barter advertising revenues recorded in the same period. The 1997 gross margin exclusive of the barter transactions was 57%. The Company's 1997 gross margin was positively impacted by its decision to shift its advertising to an internal sales department during May 1997 and the increase in the Company's subscription members.

     Sales and Marketing Expenses. Sales and marketing expenses were $1,248 or 5% of total revenues, $275,947 or 121% of total revenues, and $1.2 million or 162% of total revenues for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. In the first year of operation, the Company did not dedicate meaningful funds to sales and marketing. The period to period increase in sales and marketing expenses from 1996 to 1997 was primarily attributable to expansion of the Company's online and print advertising, public relations and other promotional expenditures as well as increased sales and marketing personnel and related expenses required to implement the Company's marketing strategy. Sales and marketing expenses also increased as a result of the Company's decision to shift its advertising to an internal sales department in the second quarter of 1997.

     Product Development Expenses. Product development expenses were $60,000 or 224% of total revenues, $120,000 or 52% of total revenues, and $153,667 or 20% of total revenues for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. The increases in absolute dollars in product development expenses were primarily attributable to increased staffing levels required to support theglobe.com and its related back-office systems. Product development expenses as a percentage of total revenues have decreased because of the growth in total revenues.

     General and Administrative Expenses. General and administrative expenses were $18,380 or 68% of total revenues, $489,073 or 213% of total revenues, and $2.8 million or 367% of total revenues for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. The period to period increase in general and administrative expenses was primarily due to increases in the number of general and administrative personnel, professional services, travel and facility related expenses to support the growth of the Company's operations. The increased salaries reflect the highly competitive nature of hiring in the new media industry. General and administrative expenses as a percentage of total revenues decreased in 1996 because of the growth in total revenues. General and administrative expenses as a percentage of total revenues and in absolute dollars increased in 1997 primarily related to expenses associated with management's employment contracts and accrued bonuses granted during the second half of 1997 combined with the additional costs required to support the rapid growth of the Company's operations.

     Interest Income (Expense), Net. Interest income (expense), net was $(114), $22,257 and $334,720, for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. The increase in interest income for the year ended December 31, 1997 was primarily due to a higher average cash, cash equivalent, and investment balance as a result of the proceeds received from the issuance of shares of the Company's Preferred Stock in the third quarter of 1997.

     Income Taxes. Income taxes of $36,100 for the year ended December 31, 1997 was based solely on state and local taxes on business and investment capital. The Company paid less than $1,000 in income taxes in 1995 and 1996.

Liquidity and Capital Resources

     Since its inception, the Company has primarily financed its operations through (i) the private placement of its Preferred Stock through which the Company raised $20 million and $280,000 in the third and second quarters of 1997, respectively, and $910,000 in 1996, (ii) the private placement of Common Stock, through which the Company raised $647,000 in 1995 and (iii) capital equipment lease financing which, from December 1997 through June 1998, totaled approximately $963,000 million. As of June 30, 1998, the Company had approximately $3.0 million in cash and cash equivalents and $10.2 million in marketable securities.

     Net cash used in operating activities was $330,223 and $5.4 million for the six months ended June 30, 1997 and 1998, respectively, and $58,510, $601,602, and $1.9 million for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. The Company had significant negative cash flows from operating activities in each fiscal and quarterly period to date. Net cash used in operating activities resulted primarily from the Company's net operating losses, adjusted for certain non-cash items, and a higher level of accounts receivable due to the time lag between revenue recognition and the receipt of payments from advertisers, which were partially offset by increases in accounts payable, accrued expenses, deferred revenues and the timing of payments associated with the Company's 1997 accrued bonuses in the first quarter of 1998. For the six months ended June 30, 1998, the increase in net cash used in operating activities resulted primarily from the Company's net operating loss of $5.8 million and the payment of 1997's bonuses of $1.1 million during the first six months of 1998.

     Net cash provided (used) in investing activities was $(229,696) and $2.6 million for the six months ended June 30, 1997 and 1998, respectively, and $(51,101), $(138,309), and $(13.2) million for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. Net cash provided (used) in investing activities was primarily related to purchase and sales of short-term investments with the proceeds from the Company's issuance of shares of the Company's Preferred Stock in the third quarter of 1997, totaling $20 million, and the purchase of property and equipment in connection with the Company's build out of its infrastructure. During December 1997 and the first six months of 1998, the Company acquired additional equipment under capital leases of $126,000 and $836,648, respectively.

     Net cash provided by (used in) financing activities was $258,205 and $(69,233) for the six months ended June 30, 1997 and 1998, respectively, and $696,685, $909,955, and $20.2 million for the period from May 1, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. Net cash provided by financing activities during 1995 consisted primarily of $45,500 in convertible notes payable and $646,505 in proceeds from the issuance of the Company's Common Stock. Net cash provided by financing activities in 1996 and in 1997 consisted primarily of net proceeds from the issuance of the Company's Preferred
Stock. Net cash used in financing activities of $(77,405) consisted primarily of payments under its capital lease obligations.

     As of June 30, 1998, the Company's principal commitments consisted of obligations outstanding under capital and operating leases. The Company spent approximately $557,253 on capital expenditures since inception, excluding capital lease arrangements. The Company estimates that its capital expenditures for the second half of 1998 and 1999 will be approximately $2 million and $7 million, respectively. The Company currently expects that its principal capital expenditures during that time will relate to improvements to technical infrastructure and a planned move of the Company headquarters at the end of 1998.

     The Company's capital requirements depend on numerous factors, including market acceptance of the Company's services, the amount of resources the Company devotes to investments in its Web site, the resources the Company devotes to marketing and selling its services and its brand promotions and other factors. The Company has experienced a substantial increase in its capital expenditures and operating lease arrangements since its inception consistent with the growth in the Company's operations and staffing, and anticipates that this will continue for the foreseeable future. Additionally, the Company will continue to evaluate possible investments in businesses, products and technologies, and plans to expand its sales and marketing programs and conduct more aggressive brand promotions.

     The Company believes that the net proceeds from this Offering, together with its current cash and cash equivalents, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least 12 months. If cash generated from operations is insufficient to satisfy the Company's liquidity requirements, the Company may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. There can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all. See "Risk Factors--Additional Financing Requirements."

Quarterly Results of Operations Data

     The following table sets forth certain unaudited quarterly statement of operations data for each of the six quarters ended June 30, 1998 as well as such data expressed as a percentage of the Company's total revenues for the periods indicated. In the opinion of management, this information has been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this Prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations data.

     The quarterly data should be read in conjunction with the audited financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period. In particular, because of the Company's limited operating history, the Company has limited meaningful financial data upon which to base revenues and planned operating expenses. Additionally, the Company believes that it may experience seasonality in its business, with use of the Internet and theglobe.com being somewhat lower during the summer vacation period and year-end holiday periods. Additionally, seasonality may affect significantly the Company's advertising revenue during the first and third calendar quarters. See "Risk Factors-Potential Fluctuations in Operating Results; Quarterly Fluctuations."



                                                     Three Months Ended
                                                     ------------------

                            March 31,       June 30,  September 30,   December 31,      March 31,      June 30,
                              1997            1997         1997         1997              1998           1998
                            ---------       --------  -------------   ------------      ---------      --------
                                                 (Dollars in thousands, except per share data)
Statement of Operations
 Data:
Revenues ...............      $    87        $   121        $   207        $   355        $   394        $   780
Cost of revenues .......           25             81            133            185            213            291
                              -------        -------        -------        -------        -------        -------
 Gross profit ..........           62             40             74            170            181            489
Operating expenses:
 Sales and marketing....           64            160            404            620          1,411          3,083
 Product development....           30             32             37             54             85            165
 General and
  administrative........          303            291          1,511            722          1,098          1,299
                              -------        -------        -------        -------        -------        -------
Total operating
 expenses...............          397            483          1,952          1,396          2,594          4,547
Loss from operations....         (335)          (443)        (1,878)        (1,226)        (2,413)        (4,058)
Interest income
 (expense), net.........            3              8            113            210            456            217
                              -------        -------        -------        -------        -------        -------
Loss before provision
 for income taxes.......         (332)          (435)        (1,765)        (1,016)        (1,957)        (3,841)
Provision for
 income taxes...........           --             --             18             18             16             10
                              -------        -------        -------        -------        -------        -------
Net loss ...............      $  (332)       $  (435)      $ (1,783)      $ (1,034)      $ (1,973)      $ (3,851)
                              =======        =======        =======        =======        =======        =======

Percentage of Revenues:
Revenues ...............          100%           100%           100%           100%           100%           100%
Cost of revenues........           29%            67%            64%            52%            54%            37%
                              -------        -------        -------        -------        -------        -------
 Gross profit ..........          71%            33%            36%            48%            46%            63%
Operating expenses:
 Sales and marketing....           74%           132%           196%           175%           358%           395%
 Product development....           34%            27%            18%            15%            22%            21%
 General and
  administrative........          348%           240%           731%           203%           279%           167%
                              -------        -------        -------        -------        -------        -------
Total operating
 expenses...............          456%           399%           945%           393%           659%           583%
Loss from operations....         (385%)         (366%)         (909%)         (345%)         (613%)         (520%)
Interest income
 (expense), net.........            4%             7%            55%            59%           116%            28%
                              -------        -------        -------        -------        -------        -------
Loss before
 provision for
  income taxes..........         (381%)         (359%)         (854%)         (286%)         (497%)         (492%)
Provision for
 income taxes...........            0%             0%             9%             5%             4%             1%
                              -------        -------        -------        -------        -------        -------
Net loss................         (381%)         (359%)         (863%)         (291%)         (501%)         (493%)
                              =======        =======        =======        =======        =======        =======



Impact of the Year 2000

     The Year 2000 issue is the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     The Company has reviewed its internal programs and has determined that there are no significant Year 2000 issues within the Company's systems or services. However, although the Company believes that its systems are Year 2000 compliant, the Company utilizes third-party equipment and software that may not be Year 2000 compliant. Failure of such third-party equipment or software to operate properly with regard to the year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, results of operations and financial condition. The Company is in the process of contacting all of its significant suppliers and strategic partners to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues. Furthermore, the purchasing patterns of advertisers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available for Internet advertising or sponsorship of Internet services, which could have a material adverse effect on the Company's business, results of operations and financial condition.

Effects of Inflation

     Due to relatively low levels of inflation in 1995, 1996 and 1997 and the first six months of 1998, inflation has not had a significant effect on the Company's results of operations since inception.

Impact of Recently Issued Accounting Standards

     The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" in the quarter ended June 30, 1998. SFAS No. 130 requires the Company to report in their financial statements, in addition to its net income (loss), comprehensive income (loss), which includes all changes in equity during a period from non-owner sources including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. There were no differences between the Company's comprehensive loss and its net loss as reported.

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company has determined that it does not have any separately reportable business segments.

     In June 1998, the FASB issued SFAS No. 133. Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standard for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The statement is not expected to affect the Company as the Company currently does not have any derivative instruments or hedging activities.

                                  BUSINESS

Overview

     theglobe.com is one of the world's leading online communities with over 1.7 million members in the United States and abroad, In June 1998, 6.1 million unique users visited this site. theglobe.com is a destination on the Internet where users are able to personalize their online experience by publishing their own content and interacting with others having similar interests. theglobe.com facilitates this interaction by providing various free services, including home page building, discussion forums, chat, e-mail and a marketplace where members can purchase a variety of products and services. Additionally, theglobe.com provides its users news, weather, movie and music reviews, multi-player gaming, horoscopes and personals. By satisfying its users' personal and practical needs, theglobe.com seeks to become their online home. The Company's primary revenue source is the sale of advertising, with additional revenues generated through e-commerce arrangements and the sale of membership subscriptions for enhanced services.

     Since its founding in May 1995, theglobe.com has experienced strong growth. The site has added over 100,000 new members every month since October 1997, and generated over 100 million page views in June 1998, an increase of over 100% from January 1998. More than 6.1 million unique users visited the site in June 1998, reflecting an increase of more than 350% since January 1998. Approximately 25% to 35% of theglobe.com's monthly traffic originates from abroad, reflecting the site's international appeal. According to Media Metrix, the average time spent per user at theglobe.com in the period April to June 1998 was approximately 15% higher than the average time spent on the top 25 Web sites visited most frequently.

Industry Background

     The rapid adoption of the Internet as a means to gather information, communicate, interact and be entertained, combined with the vast proliferation of Web sites, has made the Internet an important new mass medium. IDC estimates that the number of Internet users exceeded 69 million in 1997, and will grow to over 320 million by 2002. The Internet enables advertisers to target advertising campaigns utilizing sophisticated databases of information on the users of various sites and to directly generate revenues from these users through online transactions. As a result, the Internet has become a compelling means to advertise and market products and services.

     With the volume of sites and vast abundance of information available on the Internet, users are increasingly seeking an online home where they can interact with others with similar interests and quickly find information, products and services related to a particular interest or need. Community sites were developed as a solution to the challenges posed by the Internet's growth and complexity. They offer a single location where users can build their personal Web sites and place them among others having similar interests. In addition, these sites generally offer services including access to e-mail accounts, chat rooms, news, and entertainment services, among other features. By satisfying the needs of its users, communities seek to establish a close relationship with their audience. As a result, users tend to be loyal to and spend more time online at community sites.

     Advertising. Jupiter Communications estimates that spending on Internet advertising in the U.S. will grow from $1.9 billion in 1997 to $7.7 billion in 2002. The Internet has become a compelling advertising vehicle that provides advertisers with targeting tools not available from traditional advertising media. The interactive nature of the Internet and the development of "click-through" advertising banners and other feedback tools enable advertisers to measure impression levels, establish a dialogue with users and receive "real-time" direct feedback from their target markets. Such feedback provides advertisers with an effective means to measure the attractiveness of their offerings among targeted audiences and make modifications to their advertising campaigns on short notice. Community sites are generally able to provide advertisers significantly more information regarding consumers than other Web sites because they collect detailed demographic data and facilitate the development of user-created affinity groups. The ability to target advertisements to broad audiences, specific regional populations, affinity groups or individuals makes community Web site advertising a highly versatile and effective tool for delivering customized and cost-effective messages.

     One indicator of the Internet's popularity as an advertising medium is the growing number and diversity of Internet advertisers. Most early Internet advertisers were technology and Internet-related companies. Today, a growing number of Internet advertisers consist of traditional, consumer product and service companies. The diverse audience of users accessing community sites has made such sites especially attractive to consumer product and service companies advertising on the Internet. The Company believes that this trend should continue, and that a wide variety of companies outside the technology and Internet industries, such as financial services, consumer goods, automotive and pharmaceutical companies, are or will be increasingly using the Internet, and community sites in particular, to advertise.

     E-commerce and Direct Marketing. The Internet has become a significant marketplace for buying and selling goods and services. Jupiter Communications estimates that the amount of goods or services purchased in online consumer transactions will grow from approximately $3 billion in 1997 to approximately $38 billion in 2002. Improvements in security, interface design and transaction-processing technologies have facilitated an increase in online consumer transactions. Early adopters of such improvements include online merchants offering broad product catalogs (such as books, music CDs and toys), those seeking distribution efficiencies (such as PCs, flowers and groceries) and those offering products and services with negotiable pricing (such as automobiles and mortgages). The Company believes that as the volume of online transactions increases, traditional retailers will offer a wide variety of products and services online. The Company believes that online communities provide businesses an attractive environment for selling products and services by providing direct access to users with like interests.

     The Internet allows marketers to collect meaningful demographic information and feedback from consumers, and to rapidly respond to this information with new messages. This offers a significant new opportunity for businesses to increase the effectiveness of their direct marketing campaigns. In traditional media, a significant portion of all advertising budgets are spent on direct marketing because of its effectiveness. However, the effectiveness of direct marketing campaigns is dependent upon the quality of consumer data used to develop and place consumer advertisements. In addition to providing detailed demographic data, community Web site participants indicate their areas of personal interest by self-selecting themselves into affinity groups. This added level of information provides direct marketers an invaluable tool to target potential customers more accurately. Accordingly, advertisers are able to improve their direct marketing campaigns which may translate into higher sales.

theglobe.com Solution

     The Company was founded by Todd V. Krizelman and Stephan J. Paternot to capitalize on the growing demand for online destinations that allow users to develop their own identities and establish relationships with other Internet users. theglobe.com community is organized in an intuitive hierarchy modeled after the real world, with each layer reflecting a more specific level of interest. There are six "Themes of Interest": Arts and Entertainment, Business and Finance, Lifestyles, Romance, Special Interests and Geographical Interests. Themes of Interest are subdivided into 24 "Cities," which are further divided into 75 "Districts." Within each District members have the ability to create or join "Interest Groups," theglobe.com's smallest form of community. There are currently 325 Interest Groups. Interest Groups, once proposed by any member, are posted for petition. Those groups that garner enough votes then go "live" on the site. Members are not limited as to the number of communities they can join and are able to leave an Interest Group at any time, ensuring that the communities are dynamic and evolve as member interests change. "Community Leaders" are elected to manage communities and are able to highlight member content, communicate directly to constituents and organize events.

     Within Interest Groups, members can access a collection of services provided by theglobe.com to generate content, including chat, open forums and e-mail. Member created content within Interest Groups satisfy users' desires for topic specific information, conversation and debate. Members vote and generate content for communities, thereby facilitating production of desirable content on theglobe.com. Viewing community content does not require membership, allowing theglobe.com to leverage its member-created content to attract a large audience of users. As these users become familiar with theglobe.com, the Company believes it has a greater ability to convert them into members, perpetuating the growth of the site.

     The unique community focus of theglobe.com offers the Company several advantages that include:

     Member Loyalty. Because theglobe.com provides a home for its members, members develop loyalty to the site and to the communities in which they participate. This translates into more frequent usage by members and longer stays at the site. According to Media Metrix, the average time spent per user at theglobe.com in the period April through June 1998 was approximately 15% higher than the average time spent on the top 25 Web sites visited most frequently.

     Member Developed Content. The majority of content on theglobe.com is developed by users on a voluntary basis for the benefit of all users of the site. As a result, the Company avoids the majority of costs associated with content development.

     Targeted Advertising. theglobe.com structure provides a valuable platform for advertisers by allowing them to target advertisements based on both demographic information and affinity group affiliations. Advertisers are also drawn to the globe.com's volume of user traffic, frequency and average length of use. theglobe.com's ability to reach users across a wide variety of interest areas has made the site attractive to both technology companies as well as traditional consumer product and service companies. Currently, approximately 60% of theglobe.com's advertisers are branded consumer product and service companies.

Business Strategy

     theglobe.com's goal is to be the leading online community site. The Company seeks to attain this goal through the following key strategies:

     Improve User Experience. The Company will continue efforts to improve user experience on theglobe.com by: (i) simplifying user interfaces and improving the ease of use of services, (ii) improving customer support,
(iii)  developing  loyalty  programs to reward members for increased usage,
(iv) expanding the suite of personal  publishing/Web  site building  tools,
(v) creating additional opportunities for participating in existing affinity groups, as well as expanding the number of affinity groups, (vi) personalizing the site to the preferences of individual members and (vii) launching new services to enhance the community.

     Develop Brand Identity and Awareness. The Company intends to expand its presence as a mass market site by building brand awareness. The Company plans to continue to allocate a significant portion of its resources to develop its brand in the same fashion as traditional consumer product and service companies. The Company believes that establishing brand awareness among consumers is instrumental in attracting new members to theglobe.com and also has the effect of attracting media buyers who tend to favor well-known and trusted companies. theglobe.com also intends to continue to market its services in various media. In March 1998, theglobe.com launched advertising campaigns in several forms of media, including television, print, billboards, buses, telephone kiosks, online media, and other marketing and promotional efforts designed to build its brand name in selected cities.

     Increase New Membership Acquisition through Strategic Alliances. theglobe.com continues to seek new ways to reach potential members when they are first becoming acquainted with the Internet. The Company believes that early contact with such users will enhance its ability to instill customer loyalty. Accordingly, the Company has established a strategic alliance with EarthLink Network, Inc. ("EarthLink"), one of the largest ISPs in the United States, through which members gain Internet access and are directed to theglobe.com as their home site upon startup. The Company has also formed strategic alliances with companies including Advertising Age, Together Systems and Ziff Davis University. These relationships are designed to drive additional traffic to the site, create brand building opportunities and allow for the marketing of products and services to theglobe.com's user base.

     Expand Globally. The Company believes that significant opportunities exist to capitalize on the growth of the Internet internationally and is pursuing strategic relationships with international companies to exploit cross-marketing, co-branding and promotional opportunities. Approximately 25% to 35% of theglobe.com's traffic is generated by members outside of the United States who are able to communicate and publish on the site in their respective languages. The Company has received prominent press coverage in Europe, Asia and Australia, and has established a relationship with MTV U.K. to feature theglobe.com's founders on a weekly news show (to be launched initially in the United Kingdom in the fall of 1998).

     Further Develop E-commerce. The Company intends to increase its e-commerce revenues by continuing to increase the number of e-commerce partners in theglobe.com Marketplace (the "Marketplace"), and through the introduction of "Globe-shops," its e-commerce merchandising solution aimed at the small to mid-sized office and home office market, in the fall of 1998. In addition, the Company is seeking to expand the number of its premier commerce partners ("Premier Partners") that rent space on theglobe.com. As of June 30, 1998, approximately 35 companies, including four Premier Partners, participated in the Marketplace.

     Enhance Membership Services. The Company currently offers additional Internet services, such as increased storage space for building home pages, through its Gold and Platinum membership programs. To attract a wider subscriber base, the Company intends to develop new membership programs offering premium content, shopping clubs and entertainment services.

Products and Services

     theglobe.com provides users with access to the following collection of products and services to generate content and purchase merchandise online:

     Free Services. theglobe.com provides a range of free services to its members through which they are able to personalize their online experience. These services include personal Web site hosting, discussion forums, chat and e-mail. Additionally, theglobe.com provides news, weather, movie and music reviews, multiplayer gaming, horoscopes and personals. Members are also provided discounts on merchandise offered by certain retailers in the Marketplace.

     theglobe.com Marketplace. theglobe.com Marketplace provides users access to products offered by leading retailers and service providers. The Company allows retailers to locate in its Marketplace and collects a fee based on a percentage of transactions. The Marketplace currently has 35 participants including BarnesandNoble.com, FAO Schwarz and Lens Express. The Company also has relationships with four Premier Partners who pay an additional fixed monthly fee in order to receive prominent placement at theglobe.com. Premier marketplace agreements typically run for a period of six months to one year and are renewable at the option of the partner. The Company currently has such agreements with Cyberian Outpost, Inc. for software and computer hardware, GetSmart for consumer finance, Classified Warehouse for classified advertisements and has signed a letter of intent with RSL Communications for Internet telephony and phone services.

     Globe-shops. In the fourth quarter of 1998, the Company intends to introduce Globe-shops, its e-commerce merchandising solution aimed at the small to mid-sized office and home office market. The Globe-shop tool set will allow merchants and users to build storefronts at theglobe.com assisted by an easy-to-use online guide. The Company will offer Globe-shop merchants and users various options ranging from a basic promotional storefront to a more complete solution, including a catalog, shopping cart and online transaction capabilities. The Company intends to charge Globe-shop owners a monthly service fee based on the level of service utilized and a transactional fee.

     Member Subscriptions. The Company currently offers additional Internet services through its Gold and Platinum membership packages. These packages provide services such as additional storage space and the ability to host limited commercial activity. Member subscriptions are available for a $4.95 or $9.95 monthly fee, depending on the level of service.

Corporate Alliances and Relationships

     theglobe.com has established a number of relationships designed to drive additional traffic to its site, create brand building opportunities, and allow for the marketing of products and services to theglobe.com user base. These arrangements are with a variety of online and offline partners and provide a cost effective way to deliver traffic to the site because they do not require significant capital expenditures. Examples include:

          EarthLink. theglobe.com seeks to reach new members as they first become acquainted with the Internet. The Company believes that early contact with such users will enhance the Company's ability to instill customer loyalty. Consistent with this strategy, the Company has established an alliance, currently in a trial phase, with EarthLink, one of the largest ISPs in the United States. EarthLink has created a custom version of their "start-up CD-ROM" which not only gives users Internet access but also automatically directs them to theglobe.com as their home site upon start-up. Additionally, EarthLink promotes theglobe.com within its site and pays the production costs of co-branded theglobe.com/EarthLink start-up CD-ROMs. EarthLink pays a commission to the Company for each member or user gaining Internet access by utilizing the co-branded start-up CD-ROM. When the trial phase is completed (expected in August 1998), the alliance will be automatically renewed for one-year periods, unless terminated by either party.

          Advertising Age. theglobe.com hosts a full-service community for Advertising Age, a leading trade publication for the advertising industry. In exchange for providing the full range of membership services available on theglobe.com to users of the Advertising Age Web site, the Company receives free promotion on the Advertising Age Web site, as well as discounts on advertising in Advertising Age magazine. This relationship provides theglobe.com with significant exposure throughout the advertising community, particularly among media buyers.

          JobDirect, Inc. JobDirect, Inc. ("JobDirect") is an Internet resume service which connects entry-level job seekers with employment opportunities. In exchange for development of community features for its Web site, JobDirect provides theglobe.com with a link from its site as well as prominent promotion in its offline job events on college campuses. JobDirect provides all of its members e-mail from theglobe.com and distributes co-branded marketing material to college students, providing theglobe.com with exposure to the college-age market segment.

     In addition to the above relationships, the Company has a variety of other arrangements designed primarily to drive traffic to its site, including agreements with Ziff Davis University, Together Systems, Launch Magazine, Wall Street Sports LLC, LINCS, WebSurfer, Mining Company and Lycos.

Advertising Customers

     With over 1.6 million registered members, over 6.1 million monthly users and over 100 million monthly page views as of June 1998, the Company has successfully attracted both mass market consumer product companies as well as technology-related businesses advertising on the Internet. Due to its advantages as a community Web site, the Company believes it is well positioned to capture a portion of the growing number of consumer product and service companies seeking to advertise online. In June 1998, approximately 90 customers advertised on theglobe.com. During that period, approximately 70% were repeat customers and no one customer accounted for more than 10% of revenues. Some of the Company's advertising clients include:



           Lee Jeans            Coca Cola        J. Crew         Ziff Davis
           Procter & Gamble     Visa             Polygram        BellSouth
           Dunkin' Donuts       Office Depot     Levi's          Microsoft
           Sony                 3Com             USWest          Intel

Advertising Sales and Design

     The Company seeks to distinguish itself from its competition through the creation of unique advertising and sponsorship opportunities that are designed to build brand loyalty for its corporate sponsors by seamlessly integrating their advertising messages into theglobe.com's content. Through its close relationship with the end user, the Company has the ability to deliver advertising to specific targets within the site's themed content areas, allowing advertisers to single out and effectively deliver their messages to their respective target audiences. For example, a company can target an advertisement solely to 35-40 year old Canadian men with music interests. The Company believes that such sophisticated targeting is a critical element for capturing worldwide advertising budgets for the Internet. Additionally, the Company intends to expand the amount and type of demographic information it collects from its members, which will allow it to offer more specific data to its advertising clients.

     While the Company's competition generally provides banner advertising as its primary delivery system, the Company offers an assortment of advertising options to its clients, allowing them to take advantage of theglobe.com's unique relationship with its users and rapidly growing membership base. In addition to direct response indicators like "click-throughs," theglobe.com also specializes in providing innovative and aggressive selling services and a number of "branding" and "beyond the banner" sponsorship packages for its advertisers at higher premiums, such as:


   .  Banner Advertising                .  Sweepstakes
   .  Button Advertising                .  Content Development
   .  Contextual Links within Relevant  .  Affinity Packages for Advertising
      Content                              Partners
   .  Pop Up and Log Out Interstitials  .  Opt-In Direct Marketing/Lead
                                           Generation
   .  E-mail Sponsorship                   Programs
   .  Celebrity Event Sponsorships      .  Pre- and Post-Campaign Market
                                           Research


     The Company has built an internal sales organization of 16 professionals, focusing on both selling advertisements on the Web site and developing long-term strategic relationships with clients. A significant portion of the Company's sales personnel's income is commission based. All of the Company's sales personnel sell advertising exclusively for theglobe.com. The Company currently sells over 95% of its advertising inventory through its in-house sales staff, allowing the Company to better control its pricing and inventory, maintain brand consistency and capture maximum revenue. The Company has sales offices in New York City and San Francisco, and intends to open additional sales offices in selected markets around the world.

Marketing and Promotions

     The Company was the first community Web site to commit significant funds to advertising in traditional offline media, distinguishing itself from most of its competitors and other online companies. The Company launched an $8 million advertising campaign in March 1998, including television, print, billboards, buses, telephone kiosks, online media, and other marketing and promotional efforts. These efforts are aimed at generating significant additional traffic to theglobe.com, building and defining a desirable online destination in the minds of present and potential online consumers, and creating a strong and viable brand within the Internet industry and advertising trades. The Company intends to continue to commit a significant part of its budget to marketing theglobe.com brand. The Company advertises on national cable channels like MTV, E! Entertainment Television, Comedy Central, ESPN and the Sci-Fi Channel. The Company has also purchased advertising on network television in several markets including New York, San Francisco, Seattle, Boston, Denver and Atlanta.

Technology

     The Company's strategy is to apply existing technologies in novel ways to deliver content and provide services to members of its online community. The various features of theglobe.com's online environment are implemented using a combination of commercially available and proprietary software components. The Company favors licensing and integrating "best-of-breed" commercially available technology from industry leaders such as Oracle, Sun Microsystems and Microsoft whenever possible. The Company reserves internal development of software for those components which are either unavailable on the market or which have major strategic advantages when developed internally. The Company believes that this component approach is more manageable, reliable, and scalable than single-source solutions. In addition, the emphasis on commercial components speeds development time, which is an advantage when competing in a rapidly evolving market.

     Consistent with the Company's preference for off-the-shelf software components, the hardware systems utilized by the Company also consist of commercially available components. The Company believes that this architecture provides the ability to increase scale more quickly and reliably, and at lower cost, than more centralized systems. Although the existing infrastructure currently exceeds the Company's present demand, the Company has aggressive plans for additional upgrades in anticipation of increased demand.

     The Company's distributed server architecture allows it to roll out upgrades incrementally on an as-needed basis. In addition to being scalable, the Web-serving architecture is also entirely redundant. The Company's Internet servers are connected to the Internet through multiple dedicated 45 Mb T3 connections obtained through two separate backbone providers, AppliedTheory and UUNET. This approach to connectivity protects the Company by allowing it to continue operations in the event of a failure in either backbone. See "Risk Factors--Technological Change."

     In order to efficiently manage the system, the Company has developed highly automated methods of monitoring the system performance of each component. In the event of a failure in any subsystem, the failed subsystem is immediately taken out of service and requests are distributed among the remaining operational systems. The Company has also developed a suite of tools to perform routine management tasks such as log processing and content updates in an automated, remote-controlled fashion. The Company believes that its investment in automation lessens the need for the additional personnel that would otherwise be required to support the system as it grows. See "Risk Factors--Technological Change" and "--Dependence on Key Personnel."

Competition

     The market for members, users and Internet advertising is new and rapidly evolving, and competition for members, users and advertisers is intense and is expected to increase significantly. Barriers to entry are relatively insubstantial and the Company may face competitive pressures from many additional companies both in the United States and abroad. The Company believes that the principal competitive factors for companies seeking to create communities on the Internet are critical mass, functionality of the Web site, brand recognition, member affinity and loyalty, broad demographic focus and open access for visitors. Other companies that are primarily focused on creating Internet communities are Tripod and GeoCities, and, in the future, Internet communities may be developed or acquired by companies currently operating Web directories, search engines, shareware archives, content sites, OSPs, ISPs and other entities, certain of which may have more resources than the Company. In addition, the Company could face competition in the future from traditional media companies, a number of which, including Disney, CBS and NBC, have recently made significant acquisitions or investments in Internet companies. Furthermore, the Company competes for users and advertisers with other content providers and with thousands of Web sites operated by individuals, the government and educational institutions. Such providers and sites include AOL, Angelfire, CNET, CNN/Time Warner, Excite, Hotmail, Infoseek, Lycos, Microsoft, Netscape, Switchboard, Xoom and Yahoo! The Company also faces competitive pressure from traditional media such as newspapers, magazines, radio and television. The Company believes that the principal competitive factors in attracting advertisers include the amount of traffic on its Web site, brand recognition, customer service, the demographics of the Company's members and users, the Company's ability to offer targeted audiences and the overall cost-effectiveness of the advertising medium offered by the Company. The Company believes that the number of Internet companies relying on Internet-based advertising revenue, as well as the number of advertisers on the Internet and the number of users, will increase substantially in the future. Accordingly, the Company will likely face increased competition, resulting in increased pricing pressures on its advertising rates, which could have a material adverse effect on the Company. See "Risk Factors--Intense Competition."

Intellectual Property and Proprietary Rights

     The Company regards substantial elements of its Web site and underlying technology as proprietary and attempts to protect it by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. The Company currently has no patents or patents pending and does not anticipate that patents will become a significant part of the Company's intellectual property in the foreseeable future. The Company also generally enters into confidentiality agreements with its employees and consultants and in connection with its license agreements with third parties and generally seeks to control access to and distribution of its technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently. The Company pursues the registration of its trademarks in the United States and internationally. The Company has registered a United States trademark for theglobe. The Company has filed United States trademark applications for theglobe.com and theglobe.com logo. Additionally, the Company has submitted trademark applications for theglobe.com and theglobe.com logo in Australia, Brazil, Canada, China, the European Union (covering Austria, Belgium, Denmark, Finland, France,
Germany, Greece, Italy, Ireland, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom), Hong Kong, Israel, Japan, New Zealand, Norway, Russia, Singapore, South Africa, Switzerland and Taiwan. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's services are distributed or made available through the Internet, and policing unauthorized use of the Company's proprietary information is difficult. See "Risk Factors--Reliance on Intellectual Property and Proprietary Rights."

Government Regulation and Legal Uncertainties

     The Company is currently subject to certain federal and state laws and regulations that are applicable to certain activities on the Internet. Legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations concern various aspects of the Internet, including, but not limited to, online content, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. Such government regulation may place the Company's activities under increased regulation, increase the Company's cost of doing business, decrease the growth in Internet use and thereby decrease the demand for the Company's services or otherwise have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors--Government Regulation and Legal Uncertainties Associated with the Internet."

     Online Content. Online content restrictions cover many areas, including but not limited to, indecent, obscene or offensive information and content, such as sexually explicit information, gambling and consumer fraud.

     Several federal and state statutes prohibit the transmission of certain types of indecent, obscene, or offensive information and content, including sexually explicit information and content, over the Internet to certain persons. The constitutionality and the enforceability of some of these statues is not clear at this time. For example, in 1997 the Supreme Court of the United States held that selected parts of the federal Communications Decency Act of 1996 (the "CDA") governing "indecent" and "patently offensive" content were unconstitutional. Many other provisions of the CDA, including those relating to "obscenity," however, remain in effect. Prior to the Supreme Court's decision, a federal district court in New York held that certain provisions of the New York penal law modeled on the CDA violated the Constitution. A companion provision of that law, however, was subsequently upheld.

     The U.S. Department of Justice and some state Attorneys General have recently intensified their efforts in prosecuting businesses that operate Internet gambling activities, and pending legislation seeks to ban Internet gambling. In October 1997, the Senate Judiciary Committee approved the "Internet Gambling Prohibition Act," which, if enacted, would prohibit placing, receiving or otherwise making a bet or wager via the Internet in any state, and would also prohibit engaging in the business of betting or wagering through the Internet in any state. The bill also would direct the Secretary of State to negotiate with foreign countries to conclude international agreements that would enable the United States to enforce specified provisions of the act outside the United States. A substantially similar bill has been introduced in the House of Representatives.

     Certain states, including New York and California, have enacted laws or adopted regulations that expressly or as a matter of judicial interpretation apply various consumer fraud and false advertising requirements to parties who conduct business over the Internet. The constitutionality and the enforceability of some of these statues is not clear at this time. For example, in 1997, a federal district court held that a Georgia criminal statute violated the Constitution when it prohibited Internet transmissions that falsely identify the sender or use trade names or logos that would falsely state or imply that the sender was legally authorized to use them.

     Internet Privacy. The United States government currently has limited authority over the collection and dissemination of personal data collected online. The Federal Trade Commission Act (the "Act") prohibits unfair and deceptive practices in and affecting commerce. The Act authorizes the Federal Trade Commission (the "FTC") to seek injunctive and other equitable relief, including redress, for violations of the Act, and provides a basis for government enforcement of certain fair information practices. For instance, failure to comply with a stated privacy policy may constitute a deceptive practice in certain circumstances, and the FTC would have authority to pursue the remedies available under the Act for such violations. Furthermore, in certain circumstances, information practices may be inherently deceptive or unfair, regardless of whether the entity has publicly adopted any privacy policies. The FTC has issued an opinion letter addressing the possible unfairness inherent in collecting certain personal identifying information from children online and transferring it to third parties without obtaining prior parental consent. However, as a general matter, the FTC lacks authority to require companies to adopt privacy policies.

     Certain industry groups have proposed, or are in the process of proposing, various voluntary standards regarding the treatment of data collected over the Internet. In order to establish and bolster user and member confidence in its privacy policies, the Company may incur expenses in obtaining the endorsement of such industry groups or in altering its current policies to comply with such standards. There can be no assurance that the adoption of such voluntary standards will preclude any legislative or administrative body from taking governmental action regarding Internet privacy.

     In June 1998, the FTC released a report analyzing the effectiveness of self-regulation as a means of protecting consumer privacy on the Internet. The report concluded that industry self-regulation had not provided adequate protection for Internet users. The report listed four core principles that must be part of any privacy protection effort: notice, choice, access and security. In order to protect the privacy of children, the FTC recommended legislation that would require Web sites that obtain information from children to provide actual notice to parents and to obtain parental consent. The FTC expects to announce legislative recommendations for online privacy protection for adults as early as the summer of 1998. To the extent that the Company's practices do not conform to these principles it may be subject to action by the FTC. There can be no assurance that these efforts will not adversely affect the Company's ability to collect demographic and personal information from members, which could have an adverse affect on its ability to attract advertisers. This could in turn have a material adverse effect on the Company's business, results of operations and financial condition.

     Moreover, the FTC has begun investigations into the privacy practices of companies that collect information on the Internet. In settlement negotiations with at least one Internet company, the FTC has proposed that the company be required to establish certain procedures to give notice to consumers regarding the company's information collection and disclosure practices, provide consumers with the ability to have that company delete their personal identifying information from that company's database, more clearly identify its affiliation, or lack thereof, with third parties that may collect information or sponsor activities on that company's site, and obtain express parental consent prior to collecting and using personal identifying information obtained from children under 13 years of age.

     Despite the Company's policies protecting user privacy, the Company could be forced to disclose information about users by a court order. There can be no assurance that these efforts will not adversely affect the Company's ability to collect demographic and personal information from members, which could have an adverse affect on its ability to attract advertisers. This could in turn have a material adverse effect on the Company's business, results of operations and financial condition.

     At the international level, the European Union (the "EU") has adopted a directive (the "Directive") that will impose restrictions on the collection and use of personal data, effective October 1998. The Directive could, among other things, affect United States companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standards in the U.S. There can be no assurance that this Directive will not adversely affect the Internet privacy activities of entities such as the Company that engage in data collection from users in certain EU member countries in conducting their business.

     Any new legislation enacted by federal, state, or foreign governments regulating online privacy could affect the way in which the Company is allowed to conduct its business, especially those aspects that contemplate the collection or use of members' personal information.

     Internet Taxation. A number of proposals have been made at the federal, state and local level, and by certain foreign governments, that would impose additional taxes on the sale of goods and services over the Internet, and certain states have taken measures to tax Internet-related activities.

     Currently, Congress is considering legislation that would place a temporary moratorium on any new taxation of Internet commerce. On June 23, 1998, the House of Representatives passed H.R. 4105, the "Internet Tax Freedom Act," which includes a moratorium on state and local taxes on Internet access, bit taxes, or multiple or discriminatory taxes on electronic commerce. Certain existing state laws, however, would be expressly excepted from this moratorium if such state law was reaffirmed within a one-year period. The bill would also create a commission to study several Internet taxation issues and to present proposed legislation to the President and Congress. H.R. 4105, if enacted in its current form, would also prohibit the FCC and the states from regulating the prices of Internet access and online services. The Senate is also considering legislation on Internet taxation. Any legislation that is eventually passed by both houses of Congress may contain provision different from those in H.R. 4105. See "Access Charges" below.

     There can be no assurance that any such legislation will be adopted by Congress or that new taxes will not be imposed upon Internet commerce after any moratorium adopted by Congress expires or that current attempts at taxing or regulating commerce over the Internet would not substantially impair the growth of e-commerce and as a result adversely affect the Company's opportunity to derive financial benefit from such activities.

     The Clinton Administration has stated that the United States will advocate in the World Trade Organization and other appropriate international organizations that the Internet be declared a tariff-free environment whenever it is used to deliver products and services. In addition, the Clinton Administration has stated that no new taxes should be imposed on Internet commerce, but rather that taxation should be consistent with established principles of international taxation, should avoid inconsistent national tax jurisdictions and double taxation, and should be simple to administer and easy to understand. However, there can be no assurance that foreign countries will not seek to tax Internet transactions.

     Access Charges. Several telecommunications carriers are supporting regulation of the Internet by the FCC in the same manner that the FCC regulates other telecommunications services. These carriers have alleged that the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure, resulting in interruptions in phone service. Local telephone carriers such as Pacific Bell, a subsidiary of SBC Communications Inc., have petitioned the FCC to regulate ISPs and OSPs in a manner similar to long distance telephone carriers and to impose access fees on ISPs and OSPs. If either of these petitions is granted, or the relief sought therein is otherwise granted, the costs of communicating on or through the Internet could increase substantially, potentially slowing the growth in Internet use, which could in turn decrease demand for the Company's services or increase the Company's cost of doing business.

     Liability  for  Information  Retrieved  from or  Transmitted  over the
Internet. Materials may be downloaded and publicly distributed over the Internet by the Internet services operated or facilitated by the Company, or by the Internet access providers with which the Company has relationships. These third-party activities could result in potential claims against the Company for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of such materials. See "Risk Factors--Liability for Information Retrieved from or Transmitted over the Internet."

     Future legislation or regulations or court decisions may hold the Company liable for listings accessible through its Web site, for content and materials posted by members on their respective personal Web pages, for hyperlinks from or to the personal Web pages of members, or through content and materials posted in the Company's chat rooms or bulletin boards. Such liability might arise from claims alleging that, by directly or indirectly providing hyperlink text links to Web sites operated by third parties or by providing hosting services for members' sites, the Company is liable for copyright or trademark infringement or other wrongful actions by such third parties through such Web sites. If any third-party material on the Company's Web site contains informational errors, the Company may be sued for losses incurred in reliance on such information. While the Company attempts to reduce its exposure to such potential liability through, among other things, provisions in member agreements, user policies and disclaimers, the enforceability and effectiveness of such measures are uncertain.

     In May 1998, the Senate passed the "Digital Copyright Millennium Act," whose Title II contained the "Internet Copyright Infringement Liability Clarification Act." This legislation would, if enacted, provide that, under certain circumstances, a "service provider" would not be liable for any monetary relief, and would be subject to limited injunctive relief, for infringing copyright materials transmitted by users over its digital communications network, temporarily stored on its system by its system caching procedures, stored on systems or networks under its control, or connected to its systems or networks by hyperlinks and other information location tools. This legislation also provides that, under certain circumstances, a service provider shall not be liable for any claim based on the service provider's good faith removal of or disabling access to such infringing material. A similar bill has been introduced in the House of Representatives.

     The Company's e-mail service is provided by a third party. See "Risk Factors-Dependence on Third-Party Relationships." Such relationship exposes the Company to potential risk, such as claims resulting from unsolicited e-mail ("spamming"), lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service. Potential liability for information carried on or disseminated through the Company's systems could lead the Company to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources and limit the attractiveness of the Company's services to members and users. While the Company attempts to reduce its exposure to such potential liability through, among other things, provisions in member agreements, user policies and disclaimers, the enforceability and effectiveness of such measures are uncertain.

     The Company also enters into agreements with commerce partners and sponsors under which the Company is entitled to receive a share of any revenue from the purchase of goods and services through direct links from the Company's Web site. Such arrangements may expose the Company to additional legal risks and uncertainties, including potential liabilities to consumers of such products and services by virtue of the Company's involvement in providing access to such products or services, even if the Company does not itself provide such products or services. While the Company's agreements with these parties often provide that the Company will be indemnified against such liabilities, there can be no assurance that such indemnification, if available, will be enforceable or adequate. Although the Company carries general liability insurance, the Company's insurance may not cover all potential claims to which it is exposed or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.

     The increased attention on liability issues relating to information retrieved or transmitted over the Internet and legislative and administrative proposals in this area could decrease the growth of Internet use, thereby decreasing the demand for the Company's services. Even to the extent that claims relating to such issues do not result in liability to the Company, the Company could incur significant costs in investigating and defending against such claims.

     Domain names. Domain names are the user's Internet "addresses." Domain names have been the subject of significant trademark litigation in the United States. The Company has registered the domain name "theglobe.com." There can be no assurance that third parties will not bring claims for infringement against the Company for the use of this trademark. Moreover, because domain names derive value from the individual's ability to remember such names, there can be no assurance that the Company's domain names will not lose their value if, for example, users begin to rely on mechanisms other than domain names to access online resources.

     The current system for registering, allocating and managing domain names has been the subject of litigation and of proposed regulatory reform. There can be no assurance that the Company's domain names will not lose their value, or that the Company will not have to obtain entirely new domain names in addition to or in lieu of its current domain names, if such litigation or reform efforts result in a restructuring in the current system.

     Jurisdiction. Due to the global reach of the Internet, it is possible that, although transmissions by the Company over the Internet originate primarily in the State of New York, the governments of other states and foreign countries might attempt to regulate Internet activity and the Company's transmissions or prosecute the Company for violations of their laws. There can be no assurance that violations of such laws will not be alleged or charged by state or foreign governments and that such laws will not be modified, or new laws enacted, in the future. Any of the foregoing could have a material adverse effect on the Company's business, results of operations and financial condition.

Employees

     As of June 30, 1998, the Company had 80 full-time employees, including 20 in sales and marketing, 45 in production and 10 in finance and administration. The Company's future success will depend, in part, on its ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. From time to time, the Company also employs independent contractors to support its research and development, marketing, sales and support and administrative organizations. The Company's employees are not represented by any collective bargaining unit, and the Company has never experienced a work stoppage. The Company believes its relations with its employees are good.

Facilities

     The Company's headquarters are currently located in a leased facility in New York City, consisting of approximately 12,000 square feet of office space, a majority of which is under a five-year lease with four years remaining. The Company intends to relocate its headquarters at the end of 1998 to a larger facility and is currently evaluating a number of locations in the greater New York City area. The Company has also leased approximately 1,200 square feet of office space in San Francisco for its West Coast sales office.

Legal Proceedings

     There are no material legal proceedings pending or, to the Company's knowledge, threatened against the Company.

                                 MANAGEMENT

Executive Officers and Directors

     The following table sets forth the names, ages and positions of the Company's executive officers and directors. Executive officers are appointed by, and serve at the discretion of, the Board of Directors. All directors hold office until the annual meeting of stockholders of the Company following their election or until their successors are duly elected and qualified.

   Name                        Age    Position
   ----                        ---    --------
   Michael S. Egan............  58    Chairman
   Todd V. Krizelman..........  24    Co-Chief Executive Officer,
                                        Co-President
                                        and Director
   Stephan J. Paternot........  24    Co-Chief Executive Officer,
                                        Co-President,
                                        Secretary and Director
   Edward A. Cespedes.........  32    Vice President of Corporate
                                      Development and Director
   Francis T. Joyce...........  45    Vice President, Chief Financial
                                      Officer and Treasurer

   Rosalie V. Arthur..........  39    Director
   Robert M. Halperin.........  70    Director
   David Horowitz.............  69    Director
   H. Wayne Huizenga..........  60    Director

     Michael S. Egan. Mr. Egan has served as Chairman of theglobe.com since August 1997. As such, Mr. Egan serves as Chairman of the Board of Directors and as an executive officer of the Company with primary responsibility for day-to-day strategic planning and financing arrangements. Mr. Egan has been the controlling investor of Dancing Bear Investments a privately held investment company, since 1996. From 1986 to 1996, he was the majority owner and Chairman of Alamo Rent-A-Car, Inc. ("Alamo"), now a subsidiary of Republic Industries, Inc. Mr. Egan began his career with Alamo in 1976 and held various management and ownership positions during this period until he bought a controlling interest in 1986. Mr. Egan is also Chairman and Chief Executive Officer of Certified Vacations, a wholesale tour operator, and Chairman of AutobyInternet. Mr. Egan is a director of Florida Panthers Holdings, Inc. Mr. Egan began in the car rental business with Olins Rent-A-Car, where he held various positions, including President. Prior to acquiring Alamo, Mr. Egan held various administrative positions at Yale University and administrative and teaching positions at the University of Massachusetts at Amherst. Mr. Egan is a graduate of Cornell University, where he received a bachelor's degree in Hotel Administration.

     Todd V. Krizelman. Mr. Krizelman co-founded the Company in the fall of 1994. He is Co-Chief Executive Officer and Co-President of the Company and has served in various capacities with the Company since its founding. Mr. Krizelman graduated from Cornell University in 1996, where he received a bachelor's degree in Biology.

     Stephan J. Paternot. Mr. Paternot co-founded the Company in the fall of 1994. He is Co-Chief Executive Officer, Co-President and Secretary of the Company and has served in various capacities with the Company since its founding. Mr. Paternot graduated from Cornell University in 1996, where he received bachelor's degrees in Business and Computer Science.

     Edward A. Cespedes. Mr. Cespedes was appointed Vice President of Corporate Development in July 1998 and has served as a director of the Company since August 1997. As Vice President for Corporate Development, Mr. Cespedes has primary responsibility for corporate development opportunities including mergers and acquisitions. Mr. Cespedes is also a Managing
Director of Dancing Bear Investments. Mr. Cespedes joined Dancing Bear Investments at its inception in 1996, where his responsibilities include venture capital investments, mergers and acquisitions and finance. Prior to joining Dancing Bear Investments, Mr. Cespedes served as Director of Corporate Finance for Alamo in 1996, where he was responsible for general corporate finance in the United States and in Europe. From 1988 to 1996, Mr. Cespedes worked in the Investment Banking Division of J.P. Morgan & Company, where he most recently focused on mergers and acquisitions. Mr.
Cespedes also serves on the board of directors of AutobyInternet. Mr. Cespedes received a bachelor's degree in International Relations from Columbia University.

     Francis T. Joyce. Mr. Joyce was appointed Vice President, Chief Financial Officer and Treasurer of the Company in July 1998. From 1997 until joining the Company, Mr. Joyce served as Chief Financial Officer of the Reed Travel Group, a division of Reed Elsevier Plc, which is an international publisher of travel information. From 1994 to 1997, Mr. Joyce was the Chief Financial Officer at Alexander Consulting Group, a division of Alexander & Alexander Services, Inc., an international professional services firm, which included a human resources consulting firm, an insurance brokerage unit and an executive planning life insurance unit. From 1988 to 1994, Mr. Joyce worked as a Senior Vice President and controller at Bates Worldwide, a division of Saatchi & Saatchi Co., an advertising firm. Mr. Joyce received a Bachelor of Science in Accounting from the University of Scranton and a Master of Business Administration from Fordham University. He is a Certified Public Accountant.

     Rosalie V. Arthur. Ms. Arthur has served as a director of the Company since August 1997. Ms. Arthur is a Senior Managing Director and Vice President of Mergers and Acquisitions of Dancing Bear Investments. She currently serves on the Board of Directors of Dancing Bear Investments and several of its affiliated companies. She also served on the Board of Directors of Alamo Rent-A-Car and affiliated entities and Nantucket Nectars. Prior to joining Dancing Bear Investments, she served as Chief of Staff and Financial Counselor to the Chairman of Alamo from 1986 to 1996, when the Company was sold. Ms. Arthur was the Manager of Financial Reporting at Sensormatic Electronics Corporation from 1984 to 1986 and worked in the audit department of KPMG Peat Marwick from 1980 to 1984. Ms. Arthur received her Bachelor of Science in Accounting from the University of South Florida. She is a Certified Public Accountant.

     Robert M. Halperin. Mr. Halperin has served as a director of the Company since 1995. He has acted as an advisor to Greylock Management, a venture capital firm, for the past five years. He is a member of the board of directors of Avid Technology, Inc. In addition, Mr. Halperin serves on the Board of Directors of the Associates of Harvard Business School, the Harvard Business School Publishing Co. and Stanford Health Services and also is a Life Trustee of the University of Chicago. He is the former Vice Chairman of Raychem Corporation's Board of Directors and also served as its President and Chief Operating Officer. Mr. Halperin joined Raychem Corporation in 1957. Mr. Halperin received a master of business administration degree from Harvard Business School, and he earned a bachelor's degree in liberal arts from the University of Chicago and a bachelor's degree in Mechanical Engineering from Cornell University.

     David Horowitz. Mr. Horowitz has served as a Director of the Company since December 1995. He has acted as an investor and consultant in the media and communications industries for at least the past five years, and as a consultant to the American Society of Composers, Authors and Publishers, and a Lecturer at the Columbia University School of Law. From 1973 to 1984, Mr. Horowitz was an officer and director of Warner
Communications, Inc., and until 1985 he was President and CEO of MTV Networks, Inc. Mr. Horowitz is a graduate of Columbia University, where he received a bachelor's degree, and is a graduate of Columbia Law School.

     H. Wayne Huizenga. Mr. Huizenga has served as a director of the Company since July 1998. Mr. Huizenga has served as the Chairman of the Board of Republic Industries, Inc. since August 1995, as its Co-Chief Executive Officer since October 1996 and as its Chief Executive Officer from August 1995 until October 1996. Mr. Huizenga also serves as the Chairman of the Board and Chief Executive Officer of Republic Services, Inc., as the Chairman of the Board of Florida Panthers Holdings, Inc. and as the Chairman of the Board of Extended Stay America, Inc. From September 1994 until October 1995, Mr. Huizenga served as the Vice Chairman of Viacom Inc. ("Viacom"), and as the Chairman of the Board of Blockbuster Entertainment Group ("Blockbuster"), a division of Viacom. From April 1987 through September 1994, Mr. Huizenga served as the Chairman of the Board and Chief Executive Officer of Blockbuster. In September 1994, Blockbuster merged into Viacom. In 1971, Mr. Huizenga co-founded Waste Management, Inc. and served in various capacities, including President, Chief Operating Officer and a director from its inception until 1984. Mr. Huizenga also owns or controls the Miami Dolphins and Florida Marlins professional sports franchises, as well as Pro Player Stadium, in South Florida.

     The Company currently intends to appoint an additional member to the Board of Directors. This Board member will be a nominee of Michael S. Egan.

Key Employees

     The following table sets forth the names and positions of the Company's key employees.

   Name                        Position
   ----                        --------
   Susan Berkowitz             Director of Sales and Marketing
   Vance Huntley               Director of Technology
   Esther Loewy                Director of Communications
   Will Margiloff              Director of Advertising Sales
   David Tonkin                Director of Human Resources


     Susan Berkowitz. Ms. Berkowitz joined theglobe.com in 1996 as Director of Sales and Marketing. Before joining theglobe.com, Ms. Berkowitz was the Director of Media Ventures at SPIN Magazine from 1994 to 1996. Prior to that time, Ms. Berkowitz was hired to build a new worldwide Entertainment Marketing division for J. Walter Thompson from 1993 to 1994. Prior to that time, Ms. Berkowitz was a Vice President at Chase Manhattan Bank in the Real Estate Investment Banking division from 1987 to 1993.

     Vance Huntley. Vance Huntley joined theglobe.com in 1995 as Director of Technology. Between 1991 and 1994 Mr. Huntley held software development positions with Delta-Epsilon Software and the Cornell Institute of Social Economic Research. In 1994 Mr. Huntley developed a Transmission Electron Microscopy simulation for the Cornell Materials Science Center while completing his BS in the Applied & Engineering Physics program at Cornell University. In 1990, Mr. Huntley wrote simulation software at the Lawrence Livermore National Laboratory Supercomputing Center.

     Esther Loewy. Ms. Loewy joined theglobe.com in May 1997 as Director of Communications. As such, Ms. Loewy is responsible for managing the in-house communications department for the Company as well as the direction of theglobe.com's media and public relations. Before joining theglobe.com, Ms. Loewy was a consultant for the @Cafe in New York and other media companies from 1995 to 1997. From 1992 to 1995 Ms. Loewy was a Senior Account Executive at Charles Levine Communication.

     Will Margiloff. Mr. Margiloff joined theglobe.com in March 1998 as Director of Advertising Sales. Mr. Margiloff is responsible for the management and direction of theglobe.com's sales force in New York and San Francisco, as well as the expansion of the Company's advertising efforts both domestically and internationally. Before joining theglobe.com, from 1997 to 1998 Mr. Margiloff was the Vice President of East Coast Sales for 24/7 Media. From 1995 to 1998 Mr. Margiloff held the senior sales management position at software site Jumbo!

     David Tonkin. Mr. Tonkin joined theglobe.com in May 1998 as Director of Human Resources. Mr. Tonkin is responsible for managing the recruiting, hiring and human resource administration of all employees at theglobe.com. Before joining theglobe.com, from 1995 to 1998 Mr. Tonkin worked as a Senior Resource Manager for Knowledge Transfer International, responsible for recruiting, developing and managing consulting staffing services. Prior to that time, from 1994 to 1995, Mr. Tonkin worked as Human Resource Manager for NightRider (Alco Management Service). From 1993 to 1994 Mr. Tonkin worked as Operations Manager for Premier Shoe Company.

Board Committees

     The Audit Committee of the Board of Directors reviews and monitors the corporate financial reporting and the internal and external audits of the Company, including, among other things, the Company's control functions, the results and scope of the annual audit and other services provided by the Company's independent accountants, and the Company's compliance with legal matters that have a significant impact on the Company's financial condition. The Audit Committee will consult with the Company's management and the Company's independent accountants prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of the Company's financial affairs. In addition, the Audit Committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, the Company's independent accountants. The current members of the Audit Committee are Messrs. Halperin and Horowitz and Ms. Arthur.

     The Compensation Committee of the Board of Directors reviews and makes recommendations to the Board regarding the Company's compensation policies and all forms of compensation to be provided to executive officers and directors of the Company, including, among other things, annual salaries and bonuses and stock option and other incentive compensation arrangements of the Company. In addition, the Compensation Committee reviews bonus and stock compensation arrangements for all other employees of the Company. The current members of the Compensation Committee are Messrs. Egan, Halperin and Horowitz and Ms. Arthur. Prior to July 15, 1998, the Compensation Committee consisted of Messrs. Egan, Halperin, Krizelman and Paternot. Stock option grants will be approved, at the election of the Compensation Committee, by either the entire Board or a subcommittee of the Compensation Committee consisting of Messrs. Horowitz and Halperin.

     The Nominating Committee of the Board of Directors makes recommendations to the Board of Directors regarding nominees for the Board of Directors. The current members of the Nominating Committee are Messrs. Egan, Krizelman and Paternot and Ms. Arthur.

Executive Officers

     Executive officers of the Company are appointed by the Board of Directors and serve at the discretion of the Board of Directors.

Directors' Compensation

     Directors   who  are  also   employees  of  the  Company   receive  no
compensation for serving on the Board of Directors. With respect to Directors who are not employees of the Company ("Non-Employee Directors"), the Company intends to reimburse such directors for all travel and other expenses incurred in connection with attending such Board of Directors and committee meetings. Non-Employee Directors are also eligible to receive automatic stock option grants under the 1998 Plan. The 1998 Plan provides that each eligible Non-Employee Director as of July 13, 1998 will receive an initial grant of options to acquire 50,000 shares of Common Stock, and each Director who becomes an eligible Non-Employee Director after such date will receive an initial grant of options to acquire 25,000 shares of Common Stock. In addition, each eligible Non-Employee Director will receive an annual grant of options to acquire 7,500 shares of Common Stock on the first business day following each of the Company's annual meeting of shareholders that occurs while the 1998 Plan is in effect. All such stock options will be granted with per share exercise prices equal to the fair market value of the Common Stock as of the date of grant.

Executive Compensation

     The following table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid to the Company's Co-Chief Executive Officers (collectively, the "Named Executives") during the year ended December 31, 1997:


                       SUMMARY COMPENSATION TABLE (1)


                                                  Long-Term
                                                  Compensation
                                                  ------------
                                                  Number of
                                                  Securities
                                                  Underlying
                             Annual Compensation  Securities
                             -------------------  Underlying
                                       Bonus        Options   All Other
Name and Principal Position  Salary($)  ($)           (#)     Compensation($)(2)
---------------------------  --------  ------     ----------- -----------------

Todd V. Krizelman,           $76,000   $18,750     289,951       $500,000
  Co-Chief Executive
  Officer and Co-President
Stephan J. Paternot,         $76,000   $18,750     289,951       $500,000
  Co-Chief Executive Officer,
  Co-President and Secretary


----------------------
(1) The Company did not have any other executive officers during this period.

(2) Reflects a one-time payment of $500,000 associated with the Company's sale of Preferred Stock and Warrants to Dancing Bear Investments in August 1997.



                      1997 YEAR END OPTION VALUES (1)


                                 Number of           Value of
                                Securities          Unexercised
                                Underlying         In-the-Money
                            Unexercised Options    Options at Fiscal
                            at Fiscal Year-End (#)  Year-End ($)(2)

                         ---------------------------------------------------
Name                     Exercisable Unexercisable Exercisable Unexercisable
----------------------   ----------- ------------- ----------- -------------

Todd V. Krizelman            50,000    289,951      $68,000   $295,750

Stephan J. Paternot          50,000    289,951      $68,000   $295,750


(1)  The Named Executives did not exercise any options in 1997.

(2)  Based on a per share fair market value of Common Stock equal to $   , as
     of December 31, 1998.



                       OPTIONS GRANTS IN 1997

                                                               Potential
                                                               Realizable Value
                                                               at Assumed Rates
                    Number of  Percent     Exercise            of Stock Price
                    Securities of Options  or                  Appreciation for
                    Underlying Granted to  Base                Option Term (1)
                    Options    Employees   Price   Expiration  ----------------
Name                Granted(#) in 1997     ($/sh)  Date           5%      10%
------------------ ---------   ---------   ------- ----------  ---------  -----

Todd V. Krizelman   289,951      37%       $0.35   May 2007  $172,348  $438,705
Stephan J. Paternot 289,951      37%       $0.35   May 2007  $172,348  $438,705

--------------
(1) These amounts represent certain assumed rates of appreciation only and are displayed in connection with SEC disclosure rules. Actual gains, if any, on stock option exercises are dependent on future performance of the Common Stock.


Employment Agreements

     On August 13, 1997, the Company entered into employment agreements (each a "Chief Executive Employment Agreement") with Todd V. Krizelman and Stephan J. Paternot. Pursuant to the terms of each Chief Executive Employment Agreement, each individual will be employed as an Executive (as defined therein) of the Company. Each Chief Executive Employment Agreement provides for an annual base salary of $125,000 with eligibility to receive annual increases amounting to no less than 15% of the Executive's then-base salary. Pursuant to the Chief Executive Employment Agreements, each of the Executives also received a one-time payment of $500,000 associated with the sale of Preferred Stock and Warrants to Dancing Bear Investments, and are entitled to an annual cash bonus, which will be assessed at the Board's discretion and upon the achievement of target performance objectives set forth in the Company's budget. Each Executive is also entitled to participate in the stock option plans of the Company as well as all health, welfare, and other benefit plans provided by the Company to its most senior executives.

     Each of the Chief Executive Employment Agreements is for a term expiring August 13, 2002, unless terminated for Cause (as defined in each Chief Executive Employment Agreement) or Disability (as defined in each
Chief Executive Employment Agreement). Each of the Chief Executive Employment Agreements provides that, in the event of termination by the Company without Cause, the Executive will be entitled to receive from the
Company: (i) any accrued and unpaid base salary, (ii) reimbursement for any reasonable and necessary monies advanced or expenses incurred in connection with the Executive's employment, (iii) a pro-rata portion of the annual bonus for the year of termination and (iv) for one year following such termination or the remainder of the term of the Chief Executive Employment Agreement, whichever is less, continued salary payments and employee benefits. In addition, termination without Cause automatically triggers the vesting of all stock options held by the Executive.

     In the event of a Change in Control (as defined in the Chief Executive Employment Agreement) or a dissolution of the Company, each Executive may elect to terminate his employment by delivering a notice within 60 days to the Company and receive (i) any accrued and unpaid base salary as of the termination date and (ii) an amount reimbursing the Executive for expenses incurred on behalf of the Company prior to the termination date.

     Each Chief Executive Employment Agreement contains a covenant not to compete with the Company for a period of five years from the date of each Chief Executive Employment Agreement or, in the case of termination without Cause or after a Change in Control, the earlier of a period of one year immediately following termination of employment or five years from the consummation of this Offering.

     On July 13, 1998, the Company entered into an Employment Agreement with Francis T. Joyce (the "Joyce Employment Agreement"). Pursuant to the terms of the Joyce Employment Agreement, he will be employed as Chief Financial Officer ("CFO") of the Company. The Joyce Employment Agreement provides for an annual base salary of not less than $200,000 per year with eligibility to receive annual increases in base salary as determined by the Co-Chief Executive Officers and Co-Presidents of the Company. Mr. Joyce will also receive an annual cash bonus of $50,000. Mr. Joyce shall be granted stock options (the "Options") to purchase 175,000 shares of Common Stock, with an exercise price per share equal to the fair market value per share of Common Stock as of the date of the grant (which shall be 15% below the initial public offering price.) The Joyce Employment Agreement also provides for the grant of additional options upon the Company's attainment of certain financial targets in the 1999 and 2000 fiscal years of the Company. The Options shall vest with respect to one-third of the shares subject thereto on each of the first three anniversaries of the date of grant.

     The Joyce Employment Agreement is for a term expiring on July 13, 2001, unless terminated for Cause (as defined in the Joyce Employment Agreement) or Disability (as defined in the Joyce Employment Agreement). The Joyce Employment Agreement provides that, in the event of termination by the Company without Cause, Mr. Joyce will be entitled to receive from the Company (i) any accrued and unpaid base salary (as of the termination date) and salary continuation during a non-competition period following termination which will be six months (or one year, if the Company elects to pay Mr. Joyce his salary during such period), (ii) reimbursement for any and all monies advanced or expenses incurred in connection with his employment, and (iii) a pro-rata portion of the annual bonus for the year of termination. In addition termination without Cause automatically triggers the vesting of all stock options held by Mr. Joyce that have not yet vested.

     The Joyce Employment Agreement contains a covenant not to compete with the Company for a period of from six months (or one year, if the Company elects to pay Mr. Joyce his salary during such period) from the date of the Joyce Employment Agreement's termination.

1998 Stock Option Plan

     The Company's 1998 Stock Option Plan (the "1998 Plan") was adopted by the Board of Directors on July 15, 1998, and approved by the stockholders of the Company as of July 15, 1998. The 1998 Plan provides for the grant of "incentive stock options" intended to qualify under Section 422 of the Code and stock options which do not so qualify. The granting of incentive stock options is subject to limitation as set forth in the 1998 Plan. Directors, officers, employees and consultants of the Company and its subsidiaries are eligible to receive grants under the 1998 Plan. The 1998 Plan is designed to comply with the requirements for "performance-based compensation" under
Section 162(m) of the Code, and the conditions for exemption from the short-swing profit recovery rules under Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The purpose of the 1998 Plan is to strengthen the Company by providing an incentive to its directors, officers, employees and consultants and thereby encouraging them to devote their abilities and industry to the success of the Company's business enterprise. Options may be granted by the Board or Committee (as defined below) in its discretion to directors, officers, employees and consultants of the Company and its subsidiaries. In addition, directors of the Company who are not also employees of the Company or any of its subsidiaries are eligible to receive automatic formula option grants as provided in the 1998 Plan. Such formula option grants include an initial grant of options to acquire 50,000 shares to the eligible non-employee directors who served on the Board as of July 15, 1998 (25,000 shares to eligible non-employee directors who become directors for the first time after July 15, 1998) as well as annual grants of options to acquire 7,500 shares to eligible non-employee directors on the day following each annual shareholders meeting while the 1998 Plan is in effect. The terms and conditions of such options are set forth in the 1998 Plan.

     The 1998 Plan authorizes for issuance 1,800,000 shares of Common Stock, subject to adjustment as provided in the 1998 Plan. As of July 15, 1998, the Board of Directors approved for grant 200,000 options to each of Messrs. Krizelman and Paternot and 50,000 options to Mr. Cespedes. One-quarter of Mr. Cespedes' options are immediately vested. Additionally, the Company intends to grant, subject to Board of Directors or Committee approval, 200,000 options to Mr. Egan in connection with his appointment as an officer in the Company. Options will be granted by the Board of Directors or a committee (the "Committee") of the Board of Directors comprised of two or more "non-employee directors" within the meaning of Rule 16b-3, and unless otherwise determined by the Board of the Directors, "outside directors" within the meaning of Section 162(m), which will administer the 1998 Plan. See "-- Board Committees." No individual may be granted options with respect to more than a total of 500,000 shares during any three consecutive calendar year period under the 1998 Plan. Shares of Common Stock subject to the 1998 Plan may either be authorized and unissued shares or previously issued shares acquired or to be acquired by the Company and held in its treasury. Subject to the terms of the 1998 Plan, the Committee has the right to grant options to eligible participants and to determine the terms and conditions of option agreements, including the vesting schedule and exercise price of such options. The 1998 Plan provides that the term of any option may not exceed ten years. In the event of a Change in Control (as defined in the 1998 Plan) all outstanding options will become immediately and fully vested. If a participant's employment (or service as a director) is terminated following a Change in Control, any options vested at such time will remain outstanding until the earlier of the first anniversary of such termination and the expiration of the option term.

     In order to prevent dilution or enlargement of the rights of participants, the 1998 Plan permits the Committee to make adjustments to the aggregate number of shares subject to the 1998 Plan or any option, and to the purchase price to be paid or the amount to be received in connection with the realization of any option, upon the occurrence of certain events as described in the 1998 Plan.

1995 Stock Option Plan

     The Company's 1995 Stock Option Plan, as amended (the "1995 Plan"), was adopted by the Board of Directors on May 26, 1995. The 1995 Plan provides for the grant of incentive stock options and non-qualified stock options. Directors, employees and consultants of the Company and its affiliates are eligible to receive grants under the 1995 Plan. The 1995 Plan authorizes for issuance 1,582,000 shares of Common Stock, subject to adjustment as provided in the 1995 Plan. As of June 30, 1998, options relating to approximately 1,425,941 shares of Common Stock are outstanding under the 1995 Plan and approximately 12,001 shares remain subject to future option grants. The remaining options under the 1995 Plan may be granted by Messrs. Krizelman and Paternot pursuant to the terms of the 1995 Plan. The Company currently intends to grant 500 options to each of its employees currently employed by the Company and who have served prior to January 1, 1998 and 200 options to each of its employees currently employed by the Company whose employment commenced after January 1, 1998.

401(k) Savings Plan

     theglobe.com has established a savings and profit-sharing plan that qualifies as a tax-deferred saving plan under Section 401(k) of the Internal Revenue Code (the "Savings Plan") for certain eligible employees of theglobe.com. Under the Savings Plan, participants may contribute up to 15% of their eligible compensation, up to $10,000, in any year on a pre-tax basis. Such employee contributions are fully-vested at all times. In addition, theglobe.com may, in its discretion, make additional contributions on behalf of participants. All amounts contributed under the Savings Plan are invested in one or more investment accounts administered by the plan administrator.

Stock Incentive Plan

     The Company intends, subject to final approval of the Board of Directors, to issue shares of Common Stock to the Company's Community Leaders under a stock incentive plan. Immediately following the execution of the Underwriting Agreement, each of the Company's Community Leaders, as of July 23, 1998, will be issued fully vested shares of Common Stock
(approximately       in the aggregate),  contingent upon the closing of the
Offering.

Compensation Committee Interlocks and Insider Participation

     On July 15, 1998, Michael Egan, Robert M. Halperin, David Horowitz and Rosalie Arthur were appointed as members of the Compensation Committee. Prior to such date, the Compensation Committee was comprised of Messrs. Egan, Halperin, Krizelman and Paternot. Mr. Egan will, effective as of July 22, 1998, also serve as an executive officer of the Company in his role as Chairman. Mr. Egan is also the controlling investor of Dancing Bear Investments, and Ms. Arthur is a Senior Managing Director of Dancing Bear Investments. See "Certain Relationships and Related Transactions - Arrangements with Entities Controlled by Michael Egan." It is contemplated that Mr. Egan will not receive salary or bonus from the Company, however the Board of Directors approved a grant of stock options covering 200,000 shares of Common Stock under the Company's 1998 Stock Option Plan, as consideration for his performance of services in his capacity as an executive officer. In the past fiscal year, Mr. Egan has served as a director of AutobyInternet and Certified Vacations, entities with which the Company has recently begun e-commerce arrangements.

Key Man Insurance

     The Company does not have and currently does not intend to purchase key man insurance.

Indemnification Agreements

     The Company  has  entered  into  indemnification  agreements  with its directors and officers. These agreements provide, in general, that the Company shall indemnify and hold harmless such directors and officers to the fullest extent permitted by law against any judgments, fines, amounts paid in settlement, and expenses (including attorneys' fees and disbursements) incurred in connection with, or in any way arising out of, any claim, action or proceeding (whether civil or criminal) against, or affecting, such directors and officers resulting from, relating to or in any way arising out of, the service of such directors and officers as directors and officers of the Company.

               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Arrangements with Entities Controlled by Michael Egan

     The Company has recently entered into an e-commerce contract with AutobyInternet, an entity controlled by Michael S. Egan, pursuant to which the Company will pay AutobyInternet a fee for every new subscribing member of theglobe.com referred to the Company by AutobyInternet. In addition, the Company has entered into an e-commerce arrangement with Certified Vacations, another entity controlled by Michael Egan. As of June 30, 1998, the Company had not paid any fees to AutobyInternet or received any revenues from Certified Vacations.

Voting Agreement

     Messrs. Egan, Krizelman and Paternot expect to enter into a Voting Agreement pursuant to which Mr. Egan agrees to vote for certain nominees of Messrs. Krizelman and Paternot to the Board of Directors and Messrs. Krizelman and Paternot agree to vote for Mr. Egan's nominees to the Board, who will represent a majority of the Board. Additionally, pursuant to the terms of the Voting Trust Agreement, Messrs. Krizelman and Paternot have agreed to contribute any shares which may be acquired by them pursuant to exercise of outstanding Warrants transferred to each of them by Dancing Bear Investments to a voting trust controlled by Michael S. Egan. Such shares will be voted by Michael S. Egan and will be subject to restrictions on transfer for a period of years. The Voting Trust Agreement will also provide that Messrs. Egan, Krizelman and Paternot will be subject to certain "tag-along" and "drag-along" rights in connection with any private sale of securities of the Company after the Offering.

Transactions with Directors, Officers and 5% Stockholders

     Since the Company's inception, the Company has raised capital primarily through the sale of shares of its Preferred Stock. The following table summarizes the shares of Common Stock and Preferred Stock purchased for greater than $60,000 by executive officers, directors and 5% stockholders of the Company and persons associated with them since the Company's inception.


Executive                                   Preferred Stock
Officers,                   --------------------------------------------------
Directors and     Common
5% Stockholders   Stock    Series A  Series B  Series C Series D(1) SeriesE(2)
---------------   -------- --------  --------  -------- ----------- ----------

Dancing Bear(3)                                              51        10
Investments, Inc.
Michael S.Egan(4)                                            51        10
Robert M. Halperin(5)                47,620    12,500
David Horowitz(6)                   100,000    25,000

--------------------

(1)  Convertible into 8,047,529 shares of Common Stock.

(2) Represents Warrants to purchase 10 shares of Series E Preferred Stock prior to the Offering and an aggregate of 4,046,018 shares of Common Stock after the Offering.

(3) Dancing Bear Investments paid $20 million for its initial investment in the Series D Preferred Stock and the Warrants.

(4) Includes the shares that Mr. Egan is deemed to beneficially own as the controlling investor of Dancing Bear Investments.

(5)  Mr. Halperin paid $25,000.50 and $25,000 for his Series B and Series C
     Preferred Stock issued in December 1995 and           , respectively.

(6)  Mr.  Horowitz  paid  $52,000 and $50,000 for his Series B and Series C
     Preferred Stock issued in December 1995 and           , respectively.

     All of the directors and executive officers of the Company are also parties to registration rights agreements with the Company which are described under "Description of Capital Stock--Registration Rights." The Company also has entered into indemnification agreements with its directors and officers. See "Management--Indemnification Agreements."

                          PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of July 24, 1998 and as adjusted to reflect the sale of shares offered by the Company hereunder, certain information with respect to the beneficial ownership of the Common Stock of the Company by (i) each person known to the Company to own 5% or more of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Company's executive officers, and (iv) all of the directors and executive officers as a group.

     The percentages of total shares of Common Stock set forth below assume that only the indicated person or group has exercised options and warrants which are exercisable within 60 days of July 24, 1998 and do not reflect the percentage of Common Stock which would be calculated if all other holders of currently exercisable options or Warrants had exercised their securities. See footnote 1 below.



                                                  Percentage of Total Shares
                                  Shares                of Common Stock
                               Beneficially           ------------------
    Name                        Owned (1)       Before Offering  After Offering
    ----                       ------------    ----------------  --------------

Dancing Bear Investments,      12,273,547          69.9%
Inc. (2)
333 East Las Olas Blvd.
Ft. Lauderdale, FL
Michael S. Egan(3)             12,286,047          69.9
Todd V. Krizelman(4)            1,489,886          10.9
Stephan J. Paternot(5)          1,594,976          11.6
Edward A. Cespedes(6)              62,500            *               *
Francis T. Joyce(7)                     0            *
Rosalie V. Arthur(8)               62,500            *               *
Robert M. Halperin(9)             164,981           1.2
David Horowitz(10)                188,889           1.4
H. Wayne Huizenga(11)              12,500            *               *
  All directors and            15,862,279          85.5%
  executive officers as a
  group
  (9 persons) (12)
-----------------------
*Less than one percent.

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission (the "SEC"). In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock options or Warrants held by that person that are currently exercisable or exercisable within 60 days of July 24, 1998 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person.

(2) Includes: (a) 51 shares of Series D Preferred Stock, which will be converted into an aggregate of 8,047,529 shares of Common Stock upon consummation of the Offering, (b) 3,726,018 shares of Common Stock issuable following consummation of the Offering upon exercise of Warrants and (c) 500,000 shares of Common Stock issuable following consummation of the Offering, upon exercise of Warrants held by persons other than Dancing Bear Investments but as to which Dancing Bear Investments will have voting power upon exercise pursuant to a Voting Trust Agreement.

(3) Includes the following shares that Mr. Egan is deemed to beneficially own as the controlling investor of Dancing Bear Investments: (a) 51 shares of Series D Preferred Stock, which will be converted into an aggregate of 8,047,529 shares of Common Stock upon consummation of the Offering, and (b) 3,726,018 shares of Common Stock issuable, following consummation of the Offering, upon exercise of Warrants, and (c) 500,000 shares of Common Stock issuable following consummation of the Offering, upon exercise of Warrants held by persons other than Mr. Egan but as to which Mr. Egan will have voting power upon exercise pursuant to a Voting Trust Agreement. Excludes 200,000 shares subject to options that will not be exercisable within 60 days of July 24, 1998.

(4) Includes (a) 44,910 shares of Series A Preferred Stock, which will be converted into an equal number of shares of Common Stock upon consummation of the Offering, (b) 194,976 shares of Common Stock subject to options that are currently exercisable and (c) 200,000 shares of Common Stock issuable following consummation of the Offering upon exercise of Warrants. Excludes 364,975 shares subject to options that will not be exercisable within 60 days of July 24, 1998.

(5) Includes 194,976 shares of Common Stock subject to options that are currently exercisable and 200,000 shares of Common Stock issuable following consummation of the Offering upon exercise of Warrants. Excludes 364,975 shares subject to options that will not be exercisable within 60 days of July 24, 1998.

(6) Includes 12,500 shares of Common Stock subject to options that are currently exercisable, and 50,000 shares of Common Stock issuable following consummation of the Offering upon exercise of Warrants. Excludes 37,500 shares subject to options that will not be exercisable within 60 days of July 24, 1998.

(7) Excludes 225,000 share of Common Stock subject to options that will not be exercisable within 60 days of July 24, 1998.

(8) Includes 12,500 shares of Common Stock subject to options that are currently exercisable, and 50,000 shares of Common Stock issuable following consummation of the Offering upon exercise of Warrants. Excludes 37,500 shares subject to options that will not be exercisable within 60 days of July 24, 1998 and shares held by Dancing Bear Investments (see footnote 2 above) for which Ms. Arthur serves as an officer and a director, and as to which Ms. Arthur disclaims beneficial ownership.

(9) Includes 47,620 shares of Series B Preferred Stock, and 12,500 shares of Series C Preferred Stock, each convertible into an equal number of shares of Common Stock, and 19,344 shares of Common Stock subject to options that are currently exercisable. Excludes 95,139 shares of Common Stock subject to options that are not currently exercisable. Includes 180,360 shares of Common Stock owned by Mr. Halperin's children for which he has a power of attorney but as to which he disclaims beneficial ownership.

(10) Includes 100,000 shares of Series B Preferred Stock and 25,000 shares of Series C Preferred Stock, each convertible into an equal number of shares of Common Stock, and 31,945 shares of Common Stock subject to options that are currently exercisable. Excludes 86,111 shares of Common Stock subject to options that are not currently exercisable.

(11) Includes 12,500 shares subject to options that are exercisable within 60 days of July 24, 1998. Excludes 37,500 shares subject to options that are not exercisable within 60 days of July 24, 1998.

(12) See footnotes 3 through 11 above.

                        DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital consists of 100 million shares of Common Stock and three million shares of Preferred Stock, par value $.001 per share (the "Preferred Stock"). As of June 30, 1998, there were 2,308,541 shares of Common Stock outstanding and 2,899,991 shares of Preferred Stock outstanding (which may be convertible into shares of Common Stock at any time).

     The Company's Stockholders have approved the Second Amended and Restated Certificate of Incorporation (the "Certificate"). The following descriptions of the Company's capital stock do not purport to be complete and are subject to and qualified in their entirety by the provisions of the Company's Certificate and By-Laws, which are included as exhibits to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

Common Stock

     Following  this  Offering,  approximately       shares of Common Stock
will be outstanding. All of the issued and outstanding shares of Common Stock are, and upon the completion of this Offering the shares of Common Stock offered hereby will be, fully paid and non-assessable. Each holder of shares of Common Stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights. The holders of Common Stock are entitled to dividends and other distributions as may be declared from time to time by the Board of Directors out of funds legally available therefor, if any. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock would be entitled to share ratably in the distribution of all of the Company's assets
remaining   available  for  distribution  after  satisfaction  of  all  its liabilities and the payment of the liquidation preference of any outstanding Preferred Stock as described below. The holders of Common Stock have no preemptive or other subscription rights to purchase shares of stock of the Company, nor are such holders entitled to the benefits of any redemption or sinking fund provisions.

Preferred Stock

     As of June 30, 1998, the Company has 2,900,001 shares of Preferred Stock, divided into Series A, Series B, Series C, Series D and Series E. Shares of each series of Preferred Stock are convertible into Common Stock, subject to anti-dilution adjustments, and will automatically convert into Common Stock concurrent with the closing of the Offering (subject to anti-dilution adjustments). Additionally, the holders of shares of each series of Preferred Stock may currently elect to convert each series to Common Stock by a majority vote of the outstanding shares in that series. Further, currently each share of Series A Preferred Stock shall automatically convert to Common Stock upon the conversion into shares of Common Stock of all outstanding shares of Series B Preferred Stock and Series C Preferred Stock. If the Company issues additional shares of Common Stock for per share consideration of less than $0.10, $0.525 and $2.00 for the Series A, Series B and Series C Preferred Stock, respectively, anti-dilution adjustments will be made. Assuming that the conditions to the Automatic Conversion are satisfied, following the closing of this Offering, no shares of Preferred Stock will remain outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change of control of the Company or to serve as an entrenchment device for incumbent management. The issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock.

Warrants

     As of June 30, 1998, the Company has issued and outstanding Warrants to purchase 10 shares of Series E Preferred Stock, each convertible into one percent of the fully diluted Common Stock, and having an exercise price of $ per share. Upon consummation of the Offering, the Series E Preferred Stock will be converted into Common Stock, and the Warrants will be exercisable into 4,046,018 shares of Common Stock (subject to certain anti-dilution adjustments) at an exercise price of approximately $1.45 per share. Prior to the Consummation of the Offering, a portion of the Warrants held by Dancing Bear Investments will be transferred to certain employees and directors of the Company. The Warrants may be exercised at any time on or before August 13, 2004. After expiration of the exercise period, the holder of the Warrants will have no future rights to exercise such Warrants.

Rights Agreement

     The Board of Directors currently expects to adopt a Rights Agreement to be effective simultaneously with the consummation of the Offering. Pursuant to the Rights Agreement, the Board of Directors will declare a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Each Right will entitle the registered holder to purchase from the Company one one-thousandth of a share of a new series of junior preferred stock, par value $.01 per share (the "Junior Preferred Shares"), of the Company at a price of $ per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights will be set forth in a Rights Agreement between the Company and the designated Rights Agent. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the form of the Rights Agreement, which will be filed as an exhibit to the Registration Statement. See "Available Information."

     The Rights will be attached to all certificates representing outstanding shares of Common Stock, and no separate Right Certificates (as hereinafter defined) will be distributed. The Rights will separate from the shares of Common Stock on the earliest to occur of (i) the first date of public announcement that a person or "group" (other than Dancing Bear Investments, Michael S. Egan or any entity controlled by Michael S. Egan) has acquired beneficial ownership of securities having 15% or more of the voting power of all outstanding voting securities of the Company (as hereinafter defined), (ii) ten (10) business days (or such later date as the Board of Directors of the Company may determine) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person or (iii) twenty business days prior to the date on which a Transaction (as defined in the Rights Agreement) is reasonably expected to become effective or be consummated (the earliest of such dates being called the "Distribution Date"). A person or group whose acquisition of voting securities causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person." The first date of public announcement that a person or group has become an Acquiring Person is the "Stock Acquisition Date."

     The Rights Agreement will provide that until the Distribution Date the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding, even without such notation, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain shares of Common Stock issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

     The Rights will not be exercisable until the Distribution Date and will expire at 5:00 P.M., New York, New York time, on the tenth anniversary of the date of issuance, unless earlier redeemed by the Company as described below.

     In the event that any person becomes an Acquiring Person (except pursuant to a Permitted Offer as hereinafter defined), each holder of a Right will have (subject to the terms of the Rights Agreement) the right (the "Flip-In Right") to receive upon exercise the number of shares of Common Stock, or, in the discretion of the Board of Directors of the Company, the number of one one-thousandth of a share of Preferred Stock (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such triggering event) equal to two times the Purchase Price. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void. A "Permitted Offer" is a tender or exchange offer for all outstanding shares of Common Stock which is at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by a majority of Disinterested Directors (as hereinafter defined) to be adequate (taking into account all factors that such Disinterested Directors deem relevant) and otherwise in the best interests of the Company and its stockholders (other than the person or any affiliate or associate thereof on whose basis the offer is being made) taking into account all factors that such Disinterested Directors may deem relevant. "Disinterested Directors" are directors of the Company who are not officers of the Company and who are not Acquiring Persons or affiliates or associates thereof, or representatives of any of them, or any person who was directly or indirectly proposed or nominated as a director of the Company by a Transaction Person (as defined in the Rights Agreement).

     In the event that, at any time following the Stock Acquisition Date or, if a Transaction is proposed, the Distribution Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding shares of Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Interested Stockholder, or, if in such transaction all holders of shares of Common Stock are not offered the same consideration, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

     The Purchase Price payable, and the number of one-thousandths of a share of Preferred Stock or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Preferred Stock, (ii) upon the grant to holders of the shares of Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Preferred Stock at a price, or securities convertible into shares of Preferred Stock with a conversion price, less than the then current market price of the shares of Preferred Stock or (iii) upon the distribution to holders of the shares of Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     The Purchase Price payable, and the number of one-thousandths of a share of Preferred Stock or other securities issuable, upon exercise of the Rights are also subject to adjustment in the event of a stock split of the shares of Common Stock, or a stock dividend on the shares of Common Stock payable in shares of Common Stock, or subdivisions, consolidations or combinations of the shares of Common Stock occurring, in any such case, prior to the Distribution Date.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional one-thousandths of a share of Preferred Stock will be issued, and in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors of the Company. Additionally, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price after the triggering of the Flip-In Right and before the expiration of any period during which the Flip-In Right may be exercised in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of shares of Common Stock are not offered the same consideration but not involving a Transaction Person (as defined in the Rights Agreement), (ii) following an event giving rise to, and the expiration of the exercise period for, the Subscription Right if and for as long as no person beneficially owns securities representing 15% or more of the voting power of the Company's voting securities or (iii) if the Acquiring Person reduces his ownership below 5% in transactions not involving the Company. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Subscription Right is not exercisable, and in any event, only after 10 business days' prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The shares of Preferred Stock purchasable upon exercise of the Rights will be non-redeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of Common Stock, but in no event less than $10. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of $1,000 or 1,000 times the payment made per each share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one two-hundredth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     In the event that a majority of the Board of Directors of the Company is comprised of persons elected at a meeting of stockholders who were not nominated by the Board of Directors in office immediately prior to such meeting (including successors of such persons elected to the Board of Directors), then for 365 days following such meeting, the Rights Agreement may not be amended and the Rights may not be redeemed if such amendment or redemption, as the case may be, is reasonably likely to facilitate a combination or sale, mortgage or other transfer of assets or earning power (a "Transaction") with a Transaction Person (as defined below). The Rights Agreement may not be amended and the Rights may not be redeemed thereafter if during such 365 day period the Company enters into any agreement reasonably likely to facilitate a Transaction with a Transaction Person and the amendment or redemption, as the case may be, is reasonably likely to facilitate a Transaction with a Transaction Person.

     A "Transaction Person" with respect to a Transaction means (x) any Person who (i) is or will become an Acquiring Person or a Principal Party (as such term is defined in the Rights Agreement) if the Transaction were to be consummated and (ii) either (A) such Person directly or indirectly proposed or nominated a director of the Company which director is in office at the time of consideration of the Transaction, or (B) the Transaction with such Person was approved by persons elected to the Board of Directors with the objective, for the purpose or with the effect of facilitating a merger or consolidation of the Company, a sale, mortgage or transfer, in one or more transactions, of assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) or any transaction which would result in a Person becoming an Acquiring Person, or (y) an Affiliate or Associate of such a Person.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Company, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group of persons that attempts to acquire the Company on terms not approved by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Stock since the Rights may be redeemed by the Company at the Redemption Price until such time.

Registration Rights

     Pursuant to the terms of the Investor Rights Agreement, dated as of August 13, 1997 (the "Investor Rights Agreement"), at any time following the Offering, holders of 25% of all of the Common Stock converted from Series B, Series C, Series D or Series E Preferred Stock, or issued as a dividend or distribution for the above-mentioned Preferred Stock (the "Registrable Securities"), or 50% of the Registrable Securities issued or issuable in respect of the Series B and Series C Preferred Stock have the right to require the Company to file a registration statement covering all or part of their shares up to four times at the Company's expense. Holders of shares of Common Stock (after giving effect to the conversion which will occur upon consummation of the Offering) have registration rights under the Investor Rights Agreement. The Company will not be obligated to register such shares if such holders propose to sell such securities at an aggregate price to the public of less than $5,000,000. The Company may defer registration for not more than 120 days if the Board of Directors determines that it would be seriously detrimental to the Company and its stockholders to register the shares at such time. An underwriter participating in the sale of the Registrable Securities may limit the number of shares offered, and such number shall be allocated to the holders of such securities on a pro rata basis. The Company is not required to effect more than one demand registration on behalf of such holders in any twelve calendar month period. The Company is not required in most cases to pay the registration expenses for any such demand registration that is subsequently withdrawn by the requesting Holders.

     Holders of Registrable Securities have the right to include all or part of their Registrable Securities in a registration statement filed by the Company for purposes of a public offering (Piggyback Registration). The holders of a majority of Registrable Securities have amended the Investor Rights Agreement to waive any registration rights in connection with this Offering. An underwriter participating in such offering may limit the number of shares offered, and such number shall be allocated first to the Company, then to such holders on a pro rata basis, then to any stockholder on a pro rata basis. The Company has the right to terminate or withdraw any such registration and shall bear the expenses of any such withdrawn registration. The Company is not obligated further after it has effected five such registrations for any such holders.

     Pursuant to the Investor Rights Agreement, holders of Registrable Securities have agreed with the Company to be subject to lock-up periods of not more than seven days prior to and 180 days following the date of this Prospectus and of not more than seven days prior to and 90 days following the effective date of any subsequent Prospectus. All registration rights terminate three years after the date of this Prospectus. Any right described in this section may be amended and waived by written consent of the Company and the holders of a majority of the Registerable Securities.

     Pursuant to the terms of the Registration Rights Agreement by and among Dancing Bear Investments, the holders of Series A Preferred Stock,
Messrs. Krizelman and Paternot and the Company, the Company has granted registration rights to such persons similar to the rights granted pursuant to the Investor Rights Agreement.

Limitation of Director Liability

     The Certificate limits the liability of directors of the Company to the Company and its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the Delaware General Corporation Law ("DGCL"), which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Delaware Law and Certain Charter and By-Laws Provisions

     Delaware Law

     The Company is subject to the provisions of Section 203 ("Section 203") of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation's voting stock. Under Section 203, a business combination between the Company and an interested stockholder is prohibited unless it satisfies one of the following conditions: (i) the Company's Board of Directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by (a) persons who are directors and also officers and (b) employee stock plans, in certain instances) or (iii) the business combination is approved by the Board of Directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Special Meetings

     The By-Laws provide that special meetings of stockholders for any purpose or purposes can be called only upon the request of the Chairman of the Board, the President, the Board of Directors, or the holders of shares entitled to at least a majority of the votes at the meeting.

     Amendment of Company By-Laws

     In order to adopt, repeal, alter or amend the provisions set forth therein, the By-Laws require either the affirmative vote of the holders of at least a majority of the voting power of all of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereon or by the Board of Directors.

     Advance Notice Provisions for Stockholder Nominations and Proposals

     The By-Laws establish advance notice procedures for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of stockholders of the Company.

     These procedures provide that only persons who are nominated by or at the direction of the Board of Directors, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. Further, these procedures provide that at an annual meeting, only such business may be conducted as has been specified in the notice of the meeting given by, or at the direction of, the Board or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting.

     Under these procedures, notice of stockholder nominations to be made or business to be conducted at an annual meeting must be received by the Company not less than 60 days nor more than 90 days prior to the date of the meeting (or, if less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to the stockholders, the 10th day following the earlier of (i) the day such notice was mailed or (ii) the day such public disclosure was made). Under these procedures, notice of a stockholder nomination to be made at a special meeting at which directors are to be elected must be received by the Company not later than the close of business on the tenth day following the day on which such notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first.

     Under the By-Laws, a stockholder's notice nominating a person for election as a director must contain certain information about the proposed nominee and the nominating stockholder. If the Chairman determines that a nomination was not made in accordance with the By-Laws, such nomination will be disregarded. Similarly, a stockholder's notice proposing the conduct of business must contain certain information about such business and about the proposing stockholder. If the Chairman determines that business was not properly brought before the meeting in accordance with the By-Laws, such business will not be conducted.

     By requiring advance notice of nominations by stockholders, the By-Laws afford the Board an opportunity to consider the qualifications of the proposed nominee and, to the extent deemed necessary or desirable by the Board, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the By-Laws also provide an orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Board, provides the Board with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the Board's position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although the Certificate does not give the Board any power to approve or disapprove stockholder nominations of the election of directors or proposals for action, the foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

Written Consent Provisions

     The By-Laws provide that any action required or permitted to be taken by the holders of capital stock at any meeting of stockholders of the Company may be taken without a meeting only by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is      .

                      SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the Common Stock. No information is currently available and no prediction can be made as to the timing or amount of future sales of shares, or the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of the Common Stock (including shares issuable upon the exercise of stock options) in the public market after the lapse of the restrictions described below, or the perception that such sales may occur, could materially adversely affect the prevailing market prices for the Common Stock and the ability of the Company to raise equity capital in the future. See "Risk Factors--Shares Eligible for Future Sale; No Prior Trading Market; Registration Rights."

     Upon   consummation  of  the  Offering,   the  Company  will  have
outstanding shares of Common Stock ( if the Underwriters' over-allotment option is exercised in full). All of the shares of Common Stock offered hereby ( if the Underwriters' over-allotment option is exercised in full), will be immediately eligible for sale without restriction or further registration under the Securities Act, unless purchased by or issued to any "affiliate" of the Company, as that term is defined in Rule 144, described below. All of the shares of Common Stock outstanding prior to the Offering (or shares issued upon conversion of Preferred Stock upon consummation of the Offering), are "Restricted Securities," as that term is defined in Rule 144, and may not be sold in the absence of registration other than in accordance with Rule 144, 144(k) or 701 promulgated under the Securities Act or another exemption from registration. In addition, upon consummation of the Offering, 4,046,018 shares of Common Stock will be issuable upon exercise of outstanding Warrants.

     In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with Rule 144) who has beneficially owned shares of Common Stock which are treated as Restricted Securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of Common Stock (approximately shares based upon the number of shares outstanding after the Offering) or the reported average weekly trading volume in the Common Stock during the four weeks preceding the date on which notice of such sale was filed under Rule 144. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144 (other than the one-year holding period requirements) in order to sell shares of Common Stock that are not Restricted Securities (such as Common Stock acquired by affiliates in market transactions). Further, if a period of at least two years has elapsed from the date Restricted Securities were acquired from the Company or an affiliate of the Company, a holder of such Restricted Securities who is not an affiliate at the time of the sale and who has not been an affiliate for at least three months prior to such sale would be entitled to sell the shares immediately without regard to the volume, manner of sale, notice and public information requirements of Rule 144.

     Holders of all of the Company's outstanding equity will have certain demand registration rights (subject to the 180-day lock-up arrangement described below), under certain circumstances and subject to certain conditions, to require the Company to register their shares of Common Stock under the Securities Act, and certain rights to participate in any future registration of securities by the Company. The Company is not required to effect more than one demand registration on behalf of such holders in any twelve calendar month period. Pursuant to the agreements pursuant to which the registration rights were granted, holders of Registrable Securities have agreed to be subject to lock-up periods of not more than seven days prior to and 180 days following the date of this Prospectus and of not more than seven days prior to and 90 days following the effective date of any subsequent Prospectus. The Company intends to file a registration statement on Form S-8 for the shares held pursuant to the option plans which may make those shares freely tradeable. Such registration statement will become effective immediately upon filing and, shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to the applicable lock-up agreements and Rule 144 limitations applicable to affiliates. See "Description of Capital Stock--Registration Rights."

     The Company and its executive officers, directors and certain of its current stockholders have agreed that, subject to certain exceptions, for a period of 180 days after the date of this Prospectus, without the prior written consent of Bear, Stearns & Co. Inc., they will not, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, pledge, make any short sale, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of any shares of Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) of the Company or of any of its subsidiaries. The foregoing sentence shall not apply to (A) in the case of the Company , the shares of Common Stock to be sold hereunder, (B) the issuance of any shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in this Prospectus, (C) in the case of the Company, any shares of Common Stock issued or options to purchase Common Stock granted pursuant to existing employee benefit plans of the Company referred to in this Prospectus, (D) the pledge by Dancing Bear Investments or its affiliates of shares of Common Stock to a financial institution in connection with a bona fide financing transaction, (E) transfers of shares of Common Stock to immediate family members or trusts for the benefit of such family members (a "Family Transferee"); provided such transferee enters into a similar lock-up agreement, (F) transfer of all or part of any Warrants held by Dancing Bear Investments on the date hereof to any employee of Dancing Bear Investments, any employee of the Company, Michael
S. Egan or a Family Transferee of Michael S. Egan, provided that each transferee shall have executed a similar lock-up agreement, or (G) shares of Common Stock issued in connection with a merger, recapitalization or consolidation of the Company.

                                UNDERWRITING

     The underwriters of the Offering named below (the "Underwriters"), for whom Bear, Stearns & Co. Inc. and Volpe Brown Whelan & Company, LLC are acting as representatives, have severally agreed with the Company, subject to the terms and conditions of the Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement on Form S-1 of which this Prospectus is a part), to purchase from the Company the aggregate number of shares set forth opposite their respective names below at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.


    Underwriter                                               Number of
    ------------                                                Shares
    Bear, Stearns & Co. Inc.........................          --------
    Volpe Brown Whelan & Company, LLC..............
        Total......................................


     The nature of the respective obligations of the Underwriters is such that all of the shares of Common Stock must be purchased if any are purchased. Those obligations are subject, however, to various conditions, including the approval of certain matters by counsel. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of such liabilities.

     The Company has been advised that the Underwriters propose to offer the shares of Common Stock, initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price less a concession not to exceed $ per share; that the Underwriters may allow, and such selected dealers may reallow, a concession to certain other dealers not to exceed $ per share; and that after the commencement of the Offerings, the public offering price and the concessions may be changed.

     The Company has granted the Underwriters an option to purchase in the aggregate up to additional shares of Common Stock solely to cover over-allotments, if any. The options may be exercised in whole or in part at any time within 30 days after the date of this Prospectus. To the extent the options are exercised, the Underwriters will be severally committed, subject to certain conditions, including the approval of certain matters by counsel, to purchase the additional shares of Common Stock in proportion to their respective purchase commitments as indicated in the preceding tables.

     The Underwriters have reserved for sale at the initial public offering price up to 5% of the shares of Common Stock to be sold in the Offering for sale to employees of the Company and its affiliates, and to their associates and related persons. The number of shares available for sale to the general public will be reduced to the extent any reserved shares are purchased. Any reserved shares not so purchased will be offered by the Underwriters on the same basis as the other shares offered hereby.

     The Underwriters do not expect sales of Common Stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered hereby.

     The Company and its executive officers, directors and certain of its current stockholders have agreed that, subject to certain exceptions, for a period of 180 days after the date of this Prospectus, without the prior written consent of Bear, Stearns & Co. Inc., they will not, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, pledge, make any short sale, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of any shares of Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) of the Company or of any of its subsidiaries.

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined through negotiations among the Company and representatives of the Underwriters. Among the factors to be considered in making such determination will be the Company's financial and operating history and condition, its prospects and prospects for the industry in which it does business in general, the management of the Company, prevailing equity market conditions and the demand for securities considered comparable to those of the Company.

     In order to facilitate the Offering, certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing shares in the open market or by exercising the over-allotment options granted to the Underwriters. In addition, such persons may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the Offering are reclaimed if shares previously distributed in the Offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


                               LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Morrison & Foerster LLP, New York, New York.

                                  EXPERTS

     The financial statements for theglobe.com, inc. as of December 31, 1996 and 1997 and for the period from May 1, 1995 (inception) to December 31, 1995 and the years ended December 31, 1996 and 1997 included in this Prospectus and elsewhere in the Registration Statement have been so included in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, upon the authority of said firm as experts in auditing and accounting.

                           ADDITIONAL INFORMATION

     The Company has filed with the SEC a Registration Statement (which term shall encompass any and all amendments thereto) on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the SEC. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is hereby made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof, which may be inspected, without charge, at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC maintains a Web site that contains reports, proxy and information statements regarding registrants that file electronically with the SEC. The address of this Web site is (http://www.sec.gov). Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the SEC, upon payment of the prescribed fees.

                             theglobe.com, inc.

                       INDEX TO FINANCIAL STATEMENTS

                                                                      Page

Independent Auditors' Report                                           F-2

Balance Sheets as of December 31, 1996 and 1997
   and June 30, 1998 (unaudited)                                       F-3

Statements of  Operations  for the period from May 1, 1995
  (inception)  to    December 31, 1995 and for the years
   ended December 31, 1996 and 1997 and for the six months
   ended June 30, 1997  (unaudited) and 1998 (unaudited)               F-4

Statements  of  Stockholders'  Equity  for  the  period  from
  May 1,  1995 (inception)  to December  31, 1995 and for the
  years ended  December 31,    1996 and 1997 and for the six months
  ended June 30, 1997 (unaudited) and 1998 (unaudited)                 F-5

Statements  of Cash Flows for the period  from May 1, 1995
  (inception) to December 31, 1995 and for the years ended
  December 31, 1996 and 1997 and for the six months ended
  June 30, 1997  (unaudited) and 1998 (unaudited)                      F-6

Notes to Financial Statements                                          F-7

                        Independent Auditors' Report


The Board of Directors and Stockholders
theglobe.com, inc.:


We have audited the accompanying balance sheets of theglobe.com, inc. as of December 31, 1996 and 1997, and the related statements of operations, stockholders' equity and cash flows for the period from May 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of theglobe.com, inc. as of December 31, 1996 and 1997, and the results of its operations and its cash flows for the period from May 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997 in conformity with generally accepted accounting principles.



                                             /s/ KPMG Peat Marwick LLP



New York, New York
April 16, 1998, except for note 8,
which is as of July 22, 1998
                                             theglobe.com, inc.

                                               Balance Sheets


                                         December 31,        June 30,
                                   -----------------------
               Assets                   1996      1997        1998
                                   ------------------------ ---------
                                                            (unaudited)
Current assets:
  Cash and cash equivalents.........  $757,118   $5,871,291  $2,997,391
  Short-term investments............       ---   13,003,173  10,157,830
  Accounts receivable, less
    allowance for doubtful
    accounts of $12,000 and $27,868
    in 1997 and 1998,
    respectively...................     66,128      254,209     624,191

  Prepaids and other current assets.     2,377         --        75,847
                                      --------      -------- ----------
      Total current assets..........   825,623   19,128,673  13,855,259

Property and equipment, net.........   136,780      325,842   1,173,582
Other assets........................    10,945        7,657     574,239
                                      --------   ---------- -----------
      Total assets..................  $973,348   $19,462,17 $15,603,080
                                      ========   ========== ===========

     Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable                    $130,478     $396,380  $2,029,901
  Accrued expense                       15,234      325,454     834,959
  Accrued bonuses                           --    1,148,999     150,000
  Deferred revenue                      32,144      113,290     132,353
  Current installments of
    obligations under
    capital leases..................        --       27,174     255,962
                                      --------     --------  ----------
  Total current liabilities.........   177,856    2,011,297   3,403,175


Obligations under capital leases,
  excluding
  current installments..............        --       98,826     629,281

Stockholders' equity:
  Preferred Stock, 3,000,000 shares authorized:
     Convertible  preferred  stock,  Series A
     through E, $0.001  par value; 2,900,001
      shares authorized; 2,759,940, 2,899,991
      and 2,899,991, shares issued outstanding at
      December 31, 1996 and 1997, and as
     of June 30, 1998, respectively; aggregate
      liquidation preference of
      $21,837,110;..................     2,760        2,900       2,900

  Common stock, $0.001 par value;
    100,000,000 shares authorized;
    2,250,000, 2,308,541 and
    2,394,058 shares issued and
    outstanding, respectively.......     2,250       2,309       2,395

  Additional paid-in capital........ 1,627,421  21,864,360  21,872,446

  Net unrealized loss on securities.        --     (41,201)    (29,647)

  Deferred compensation.............   (21,053)    (76,033)    (52,914)

  Accumulated deficit...............  (815,886) (4,400,286)(10,224,556)
                                      --------  ----------  -----------
      Total stockholders' equity....   795,492   17,352,049  11,570,624

Commitments ........................   -------  ----------  -----------

      Total liabilities and
       stockholders' equity........   $973,348  $19,462,172 $15,603,080
                                      ========  ===========  ==========
See accompanying notes to financial statements.


                                           theglobe.com, inc.

                                          Statements of Operations

                      Period from
                        May 1,
                         1995
                      (inception)       Year Ended           Six Months Ended
                          to           December 31,              June 30,
                       December 31, -------------------    -----------------------
                         1995        1996        1997        1997           1998
                     -------------- -------  ----------    -----------  ----------
                                                                (unaudited)

Revenues:
   Advertising ......   $    26,815    $   216,814    $   592,409    $   144,166    $ 1,043,606
   Subscriptions ....          --           12,549        177,884         64,075        129,792
                        -----------    -----------    -----------    -----------    -----------
      Total revenues         26,815        229,363        770,293        208,241      1,173,398

Cost of revenues ....        12,779        116,780        423,706        106,032        503,181
                        -----------    -----------    -----------    -----------    -----------
      Gross profit ..        14,036        112,583        346,587        102,209        670,217

Operating expenses:
   Sales and
   marketing ........         1,248        275,947      1,248,349        224,170      4,493,039
   Product
   development ......        60,000        120,000        153,667         62,500        250,869
   General and
   administrative ...        18,380        489,073      2,827,591        594,358      2,396,716
                        -----------    -----------    -----------    -----------    -----------
      Loss from
      operations ....       (65,592)      (772,437)    (3,883,020)      (778,819)    (6,470,407)
                        -----------    -----------    -----------    -----------    -----------
Other income
(expense):
   Interest and
    dividend income .           980         25,966        334,720         11,384        703,097
   Interest expense .        (1,094)        (3,709)          --             --          (30,460)
                        -----------    -----------    -----------    -----------    -----------

      Total interest
         income
         (expense) ..          (114)        22,257        334,720         11,384        672,637
                        -----------    -----------    -----------    -----------    -----------

      Loss before
         provision
         for income
         taxes ......       (65,706)      (750,180)    (3,548,300)      (767,435)    (5,797,770)
                        -----------    -----------    -----------    -----------    -----------

Provision for income
taxes ...............          --             --           36,100           --           26,500
                        -----------    -----------    -----------    -----------    -----------

      Net loss ......   $   (65,706)   $  (750,180)   $(3,584,400)   $  (767,435)   $(5,824,270)
                        ===========    ===========    ===========    ===========    ===========

Basic and
   diluted net loss
   per share ........   $     (0.03)   $     (0.33)   $     (1.56)   $     (0.34)   $     (2.51)
                        ===========    ===========    ===========    ===========    ===========
Weighted average
   basic and diluted
   shares
   outstanding ......     2,250,000      2,250,000      2,293,545      2,281,920      2,322,794
                        ===========    ===========    ===========    ===========    ===========


See accompanying notes to financial statements.

                                    theglobe.com, inc.

                                    Statements of Stockholders' Equity



                                                                                     Net
                                                                                   unrealized
                                                                                    gain
                                  Convertible                                      (loss)                                 Total
                                preferred stock      Common Stock      Additional   on sale                               stock-
                               -----------------  -----------------      paid-in      of         Deferred   Accumulated   holders
                               Shares    Amount    Shares     Amount     Capital   securities  compensation   deficit     equity
                               ------    ------   -------    -------   ----------  ----------  ------------ -----------   -------

Issuance of common shares
   to founders...........  $       --    $       $2,250,000   $2,250  $     2,430     $    --     $    --   $       --  $    4,680

Issuance of Series A
   convertible preferred
   stock.................     712,980       713          --       --       66,287          --          --           --      67,000

Promissory notes
   converted to Series A
   convertible preferred
   stock.................     453,010       453          --       --       45,785          --          --          --       46,238

Issuance of Series B
   convertible preferred
   stock.................   1,103,830     1,104          --       --      578,401          --          --          --      579,505

Net loss for the period
   from May 1, 1995
   (inception) to
   December 31, 1995.....          --        --          --       --           --         --           --      (65,706)    (65,706)
                            ---------    ------   ---------   ------   ----------     ------      -------      -------   ----------
Balance as of December
   31, 1995..............   2,269,820     2,270   2,250,000    2,250      692,903         --           --      (65,706)    631,717

Issuance of Series B
   convertible preferred
   stock.................      47,620        48          --       --       24,937         --           --           --      24,985

Issuance of Series C
   convertible preferred
   stock.................     442,500       442          --       --      884,528         --           --           --     884,970

Deferred compensation....          --        --          --       --       25,053         --      (25,053)          --          --

Amortization of deferred
   compensation..........          --        --          --       --           --         --        4,000           --       4,000

Net loss.................          --        --          --       --           --         --           --     (750,180)   (750,180)
                            ---------    ------      ------   ------  -----------    -------      -------     --------  ----------

Balance at December 31,
   1996..................   2,759,940     2,760   2,250,000    2,250    1,627,421         --      (21,053)    (815,886)    795,492

Issuance of Series C
   convertible preferred
   stock.................     140,000       140          --       --      279,860         --           --           --     280,000

Exercise of stock options          --        --      58,541       59        4,448         --           --           --       4,507

Issuance of Series D
   convertible preferred
   stock, net of expense
   of $130,464...........          51        --          --       --   19,869,536         --           --           --  19,869,536

Net unrealized loss on
   securities............          --        --          --       --           --    (41,201)          --           --     (41,201)

Deferred compensation....          --        --          --       --       83,095         --      (83,095)          --          --

Amortization of deferred
   compensation..........          --        --          --       --           --         --       28,115           --      28,115

Net loss.................          --        --          --       --           --         --           --   (3,584,400) (3,584,400)
                            ---------    ------   ---------   ------  -----------   --------     --------  -----------  ----------
Balance at December 31,
   1997..................   2,899,991     2,900   2,308,541    2,309   21,864,360    (41,201)     (76,033)  (4,400,286) 17,352,049

Amortization of deferred
   compensation..........          --       --           --       --           --         --       23,119           --      23,119

Exercise of stock options
   (unaudited)                     --       --       85,517       86       8 ,086         --           --           --       8,172

Net loss for  the period
   (unaudited)...........          --       --           --       --           --         --           --   (5,824,270) (5,824,270)

Change in net unrealized
   gain (loss) on

   securities (unaudited)          --       --           --       --           --     11,554           --           --      11,554
                            ---------   ------   ----------   ------  -----------  ---------       ------   ----------   ---------
Balance at June 30, 1998
   (unaudited)...........   2,899,991    2,900    2,394,058    2,395   21,872,446    (29,647)     (52,914) (10,224,556) 11,570,624
                            =========  =======   ==========   ======  ===========  =========      =======   ==========  ==========

See accompanying notes to financial statements.



                                                                      theglobe.com, inc.

                                                                   Statements of Cash Flows

                                                Period from
                                                May 1, 1995           Year ended                 Six months ended
                                               (inception) to        December 31,                    June 30,
                                                December 31,    ----------------------     ----------------------------
                                                   1995           1996          1997           1997           1998
                                                -----------     ---------     --------     -----------    -------------
                                                                                                     (unaudited)

Cash flows from operating activities:
   Net loss...............................       $ (65,706)  $ (750,180)    $(3,584,400)    $(767,435)   $(5,824,270)
     Adjustments to reconcile net loss to net
       cash used in operating activities:.
         Depreciation and amortization....          10,530       47,595          60,210        37,499        238,411
         Non-cash related interest........             738           --             --             --             --
         Deferred compensation earned.....              --        4,000          28,115        14,057         23,119
       Changes in operating assets and
        liabilities:
         Accounts receivable, net.........          (3,025)     (63,103)       (188,081)       23,212       (369,982)
         Prepaids and other current assets         (16,440)      (2,377)          2,377         2,377        (75,847)
         Other assets.....................              --           --              --            --       (568,226)
         Accounts payable.................           9,794      120,684         265,902        57,706      1,633,521
         Accrued expenses.................           5,599        9,635         310,220       192,532        509,505
         Accrued bonuses..................              --           --       1,148,999        37,250       (998,999)
         Deferred revenue.................              --       32,144          81,146        72,579         19,063
                                                 ---------   ----------    ------------     ---------    -----------
       Net cash used in operating
          activities.......................        (58,510)    (601,602)     (1,875,512)     (330,223)    (5,413,705)
                                                 ---------   ----------    ------------     ---------    -----------
Cash flows from investing activities:
   Purchase of securities.................              --           --     (13,044,374)           --       (230,484)
   Proceeds from sale of securities.......              --           --              --            --      3,087,381
   Purchases of property and equipment....         (51,101)    (138,309)       (119,984)     (229,696)      (247,859)
                                                 ---------- ------------   -------------    ----------   -----------
       Net cash (used in) provided by
         investing activities.............         (51,101)    (138,309)    (13,164,358)     (229,696)     2,609,038
                                                 ---------- ------------   -------------    ----------   -----------

Cash flows from financing activities:
   Payments under capital lease obligations             --           --              --            --        (77,405)
    Proceeds from convertible promissory
     notes................................          45,500           --              --            --             --
   Proceeds from exercise of common stock
     options..............................              --           --           4,507         4,507          8,172
   Proceeds from issuance of common stock.           4,680           --              --            --             --
   Proceeds from issuance of convertible
     preferred Series A, B and C stock....         646,505      909,955         280,000       280,000             --
   Proceeds from issuance of convertible
     preferred Series D stock.............              --           --      20,000,000            --             --
   Payment of financing costs.............              --           --        (130,464)      (26,302)            --
                                                 ---------   ----------    ------------     ---------    -----------
       Net cash provided by (used in)
         financing activities.............         696,685      909,955      20,154,043       258,205        (69,233)
                                                 ---------   ----------    ------------     ---------    -----------

       Net change in cash and cash
         equivalents......................         587,074      170,044       5,114,173      (301,714)    (2,873,900)

Cash and cash equivalents at beginning of
  period..................................              --      587,074         757,118       757,118      5,871,291
                                                 ---------   ----------   -------------     ---------    -----------

Cash and cash equivalents at end of period       $ 587,074   $  757,118    $  5,871,291     $ 455,404    $2,997,391
                                                 =========   ==========   =============     =========    ==========

Supplemental disclosure of cash flow
  information:
   Cash paid during the period for:
     Interest.............................       $   1,094   $    3,709    $         --     $      --   $     30,460
                                                 =========  ===========   =============     =========  =============
     Income taxes.........................              --           --              --            --         45,125
                                                 =========  ===========   =============     =========  =============
Supplemental disclosure of noncash
  transactions:
   Series A convertible preferred stock
     issued upon conversion of promissory
     notes, including accrued interest of
     $738.................................       $  46,238   $       --    $         --     $      --   $         --
                                                 =========  ===========   =============     =========   ============

   Equipment acquired under capital leases       $      --   $       --    $    126,000     $      --   $    836,648
                                                 =========  ===========   =============     =========  =============

See accompanying notes to financial statements.


                             theglobe.com, inc.

                       Notes to Financial Statements

                         December 31, 1996 and 1997
       (All information subsequent to December 31, 1997 is Unaudited)


(1)  Organization and Summary of Significant Accounting Policies

     (a)  Description of Business

          theglobe.com, inc. (the "Company") was incorporated on May 1, 1995 (inception) and commenced operations on that date. theglobe.com is an online community with members and users in the United States and abroad. theglobe.com's users are able to personalize their online experience by publishing their own content and interacting with others having similar interests. The Company's primary revenue source is the sale of advertising, with additional revenues generated through e-commerce arrangements and the sale of membership subscriptions for enhanced services.

          The Company's business is characterized by rapid technological change, new product development and evolving industry standards. Inherent in the Company's business are various risks and uncertainties, including its limited operating history, unproven business model and the limited history of commerce on the Internet. The Company's success may depend in part upon the emergence of the Internet as a communications medium, prospective product development efforts and the acceptance of the Company's solutions by the marketplace.

          During  August 1997,  Dancing  Bear  Investments,  Inc.  invested
          $20,000,000 in the Company in exchange for a 51% ownership interest in the Company on a fully diluted basis, plus warrants (the "Dancing Bear Investment"). (See Note 6)

     (b) Initial Public Offering

          In June 1998,  the Board of Directors  authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering ("IPO"). If the IPO is consummated under the terms presently anticipated, upon the closing of the proposed IPO all of the then outstanding shares of the Company's Convertible Preferred Stock will automatically convert into shares of common stock.

     (c) Unaudited Interim Financial Information

         The interim financial statements of the Company for the six months ended June 30, 1997 and 1998, included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the SEC. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at June 30, 1997 and 1998, and the results of its operations and its cash flows for the six months ended June 30, 1997 and 1998.

                             theglobe.com, inc.

       (All information subsequent to December 31, 1997 is Unaudited)


(1), Continued

     (d)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     (e)  Cash and Cash Equivalents

          The Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents. Cash equivalents at December 31, 1996 and 1997 were approximately $752,000 and $3,997,000, respectively, and $2,994,000 as of June
          30, 1998, which consisted of certificates of deposit.

     (f)  Short-term Investments

          Short-term investments are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. The majority of these investments are corporate bonds, which are stated at their estimated fair value based upon publicly available market quotes. Unrealized gains and losses are computed on the basis of specific identification and are included in stockholders equity. Realized gains, realized losses and declines in value, judged to be other-than-temporary, are included in income. The costs of securities sold are based on the specific-identification method and interest earned is included in interest income.

     (g)  Property and Equipment

          Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to five years. Equipment under capital leases is stated at the present value of minimum lease payments and is amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets

     (h)  Other Assets

          At June 30, 1998, other assets included $568,226 of security deposits held in an escrow account as collateral for certain capital lease equipment.

     (i)  Impairment of Long-Lived Assets

          The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. To date, no such impairment has been recorded.

                             theglobe.com, inc.

       (All information subsequent to December 31, 1997 is Unaudited)


(1), Continued

     (j)  Income Taxes

          The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable  to  differences  between  the  financial  statement carrying  amounts of existing  assets and  liabilities  and their respective tax bases for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that the tax change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

     (k)  Revenue Recognition

          The Company's revenues are derived principally from the sale of banner advertisements under short-term contracts. To date, the duration of the Company's advertising commitments has generally averaged from one to two months. Advertising revenues are recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include the guarantee of a minimum number of "impressions" or times that an advertisement appears in pages viewed by the users of the Company's online properties.

          The Company also derived revenues from its membership subscriptions which are deferred and recognized ratably over the term of the subscription period, which is generally up to one year.

          The Company trades advertisements on its Web properties in exchange for advertisements on the Internet sites of other companies. Barter revenues and expenses are recorded at the fair market value of services provided or received, whichever is more determinable in the circumstances. Revenue from barter transactions is recognized as income when advertisements are delivered on the Company's Web properties. Barter expense is recognized when the Company's advertisements are run on other companies' Web sites, which is typically in the same period when the barter revenue is recognized. Barter revenues and expenses were approximately $-0-, $-0-, and $166,500 for the period from May 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997, respectively, and $37,500 and $39,906 for the six months ended June 30, 1997 and 1998, respectively.

     (l)  Product Development

          Product development expenses include personnel costs associated with the development, testing and upgrades to the Company's Web site and systems as well as personnel costs related to its editorial content and community management and support. Product development costs are expensed as incurred.

                             theglobe.com, inc.

       (All information subsequent to December 31, 1997 is Unaudited)


(1), Continued


     (m)  Advertising

          Advertising costs are expensed as incurred. Advertising costs totaling $1,248, $202,986 and $1,057,606 in 1995, 1996 and 1997,
          respectively, and $183,413 and $4,000,047 for the six months ended June 30, 1997 and 1998, respectively, are included in sales and marketing expenses in the Company's statements of operations.

     (n)  Stock-Based Compensation

          The Company accounts for stock-based compensation arrangements in accordance with Statement of Financial Accounting Standard ("SFAS") No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principle Board ("APB") Opinion No. 25 and provide pro forma net earnings disclosures for employee stock option grants if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     (o)  Net Loss Per Common Share

          The Company adopted SFAS No. 128, "Computation of Earnings Per Share," during the year ended December 31, 1997. In accordance with SFAS No. 128 and the Securities and Exchange Commission ("SEC") Staff Accounting Bullitin No. 98, basic earnings per share are computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon the conversion of the Convertible Preferred Stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the Treasury Stock method); common equivalent shares are excluded from the calculation if their effect is anti-dilutive. Pursuant to SEC Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued for nominal consideration, prior to the anticipated effective date of an IPO, are required to be included in the calculation of basic and diluted net loss per share, as if they were outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

          Diluted loss per share has not been presented separately, as the outstanding stock options, warrants and contingent stock purchase warrants are anti-dilutive for each of the periods presented.

          Anti-dilutive potential common shares outstanding were 2,619,820 for the period ended December 31, 1995, 3,444,037 and 14,873,344 for the years ended December 31, 1996 and 1997, respectively, and 3,823,398 and 17,528,945 for the six-month periods ended June 30, 1997 and 1998.

                             theglobe.com, inc.

       (All information subsequent to December 31, 1997 is Unaudited)


(1), Continued

     (p)  Recent Accounting Pronouncements

          In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented. SFAS No. 130 had no impact on the Company's financial statements.

          In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of and Enterprise and Related Information." SFAS No. 131 establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements, and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997 and requires statement of earlier periods presented. The Company has determined that it does not have any separately reporting business segments.

          In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement does not apply to the Company as the Company currently does not have any derivative instruments or hedging activities.

     (q)  Stock Split

          In May 1996, the Company authorized and implemented a ten-for-one common stock split. All share and per share information in the accompanying financial statements has been retroactively restated to reflect the effect of this stock split. In August 1997, the Company authorized and implemented a ten-for-one preferred stock split.

                             theglobe.com, inc.

       (All information subsequent to December 31, 1997 is Unaudited)


(2)  Concentration of Credit Risk

     Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable. The Company maintains cash and cash equivalents with various domestic financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions. From time to time, the Company's cash balances with any one financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

     The Company's customers are concentrated in the United States. The Company performs ongoing credit evaluations, generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information; to date, such losses have been within management's expectations.

     For the period from May 1, 1995 (inception) to December 31, 1995, there were no customers that accounted for over 10% of revenues generated by the Company, or of accounts receivable at December 31, 1995.

     For the year ended December 31, 1996, one customer accounted for approximately 71% of total revenues generated by the Company and 90% of accounts receivable at December 31, 1996.

     For the year ended December 31, 1997, there was one customer that accounted for 11% of revenues (excluding barter advertising revenues of $166,500) generated by the Company. There were no customers that accounted for over 10% of accounts receivable at December 31, 1997.

     For the six months ended June 30, 1998, there were no customers that accounted for over 10% of revenues generated by the Company, or of accounts receivable at June 30, 1998.

(3)  Property and Equipment

     Property and equipment consist of the following:


                                                                       June
                                            December   December         30,
                                               31,         31,         1998
                                              1996        1997      (unaudited)
                                            ---------  ----------  ------------

Computer equipment, including assets under
  capital leases of $-0-, $126,000, and
  $962,648, respectively..................    $181,557   $421,164   1,500,187
Furniture and fixtures....................       7,853     14,230      19,714
                                              --------   ---------  ---------
                                               189,410    435,394   1,519,901

Less accumulated depreciation and
  amortization, including amounts
   related to assets under capital........
   leases of $-0-, $-0- and $110,007,
   respectively............................     52,630     109,552     346,319
                                              --------    --------  ----------
      Total...............................    $136,780    $325,842  $1,173,582
                                              ========    ========  ==========
-------------------------------------------
                             theglobe.com, inc.

       (All information subsequent to December 31, 1997 is Unaudited)


(4)  Income Taxes


     The Company did not incur any income taxes for the period from May 1, 1995 (inception) to December 31, 1995 and for the year ended December 31, 1996 as a result of operating losses. Income taxes for the year ended December 31, 1997 are based solely on state and local taxes on business and investment capital.

     The difference between the provision for income taxes computed at the statutory rate and the reported amount of tax expense (benefit) attributable to income before income taxes for the period from May 1, 1995 (inception) to December 31, 1995 and for the year ended December 31, 1996 and 1997 are as follows:



                                                1995        1996        1997

                                           ------------------------------------

   Tax expense at statutory rates.....      $(22,340)  $ (257,781)$(1,218,695)
         Increase (reduction) in income
          taxes resulting from:
     Valuation allowance adjustment..         25,938      302,644   1,710,346
     State and local income taxes,
      net of Federal
      income tax benefit..............        (3,660)     (45,131)   (458,817)
      Other, net......................            62          268       3,266
                                            --------     --------   ---------

                                            $     --     $     --   $  36,100
                                            ========     ========   =========



     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1997 are presented below.

                                                      1996       1997
      Deferred tax assets:
                                                  ----------  ---------
        Net operating loss carryforwards.......    $326,982   2,018,635

        Allowance for doubtful accounts........          --       5,520

        Deferred compensation..................       1,600      14,773
                                                  ---------   ---------

            Total gross deferred tax assets....     328,582   2,038,928


      Less valuation allowance.................    (328,582) (2,038,928)
                                                  ---------   ---------
           Net deferred tax assets............    $      --   $      --
                                                  =========   =========


     The valuation allowance for deferred tax assets as of January 1, 1996 and 1997 was $328,582 and $2,038,928 respectively. The net change in the total valuation allowance for the years ended December 31, 1996 and 1997 was $302,644 and $1,710,346, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

                             theglobe.com, inc.

       (All information subsequent to December 31, 1997 is Unaudited)


(4), Continued

     Management   considers   the   scheduled   reversal  of  deferred  tax
     liabilities,   projected   future  taxable  income  and  tax  planning
     strategies in making this assessment.

     At December 31, 1997, the Company had net operating loss carryforwards available for federal and state income tax purposes of $4.4 million. These carryforwards expire through 2012 for federal purposes and state purposes.

     Under Section 382 of the Internal Revenue Code of 1986, as amended, the utilization of net operating loss carryforwards may be limited under the change in stock ownership rules of the Internal Revenue Code. As a result of ownership changes which occurred in August 1997, the Company's operating tax loss carryforwards and tax credit carryforwards are subject to these limitations.

(5)  Capitalization

     Authorized Shares

     During 1997, the Company amended and restated its certificate of incorporation. As a result, the total number of shares which the Company is authorized to issue is 25,000,000 shares: 22,000,000 of these shares are Common Stock, each having a par value of $0.001; and 3,000,000 shares are Preferred Stock, each having a par value of $0.001.

     Common Stock

     During 1995, the Company issued a total of 2,250,000 shares of Common Stock to its founders in exchange for $4,680 in cash. During 1997, the Company issued an additional 58,541 shares of Common Stock in connection with the exercise of certain stock options.

     Convertible Preferred Stock

     Each class of the Company's Convertible Preferred Stock (Preferred Stock) is convertible into Common Stock, as defined below, and has rights and preferences which are generally more senior to the Company's Common Stock and are more fully described in the Company's amended and restated certificate of incorporation. In 1995, the Company completed a private placement of 1,165,990 shares of Series A Preferred Stock for an aggregate price of approximately $113,000. Such consideration consisted of $67,000 in cash and the conversion of outstanding Notes (described below) in the aggregate amount of approximately $46,000. In 1995, the Company issued Convertible Promissory Notes ("Notes") in the aggregate principal amount of $45,500, bearing interest at rates between 6.62% and 8% per annum. These Notes, including interest thereon, were converted into a total of 453,010 shares of Series A Preferred Stock in connection with the Company's 1995 private placement, as required by the terms and conditions of such Notes.

     As of December 31, 1997, the Company had five series of Convertible Preferred Stock (collectively "Preferred Stock") authorized and of which only four of the series were outstanding. The holders of the various series of Preferred Stock generally have the same rights and privileges.

                             theglobe.com, inc.

       (All information subsequent to December 31, 1997 is Unaudited)


(5), Continued

     During December 1995, the Company completed a private placement of 1,151,450 shares of Series B Preferred Stock at 0.525 per share in two issuances for an aggregate price of approximately $604,000, $579,000 was paid in cash in 1995 and $25,000 in 1996.

     In 1996, the Company completed a private placement of 442,500 shares of Series C Preferred Stock at $2.00 per share for an aggregate price of approximately $885,000, paid in cash.

     In April 1997, the Company amended the Series C Preferred Stock agreement in order to extend the above private placement of Series C Preferred Stock to April 15, 1997. In connection with this private placement, the Company issued an additional 140,000 shares of Series C Preferred Stock at $2.00 per share for an aggregate price of $280,000 in 1997.

     In August 1997, the Company authorized and issued 51 shares of Series D Preferred Stock for an aggregate cash amount of $20,000,000 in connection with the investment by Dancing Bear Investments, Inc. These shares constituted 51% of the fully diluted capital stock of the Company at that time. In addition to the Series D Preferred Stock, Dancing Bear Investments, Inc. received warrants which provide the right to purchase up to 10 shares of Series E Preferred Stock representing 10% of the fully diluted capital stock of the Company at the time of exercise for an aggregate purchase price of $5,882,353, if exercised in total. In connection with the Dancing Bear Investment, two officers and shareholders of the Company received $500,000 each as signing bonuses in connection with their employment agreements. Such amounts were accrued for at that time and were subsequently paid in the first quarter of 1998.

     The conversion rate of the Series A, B and C Preferred Stock shall be the quotient obtained by dividing the applicable series' original issue price by the applicable series' conversion price. The original issue price and conversion price shall be $0.10, $0.525 and $2 per share for Series A, B and C, respectively. Each share of Series D and E Preferred Stock shall be convertible into an amount of common representing 1% of the fully diluted capital stock.

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, as defined, on a pari passu basis, an amount equal to $0.10, $0.525 and $2, $392,156.86 and $588,235.30 per
     share for Series A, B, C, D and E convertible Preferred Stock, respectively, shall be paid out of the assets of the Company available for distribution before any such payments shall be made on any shares of the Company's common shares or any other capital stock of the Company other than the Preferred Stock, plus any declared but unpaid dividends.

                             theglobe.com, inc.

       (All information subsequent to December 31, 1997 is Unaudited)


(5), continued

     The following table summarizes the Convertible preferred Stock authorized, issued and outstanding and liquidation preferences:


                                       Shares
                                     Issued and
                                     Outstanding
                          Shares                            Liquidation
                         Authorized  1996     1997           Preference
                         ---------   ----     ----           -----------

             Series A    1,165,990  1,165,990 1,165,990     $       0.10
             Series B    1,151,450  1,151,450 1,151,450     $       0.525
             Series C      582,500    442,500   582,500     $       2.00
             Series D           51          0        51     $ 392,156.86
             Series E           10          0         0
                         ---------  --------- ---------
                         2,900,001  2,759,940 2,899,991
                         =========  ========= =========


     All Preferred Shares shall be automatically converted into common shares in the event the Company closes a firm commitment for an underwritten initial public offering of its common stock for an aggregate amount of at least $15,000,000. The Preferred Shares are subject to additional mandatory conversion rights, as defined in the Company's amended and restated certificate of incorporation.

(6)  Stock Option Plan

     1995 Stock Option Plan

     During 1995, the Company established the 1995 Stock Option Plan, which was amended (the "Amended Plan") by the Board of Directors in December 1996. Under the Amended Plan, the Board of Directors may issue incentive stock options or nonqualified stock options to purchase up to 1,332,000 common shares. Incentive stock options may be granted only to officers who are employees of the Company, directors of the Company and other employees of the Company who are deemed to be "key employees." Incentive stock options must be granted at the fair market value of the Company's Common Stock at the date the option is issued. Nonqualified stock options may be granted to officers, directors, other employees, consultants and advisors of the Company. The option price for nonqualified stock options shall be at least 85% of the fair market value of the Company's Common Stock. The granted options under the amended plan shall be for periods not to exceed ten years. Incentive options granted to stockholders who own greater than 10% of the total combined voting power of all classes of stock of the Company must be issued at 110% of the fair market value of the stock on the date the options are granted.

     In connection with the Dancing Bear Investments, the Company reserved an additional 250,000 shares of its common stock for issuance upon the exercise of options to be granted in the future under the Amended Plan.

     The per share weighted-average fair value of stock options granted during 1995, 1996 and 1997 was $0.01, $0.08 and $0.16, respectively, on the date of grant using the option-pricing method with the following weighted-average assumptions: 1995 - risk-free interest rate 6% and an expected life of three years; 1996 - risk-free interest rate 6.18%, and an expected life of two years; 1997 - risk-free interest rate 6.00%, and an expected life of three years. As permitted under the provisions of SFAS No. 123, and based on the historical lack of a public market for the Company's units, no factor for volatility has been reflected in the option pricing calculation.

                             theglobe.com, inc.

       (All information subsequent to December 31, 1997 is Unaudited)


(6), continued

     The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, compensation cost of $4,000 and $28,115 has been recognized for its stock options granted below fair market value in 1996 and 1997, respectively, in the accompanying financial statements.

     Stock option activity during the periods indicated is as follows:


                                                             Weighted
                                                  Options     average
                                                  granted    exercise
                                                               price
                                                  ------      --------

      Outstanding at December 31, 1995.........   350,000      $ 0.01

      Granted..................................   334,097      $ 0.06

      Exercised................................         -

      Canceled.................................         -
                                                  -------      ------
      Outstanding at December 31, 1996.........   684,097      $ 0.03

      Granted..................................   823,402      $ 0.37

      Exercised................................   (58,541)     $ 0.08

      Canceled.................................    (5,000)     $ 0.49
                                                  -------


      Outstanding at December 31, 1997......... 1,443,958      $ 0.22
                                                =========

      Vested at December 31, 1997                 795,965
                                                =========

      Options available at December 31, 1997       79,502
                                                =========


     The  following  table  summarizes   information  about  stock  options
     outstanding at 12/31/97:


                Options Outstanding                 Options Exercisable
                -------------------               ------------------------
                             Weighted
                             Average    -----------              Weighted
  Range of                  Remaining    Weighted               -----------
  Exercise      Number     Contractual    Average     Number      Average
   Price      Outstanding      Life      Exercise   Outstanding  Exercise
                                           Price                   Price
-------------  ----------   ----------  ----------  ----------   -----------

$0.01-$0.0525   563,778         1        $ 0.026      466,524     $ 0.02

$0.20-$0.35     709,680         1          0.323      329,441       0.33

   $0.49        170,500         5          0.49             0          0
             ----------                              --------
              1,443,958                               795,965
             ==========                              ========
                             theglobe.com, inc.

        (All information subsequent to December 31, 1997 Unaudited)


(6), Continued

     At   December   31,   1997,   the  range  of   exercise   prices   and
     weighted-average remaining contractual life of outstanding options was $0.01 - $0.49 and 1 year, respectively.

     The Company applies APB No. 25 in accounting for its stock options granted to employees and accordingly, no compensation expense has been recognized in the financial statements (except for those options issued with exercise prices less than fair market value at date of grant). Had the Company determined compensation expense based on the fair value at the grant date for its stock options issued to employees under SFAS No. 123, the Company's net loss would have been adjusted to the pro forma amounts indicated below:

                                               1995       1996       1997
                                               ----       ----       ----

             Net loss - as reported           $65,706    $750,180  $3,584,400
                                              =======    ========  ==========

             Net loss - pro forma             $66,873    $756,135  $3,621,373
                                              =======    ========  ==========

             Basic net loss per common        $ (0.03)   $  (0.33) $    (1.56)
                share - as reported           =======    ========  ==========

             Basic net loss per common
                share -pro forma              $ (0.03)    $  (0.34) $   (1.58)
                                              =======     ========  =========


(7)  Commitments

     (a)  Office Leases

          In May 1997, the Company terminated its office lease in Ithaca, NY. The Company moved to New York City and entered into an operating lease agreement related to its new office space during February 1997.

          Rent expense for the operating leases was $-0-, $26,181 and $81,157 for the period from May 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997, respectively.

          Future minimum payments under the New York City office operating leases are as follows:

             Year ended December 31,             Amount

               1998........................    $120,200
               1999........................     121,787
               2000........................      86,517
               2001........................      87,000
               2002........................       7,250
                                               --------

               Total minimum lease payments    $422,754
                                               ========
                             theglobe.com, inc.

       (All information subsequent to December 31, 1997 is Unaudited)


(7), Continued

     (b)  Equipment Leases

          The Company's lease obligations are collateralized by certain assets at December 31, 1997. Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease obligations as of December 31, 1997 are:


                                                  Capital    Operating
      Year ending December 31,                    leases      leases
      ------------------------

        1998................................... $  41,399      41,014

        1999...................................    41,399      23,551

        2000...................................    41,399      12,860

        2001...................................    35,189       9,058

        2002...................................        --       7,567
                                                 --------     -------

                Total minimum lease payments.    $159,386     $94,050
                                                 ========     =======

        Less amount representing interest
         (at rates ranging from 11% to 12.5%)..    33,386
                                                 --------


        Present value of minimum capital
         lease payments........................   126,000
                                                 --------



        Less current installments of obligation
         under capital leases                      27,174
                                                 --------

        Obligations under capital leases,
         excluding current installments          $ 98,826
                                                 ========



          In addition, the Company entered into five capital leases in 1998 with future minimum payments totaling $1,062,884 starting in 1998 through 2003.

     (c)  Advertising Contracts

          During October 1997, the Company entered into an exclusive one-year contract with an advertising agency with a minimum monthly fee of $50,000.

     (d)  Employment Agreements

          The Company maintains employment agreements expiring in 2002, with two executive officers of the Company. The employment agreements provide for minimum salary levels, incentive compensation and severance benefits, among other items.

                             theglobe.com, inc.

       (All information subsequent to December 31, 1997 is Unaudited)


(8)  Subsequent Event (unaudited)

     The Company expects to record a charge to earnings in the third quarter of 1998 in connection with the transfer during the third quarter 1998 of warrants to acquire 450,000 shares of Common Stock by Dancing Bear Investments to certain officers of the Company. The amount of such charge will be determined by the difference between the initial public offering price per share and the exercise price per warrant.

     In July 1998, the Company approved the amendment and restatement of its certificate of incorporation to increase the number of authorized shares from 25,000,000 shares to 100,000,000 shares.

     The Company's 1998 Stock Option Plan (the "1998 Plan") was adopted by the Board of Directors on July 15, 1998, and approved by the stockholders of the Company as of July 15, 1998. The 1998 Plan provides for the grant of "incentive stock options" intended to qualify under Section 422 of the Code and stock options which do not so qualify. The granting of incentive stock option is subject to limitation as set forth in the 1998 Plan. Directors, officers, employees and consultants of the Company and its subsidiaries are eligible to receive grants under the 1998 Plan.

     The 1998 Plan authorizes for issuance of 1,800,000 shares of Common Stock, subject to adjustment as provided in the 1998 Plan. On July 15, 1998 the Board of Directors approved the grant of 200,000 options each to two executives. There are 1,235,000 options of Company outstanding under this Plan.

     No  dealer,   sales  representative  or  any  other  person  has  been
authorized to give any information or to make any representations in connection with the Offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

-----------------

                             TABLE OF CONTENTS
                                 Page
Prospectus Summary...........      3
Risk Factors.................      7
Cautionary Notice Regarding
  Forward Looking Statements.     23
Use of Proceeds..............     24
Dividend Policy..............     24
Capitalization...............     25
Dilution.....................     26
Selected Financial Data......     27
Management's Discussion and
  Analysis of Financial
  Condition and Results of
  Operations.................     28
Business.....................     37
Management...................     49
Certain Relationships and
  Related Transactions.......     58
Principal Stockholders.......     60
Description of Capital Stock.     62
Shares Eligible for Future Sale   69
Underwriting.................     71
Legal Matters................     72
Experts......................     72
Additional Information.......     72
Index to Financial Statements    F-1


     Until        ,  1998 (25 days after the date of this Prospectus),  all
dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligations of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments and subscriptions.

=                                   Shares

   [LOGO]


                                                Common Stock







                                                 PROSPECTUS





                                          Bear, Stearns & Co. Inc.

                                          Volpe Brown Whelan & Co.











                                                      , 1998

                                                  PART II

                                   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

     The following table shows the expenses, other than underwriting discounts and commissions, to be incurred in connection with the sale and distribution of securities being registered by the Company. Except for the SEC registration fee and the NASD Filing Fee, all amounts are estimated.



   SEC Registration Fee.....................................      $14,750
   NASD Filing Fee..........................................       5,500
   Blue Sky Fees and Expenses...............................           *
   Legal Fees and Expenses..................................           *
   Accounting Fees and Expenses.............................           *
   Printing Expenses........................................           *
   Miscellaneous Expenses...................................           *
                                                                     ----
      Total.................................................          $
                                                                      =

-------------
*  To be filed by amendment.

Item 14.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys'
fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, proceedings whether civil, criminal, administrative, or investigative (other than action by or in the right of the corporation -- a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statue requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statue provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.

     Article VI of the By-Laws requires the Company to indemnify any person who was or is a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any threatened, pending or completed action, suit, arbitration, alternative dispute mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) brought by reason of the fact that he or she is or was a director or officer of the Company, or, while a director or officer of the Company, is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefits plan against expenses (including attorneys' fees, judgments, fines, excise taxes under the Employee Retirement Income Security Act of 1974, penalties and amounts paid in settlement) incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

     Article VI of the Certificate provides that to the fullest extent that the DGCL, as it now exists or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of, or adoption of any provision of the Certificate inconsistent with, such Article VI shall not adversely affect any right or protection of a director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

     The Company has entered into indemnification agreements with its directors and officers substantially in the form attached to this registration statement as Exhibit 10.2. These agreements provide, in general, that the Company will indemnify such directors and officers for, and hold them harmless from and against, any and all amounts paid in settlement or incurred by, or assessed against, such directors and officers arising out of or in connection with the service of such directors and officers as a director or officer of the Company or its Affiliates (as defined therein) to the fullest extent permitted by Delaware law.

     The Company maintains directors' and officers' liability insurance which provides for payment, on behalf of the directors and officers of the Company and its subsidiaries, of certain losses of such persons (other than matters uninsurable under law) arising from claims, including claims arising under the Securities Act, for acts or omissions by such persons while acting as directors or officers of the Company and/or its subsidiaries, as the case may be.

     The Underwriting Agreement (the form of which is filed as Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Company and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15.  Recent Sales of Unregistered Securities

     All sales, unless otherwise noted, were made in reliance on Section 4(2) of the Securities Act and/or Regulation D or Rule 701 promulgated under the Securities Act and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to the Registrant that the shares were being acquired for investment.



                    DATE OF         TITLE OF       NUMBER OF    CONSIDERATION
PURCHASER           ISSUANCE       SECURITIES        SHARES        RECEIVED ($)
---------           --------       ----------     ------------  ---------------



Alce Partners, L.P.  12/22/95       Series B       190,480         100,002
                                    Preferred
Bergendahl, Anders    9/7/95        Series A       159,630          15,750
                                    Preferred
                                    Series B        95,240          50,001
                                    Preferred
                                    Series C        15,000          30,000
                                    Preferred
Bergendahl, Mia       9/7/95        Series A       159,630          15,750
                                    Preferred
                                    Series B        47,620          25,000.50
                                    Preferred
Cayuga Venture Fund                 Series C        12,500          25,000
                                    Preferred
David Duffield      12/22/95        Series B       190,480         100,002
Trust                               Preferred
                                    Series C       250,000         500,000
                                    Preferred
de Selliers,                        Series C        25,000          50,000
Baudouin                            Preferred
Ganem, Bruce                        Series C        15,000
                                    Preferred
GC&H Investments    12/22/95        Series B        47,620
                                    Preferred
Grey, Nicki         11/16/95        Series A         6,430             500
                                    Preferred
Grinstead, Simon    11/16/95        Series A       106,430          10,500
                                    Preferred
Halperin, Mark R.   12/22/95        Series B        47,620
                                    Preferred
                                    Series C        12,500
                                    Preferred
Halperin Dow,       12/22/95        Series B        47,620          25,000.50
Peggy Anne                          Preferred
                                    Series C        12,500
                                    Preferred
Halperin, Philip W. 12/22/95        Series B        47,620          25,000.50
                                    Preferred
                                    Series C        12,500
                                    Preferred
Halperin, Robert M. 12/22/95        Series B        47,620          25,000.50
                                    Preferred
                                    Series C        12,500
                                    Preferred
Hirsch, Jason       11/16/95        Series A        38,490           3,000
                                    Preferred
Horowitz, David     12/22/95        Series B       100,000          52,500
                                    Preferred
                                    Series C        25,000          50,000
                                    Preferred
                                    Common Stock    31,944           3,111
Huret Family Trust                  Series C        12,500          25,000
                                    Preferred
Karlsson, Bengt                     Series C        50,000         100,000
                                    Preferred
Krizelman, Allen      9/7/95        Series A       151,690          15,000
                                    Preferred
Krizelman, Susan    11/16/95        Series A        12,830           1,000
                                    Preferred
Krizelman, Todd                     Common Stock 1,050,000
                    11/16/95        Series A        44,910           3,500
                                    Preferred
Leavitt                             Series C        75,000         150,000
Investments, L.P.                   Preferred
Maconie, Andrew     11/16/95        Series A         6,430
                                    Preferred
Miller, Dan                         Series C        37,500          75,000
                                    Preferred
Muckstadt, Jack                     Series C        15,000          30,000
                                    Preferred
Muller, Georges      1/22/96        Series B        47,620          25,000.50
                                    Preferred
Paternot, Jacques     9/7/95        Series A        32,850           3,000
                                    Preferred
                    12/22/95        Series B        13,330           6,998.25
                                    Preferred
Paternot, Madeleine 11/16/95        Series A         2,570
                                    Preferred
Paternot, Monica    11/16/95        Series A         3,860
                                    Preferred
Paternot, Stephan                   Common Stock 1,200,000
Paternot, Thierry   11/16/95        Series A         6,430             500
                                    Preferred
                    12/22/95        Series B        38,100          20,002.50
                                    Preferred
Paternot, Yves        9/7/95        Series A       177,380          17,000
                                    Preferred
                    12/22/95        Series B        47,620          25,000.50
                                    Preferred
S. Knight Pond        9/7/95        Series A       256,430          26,500
Trust                               Preferred
                    12/22/95        Series B       142,860          75,001.50
                                    Preferred
Tuli, John                        Common Stock      26,597


   (1) In August 1997, the Company issued and sold to Dancing Bear Investments (i) 51 shares of Series D Preferred Stock which will convert into 8,047,529 shares of Common Stock upon consummation of this Offering and (ii) Warrants to purchase 4,046,018 shares of Common Stock of the Company at the time of exercise for an aggregate price of $5,882,353. The aggregate consideration for such transaction was $20 million.

   (2) Since inception, the Company has granted stock options to directors, officers and employees of the Company under the Company's 1998 Stock Option Plan and 1995 Stock Option Plan. As of July 1998, the Company has granted 1,235,000 and 1,425,941 shares of Common Stock to directors, officers and employees of the Company under the Company's 1998 Stock Option Plan and 1995 Stock Option Plan, respectively, and the Company issued -0- and 144,058 shares of Common Stock pursuant to the exercise of these options under the Company's 1998 Stock Option Plan and 1995 Stock Option Plan, respectively


Item 16.  Exhibits and financial statement schedules

   (a)    Exhibits

          The following Exhibits are attached hereto and incorporated herein by reference:

          1.1  Form of Underwriting Agreement*

          3.1  Form of Second Amended and Restated Certificate of
               Incorporation of the Company

          3.2  Form of By-Laws of the Company*

          4.1 Second Amended and Restated Investor Rights Agreement among the Company and certain equity holders of the Company dated as of August 13, 1997

          4.2 Amendment No.1 to Second Amended and Restated Investor Rights Agreement among the Company and certain equity holders of the Company dated as of July 15, 1998

          4.3  Registration Rights Agreement dated as of July 15, 1998*

          4.4 Specimen certificate representing shares of Common Stock of the Company*

          4.5  Amended and Restated Warrant to Acquire Shares of Common
               Stock*

          5.1  Opinion of Fried, Frank, Harris, Shriver & Jacobson*

          9.1 Voting Trust Agreement by and among Michael Egan, Todd V. Krizelman and Stephan J. Paternot dated as of 1998*

          10.1 Employment Agreement dated August 13, 1997, by and between the Company and Todd V. Krizelman

          10.2 Employment Agreement dated August 13, 1997, by and between the Company and Stephan J. Paternot

          10.3 Employment Agreement dated July 13, 1998, by and between the Company and Francis T. Joyce

          10.4 Form of Indemnification Agreement between the Company and each of its Directors and Executive Officers

          10.5 Lease Agreement dated January 14, 1997 between the Company and Fifth Avenue West Associates L.P.*

          10.6 1998 Stock Option Plan*

          10.7 1995 Stock Option Plan

          10.8 Rights Agreement dated 1998, by and between the Company and
               as     Rights Agent*

          11.1 Computation of Loss Per Share

          23.1 Consent of KPMG Peat Marwick

          23.2 Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1)*

          24.1 Power of Attorney (contained on signature page on page 8)

          27.1 Financial Data Schedule*

          99.1 Valuation and Qualifying Accounts

____________________________
* To be filed by amendment.


Item 17.  Undertakings

     The undersigned Registrant hereby undertakes:

     (1) to provide to the Underwriters at the closing specified in the Underwriting Agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt deliver to each purchaser.

     (2) that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (3) that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective; and

     (4) that for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus filed shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on the 24th day of July 1998.


                                             theglobe.com, inc.

                                             By:      /s/  Todd Krizelman
                                                  -----------------------
                                                        Todd Krizelman
                                                Co-Chief Executive Officer and
                                                   Co-President


                                             By:     /s/  Stephan Paternot
                                                  ------------------------
                                                       Stephan Paternot
                                                Co-Chief Executive Officer,
                                                   Co-President and Secretary



                    -----------------------------------

                             POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signatures appear below, constitute and appoint Michael Egan, Todd Krizelman and
Stephan Paternot, and each of them as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their names, places, and steads, in any and all capacities, to sign the Registration Statement to be filed in connection with the public offering of common stock of theglobe.com, inc. and any and all amendments (including post-effective amendments) to the Registration Statement, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                    -----------------------------------


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


        Signature                      Title                      Date
        -----------                   --------                  -------

     /s/ Michael Egan      Chairman                          July 24, 1998
--------------------------

       Michael Egan

    /s/ Todd Krizelman     Co-Chief Executive Officer,       July 24, 1998
-------------------------- Co-President and Director

      Todd Krizelman

   /s/ Stephan Paternot    Co-Chief Executive Officer,       July 24, 1998
-------------------------- Co-President, Secretary and
                           Director
     Stephan Paternot

     /s/ Frank Joyce       Vice President and Chief          July 24, 1998
-------------------------- Financial Officer (Principal
                           Accounting Officer)
       Frank Joyce

   /s/ Edward Cespedes     Director                          July 24, 1998
--------------------------

     Edward Cespedes

    /s/ Rosalie Arthur     Director                          July 24, 1998
--------------------------

      Rosalie Arthur

   /s/ Robert Halperin     Director                          July 24, 1998
--------------------------

     Robert Halperin

    /s/ David Horowitz     Director                          July 24, 1998
--------------------------

      David Horowitz

  /s/ H. Wayne Huizenga    Director                          July 24, 1998
--------------------------

    H. Wayne Huizenga
--------------------------